As filed with the Securities and Exchange Commission on November 8, 2007

Registration No. 333-147092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DATA DOMAIN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3572	94-3412175
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 Central Expressway

Santa Clara, CA 95050

(408) 980-4800

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Frank Slootman

President and Chief Executive Officer

2300 Central Expressway Santa Clara, CA 95050 (408) 980-4800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson Dennis R. DeBroeck Fenwick & West LLP 801 California Street Mountain View, California 94041 Telephone: (650) 988-8500 Telecopy: (650) 938-5200	John L. Savva Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 Telephone: (650) 461-5600 Telecopy: (650) 461-5700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued November 8, 2007

8,500,000 Shares

COMMON STOCK

Data Domain is offering 4,000,000 shares of its common stock and the selling stockholders are offering 4,500,000 shares. Data Domain will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “DDUP.” The last reported sale price of our common stock on November 7, 2007 was $34.99 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Data Domain	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Data Domain, Inc. and the selling stockholders have granted the underwriters the right to purchase up to an additional 1,275,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2007.

MORGAN STANLEY

PACIFIC CREST SECURITIES

WACHOVIA SECURITIES

CANACCORD ADAMS	NEEDHAM & COMPANY, LLC

                    , 2007

datadomain

Deduplication Storage Systems

datadomain

- Cost Effective
- Easy To Use
- High Performance
- Reliable
- Compatible

data domain logo

Deduplication Storage Systems

‰	Cost Effective
‰	Easy to Use
‰	High Performance
‰	Reliable
‰	Compatible

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before buying our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and our risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms “Data Domain,” the “company,” “we,” “us” and “our” in this prospectus to refer to Data Domain, Inc. and its subsidiaries on a consolidated basis.

DATA DOMAIN

Overview

Data Domain is a leading provider of deduplication storage appliances for disk-based backup and network-based disaster recovery. Our appliances reduce the storage of redundant copies of data and associated storage costs within enterprises and are an alternative to tape-based protection storage systems. Our storage solutions address protection storage requirements with low operating costs, ease of use, high performance, reliability and compatibility with leading enterprise backup software applications. We sell our appliances through a network of channel partners and our direct sales force. We have over 100 channel partners and our appliances have been purchased by approximately 1,200 customers worldwide.

Our disk-based appliances combine our Global Compression technology with industry standard components to enable dramatic reductions in the amount of stored backup data. Global Compression technology incorporates a process called data deduplication, which avoids storing redundant copies of data while writing data to disk. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data. Through deduplication, our appliances enable enterprises to cost-effectively utilize WAN vaulting, a process by which enterprises replicate backup data offsite using a wide area network, or WAN. Our appliances also provide advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable.

Industry Background

The amount of data stored by enterprises is growing rapidly. As data is created, shared and stored, extra copies are made by multiple users across an enterprise’s network and in multiple storage systems, requiring dramatically greater storage capacity and resulting in significantly increased costs. This problem is particularly pronounced for backup and disaster recovery storage, which is also referred to as protection storage, because backup systems routinely make complete, redundant copies of largely identical files even if only minimal changes have occurred since the last backup event. Even enterprises using leading backup software experience this problem. With enterprises typically performing backup events on a regular basis, redundant data is multiplied, further increasing storage requirements and associated costs.

Backup data has traditionally been stored on tape-based systems because of their relatively low upfront cost. Tape-based systems store all data copied in a backup event and therefore contribute to the problem of increasing data redundancy. The operation of tape-based systems also suffers from numerous limitations, including high operating costs, cumbersome handling, poor performance and unreliability. Disk-based systems have higher performance than tape-based systems but traditionally have not been cost-competitive for backup storage. We believe that our Global Compression technology, combined with recent developments in hard disk drive technology and industry standard components, provide us with a significant opportunity to displace tape-based systems and other less efficient disk-based solutions with deduplication storage appliances that dramatically reduce the amount of redundant data stored in the backup process. Deduplication storage appliances allow enterprises to make more efficient use of their storage capacity and enable disk-based systems to become a cost-effective alternative for protection storage. The 451 Group, an industry research firm, has stated in a June 2007 report that it expects the market for data deduplication to reach $260 million in 2007 and that, at historical growth rates, the market for data deduplication is set to be $1 billion by 2009.

The Data Domain Deduplication Storage Solution

Our deduplication storage appliances for disk-based backup and network-based disaster recovery provide an alternative to tape-based protection storage systems. Our appliances provide customers with the following benefits:

•

Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with the labor-intensive handling and transportation processes required by tape-based systems. In addition, because our appliances enable enterprises to dramatically reduce the storage capacity required for backup data, our appliances can be deployed at an upfront cost comparable to that of tape-based systems;

•

Ease of Use—Our appliances are designed to integrate seamlessly with our customers’ existing storage infrastructures and are easy to install and operate. Our appliances also enable customers to avoid many of the manual collection, transportation and other physical processes associated with tape-based systems;

•

High Performance—Our appliances utilize hard disk drives to provide our customers with faster access to data. In addition, through our Global Compression technology and data replication software, data sets can be dramatically compressed, thereby enabling customers to utilize WAN vaulting cost-effectively;

•	Reliability—Our appliances provide advanced levels of data protection by incorporating technology that performs continuous verification to help ensure that backup data is accurate and recoverable; and

•

Compatibility with Existing Backup Software—Our appliances are compatible with the leading enterprise backup software available in the market today, including products offered by CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation.

Our Strategy

Our goal is to be the leader in the deduplication storage market. Key elements of our strategy include:

•	Continue to focus our sales efforts in the protection storage market, which we believe represents the greatest initial opportunity for the sale of our appliances;

•	Grow our network of channel partners and our direct sales organization to improve penetration of the protection storage market in the United States and to continue to grow sales internationally;

•	Continue to invest in research and development to enhance the capacity, performance and breadth of application support of our appliances;

•

Broaden our relationships with existing technology partners and establish new partnerships with additional technology partners to enhance the interoperability of our appliances with products from multiple vendors and to extend our marketing reach; and

•	Deploy our systems in other sectors of the storage market, beyond protection storage, which we believe will benefit from deduplication storage systems.

Corporate Information

We were incorporated in Delaware in October 2001. Our corporate headquarters is located at 2300 Central Expressway, Santa Clara, California 95050. Our telephone number is (408) 980-4800. Our website address is www.datadomain.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

“Data Domain,” “Global Compression” and other trademarks of Data Domain appearing in this prospectus are the property of Data Domain. This prospectus contains additional trade names and trademarks of ours and of other companies. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by Data Domain	4,000,000 shares

Common stock offered by the selling stockholders	4,500,000 shares

Common stock to be outstanding after this offering	57,421,271 shares

Use of proceeds

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. We do not have agreements or commitments for any specific acquisitions at this time. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds.”

Dividend policy	Currently, we do not anticipate paying cash dividends.

Risk factors	You should read “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Nasdaq Global Market symbol	DDUP

The number of shares of our common stock to be outstanding following this offering is based on 53,421,271 shares of our common stock outstanding as of September 30, 2007, but excludes:

•	13,252,350 shares of common stock issuable upon exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $4.43 per share; and

•	7,157,621 shares of common stock reserved as of September 30, 2007 for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

Except as otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase up to an additional 1,275,000 shares to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize the consolidated financial data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Total revenue	$779	$8,121	$46,434	$28,555	$78,742
Total cost of revenue(1)	1,424	5,170	14,523	9,651	23,600

Gross profit (loss)	(645)	2,951	31,911	18,904	55,142

Operating expenses:
Sales and marketing(1)	4,177	9,495	20,252	12,386	36,933
Research and development(1)	4,454	6,450	10,447	7,162	16,273
General and administrative(1)	739	1,039	2,831	1,505	6,904
Settlement expense	—	—	2,919	—	—

Total operating expenses	9,370	16,984	36,449	21,053	60,110

Operating loss	(10,015)	(14,033)	(4,538)	(2,149)	(4,968)
Total other income (expense), net	189	283	723	587	1,909

Loss before provision for income taxes	(9,826)	(13,750)	(3,815)	(1,562)	(3,059)
Provision for income taxes	2	33	211	72	525

Net loss	$(9,828)	$(13,783)	$(4,026)	$(1,634)	$(3,584)

Net loss per share, basic and diluted	$(2.10)	$(2.38)	$(0.56)	$(0.24)	$(0.15)

Shares used in computing basic and diluted net loss per share	4,672	5,801	7,128	6,899	23,721

(1)	Includes stock-based compensation expense as follows:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Cost of revenue	$1	$4	$36	$21	$320
Sales and marketing	8	28	485	267	2,993
Research and development	15	47	558	333	1,918
General and administrative	11	17	212	121	1,475

Total stock-based compensation expense	$35	$96	$1,291	$742	$6,706

	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007

	Actual (unaudited)	Actual	Actual	Actual (unaudited)	As Adjusted (unaudited)(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$9,358	$12,505	$11,857	$129,279	$262,341
Working capital	8,233	9,692	12,856	125,036	258,098
Total assets	11,394	18,896	30,913	165,755	298,817
Other liability(3)	—	—	3,319	—	—
Mandatorily redeemable convertible preferred stock	26,273	41,309	41,514	—	—
Common stock and additional paid-in capital	1,293	1,542	3,049	164,464	297,526
Total stockholders’ equity (deficit)	(17,516)	(31,037)	(33,566)	124,231	257,293

(2)	The as adjusted column in the consolidated balance sheet data table above reflects our sale of 4,000,000 shares of common stock in this offering, at an assumed price to public of $34.99 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us.
(3)	See Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be harmed. In that event, the price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We derive all of our revenue from sales of a single line of systems and related customer support and services, and if demand for these systems does not continue to grow, our business would be harmed.

We derive all of our revenue from sales of a single line of deduplication storage systems and associated customer support and services. As a result, we are vulnerable to fluctuations in demand for these systems, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. If demand for our systems does not continue to grow, our business would be harmed.

We experience quarterly fluctuations in our operating results due to a number of factors, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the price of our common stock could decline substantially.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand for our appliances;

•	fluctuations in sales cycles and prices for our appliances;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	the timing of recognizing revenue in any given quarter as a result of revenue recognition rules;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	our ability to hire additional sales personnel and the length of time required for any such additional personnel to generate significant revenue;

•	any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;

•	our ability to control costs, including our operating expenses and the costs of the components we purchase; and

•	general economic conditions in our domestic and international markets.

In addition, we may experience seasonality in the sales of our appliances. We believe our rapid growth and limited operating history may have masked the nature or magnitude of seasonal or cyclical factors that might have influenced our business to date. Seasonal variations in our sales may lead to significant fluctuations in our quarterly operating results.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have not yet achieved profitability for any fiscal year. We incurred a net loss of approximately $3.6 million for the nine months ended September 30, 2007. As of September 30, 2007, our accumulated deficit was approximately $40.2 million. We expect to continue to incur losses, and we may not become profitable in the foreseeable future, if ever. We expect to make significant expenditures related to the development of our business, including expenditures to hire additional personnel relating to sales and marketing and product development. In addition, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short term. As a result, a delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and annually and could result in substantial operating losses. Our revenue growth trends in prior periods are not likely to be sustainable, and we may not generate sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee.

Our sales are difficult to predict, even in the near term, and a substantial portion of our quarterly sales typically occurs during the last several weeks of the quarter.

A substantial portion of our quarterly sales typically occurs during the last several weeks of the quarter, which we believe largely reflects customer buying patterns of products similar to ours and other products in the technology industry generally. In addition, a significant portion of our sales in any quarter is not forecast at the start of the quarter and is generated by sales activity initiated within the quarter. Similarly, we have little visibility at the start of any quarter as to which existing customers, if any, will make additional purchases and when any additional purchases may occur, if at all. As a result, our quarterly operating results are difficult to predict even in the near term.

Our sales efforts involve educating potential customers about the uses and benefits of our appliances, including their technical capabilities and potential cost savings. Potential customers may undertake a significant evaluation process that has in the past resulted in a longer sales cycle. In addition, our sales cycle may be extended if potential customers decide to re-evaluate other aspects of their backup storage infrastructure at the same time they are considering a purchase of our appliances. We spend substantial time, money and other resources in our sales process without any assurance that our efforts will produce any sales. In addition, customer purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter, or at all, our business may suffer.

We have a limited operating history and compete in a new and rapidly evolving market, which makes our future operating results difficult to predict.

We were incorporated in October 2001 and first shipped our appliances in February 2004. We have a limited operating history in an industry characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. As we encounter rapidly changing customer requirements and increasing competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Furthermore, because we compete in an early stage market, many of our target customers have not purchased products similar to ours and might not have a specific budget for the purchase of our appliances. All of these factors make it difficult to predict our future operating results, which may impair our ability to manage our business and investors’ ability to assess our prospects.

Our financial results would suffer if the market for deduplication storage appliances does not continue to grow.

Our appliances are designed to address the market for deduplication storage appliances for backup and network-based disaster recovery. This is a new and emerging market. Historically, enterprises have relied on non-deduplication tape-based technologies for backup and recovery. A reduction in demand for deduplication storage appliances for backup storage or network-based disaster recovery could be caused by, among other things, lack of customer acceptance, weakening economic conditions, competing technologies and products, or decreases in corporate spending. Our future financial results would suffer if the market for deduplication storage appliances does not continue to grow.

We face significant competition and expect this competition to intensify, which could prevent us from increasing our revenue.

The market for our products is highly competitive and we expect competition to intensify in the future. Other companies have introduced and may in the future introduce new products in the same markets we serve or intend to enter. This competition has resulted in pricing pressure, and may result in the future in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share. Competition has in some instances resulted in a negative impact on the length of our sales cycle, and we may experience longer sales cycles in future periods due to increased competition. In particular, if a large number of orders is, or a large dollar value order is, delayed or cancelled, our financial results may be harmed.

Competitive products may have better performance, lower prices and broader acceptance than our appliances. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. In addition, our competitors may be able to bundle products and services that we do not offer together with products that compete with ours at a combined price that is more attractive than the price we charge for our appliances. We expect increased pricing pressure in the future, which could have a negative impact on the gross margins for our appliances. Currently, we face competition from traditional providers of tape-based storage systems such as Sun Microsystems, Inc. and Quantum Corporation as well as a number of established storage companies that offer a variety of different disk-based storage products, including EMC Corporation and Network Appliance, Inc. and, to a lesser extent, Hitachi Data Systems Corporation, Hewlett-Packard Company and International Business Machines Corporation. Some of our competitors sell, or have announced plans to sell, deduplication storage products that compete directly with our appliances, and additional competitors may introduce deduplication storage products in the future. Pursuant to a cross-license agreement with Quantum, we have licensed our current, and certain future, patents relating to data storage or data transmission, which could assist Quantum in competing with us. We also compete with a number of emerging hardware and software companies that may become more significant competitors in the future. In addition, in certain segments of our market, we may compete with WAN acceleration and backup software providers that incorporate deduplication capabilities in their products.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. Some of our channel partners currently market products and services that compete with our appliances. If these channel partners cease to distribute our appliances for competitive reasons, our sales may decrease or not grow as quickly. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually are able to offer. We believe additional consolidation or partnerships are likely to occur in the future as companies attempt to strengthen or maintain their market positions in an evolving industry. The companies resulting from these consolidations or partnerships could significantly change the competitive landscape and adversely affect our ability to compete effectively. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

If we elect to discount our support and services pricing to attract or retain customers, we may be required to defer a portion of our revenue to future periods.

If we elect to discount our support and services pricing or otherwise introduce significant variability in our support and services arrangements, this variability may require us to defer the recognition of revenue from sales of our appliances. We recognize revenue for our appliances using the residual method as allowed by AICPA Statement of Position, or SOP, No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9. Under this method, in order to recognize product revenue upon shipment, we must establish sufficient evidence, which is referred to as vendor specific objective evidence, or VSOE, of the fair value of our support and services. We have established VSOE of fair value of our support and services based on the price charged when support and services are sold separately. If we are required to change the pricing of support and services through discounting, or otherwise introduce variability in the pricing of support and services, on certain transactions to attract or retain customers, we may be unable to maintain VSOE of the fair value of support and services for similar types of transactions. As a result, we could be required to defer all revenue for these transactions and recognize revenue ratably over the term of the related support and services contracts, which is typically one to three years. If this were to occur, our revenue would decline and our business and operating results would be harmed.

Our appliances handle mission-critical data for our customers and are highly technical in nature. If customer data is lost or corrupted, or our appliances contain software errors or hardware defects, we could have product liability exposure and our reputation and business could be harmed.

Our appliances are involved in storing and replicating mission-critical data for our customers. The process of storing and replicating that data is highly technical and complex. If any data is lost or corrupted in connection with the use of our appliances, our reputation could be seriously harmed and market acceptance of our appliances could suffer. In addition, our appliances have contained and may in the future contain software errors, hardware defects or security vulnerabilities. We rely on our suppliers to deliver high quality components for use in our products and we have limited or no control over our suppliers’ product development and production processes. Some software errors or defects in the hardware components of our appliances may only be discovered after an appliance has been installed and used by customers. In April 2007, we initiated a field replacement program to replace a circuit board used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. All of the circuit boards that have failed were manufactured by fabricators that are no longer supplying parts for use in our appliances. Through the replacement program, we are offering to replace the potentially affected circuit boards with circuit boards manufactured by a particular fabricator. We accrued estimated warranty costs of $1.2 million in the first quarter of 2007 for this replacement program. We accrued an additional $450,000 at September 30, 2007 to expand this program for additional circuit boards used in some of our appliances. These estimates were based on the number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. As of September 30, 2007, we had incurred approximately $936,000 of costs associated with these field replacement programs and $699,000 remains in accrued liabilities to cover future costs for the units potentially affected. Although we believe our estimates and judgments for the replacement program are reasonable, if the problem is more extensive than we currently believe or the actual costs of the program otherwise exceed our estimate, our operating results will be negatively impacted. Any such errors, defects or security vulnerabilities discovered in our appliances after commercial release could result in loss of revenue, loss of customers, increased service and warranty cost, harm to our reputation and diversion of attention of our management and technical personnel, any of which could significantly harm our business. In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our appliances.

Changes in existing technologies or the emergence of new products or technologies could reduce demand for our appliances and significantly harm our business.

Changes in existing technologies could cause demand for our appliances to decline. For example, if changes in technology result in a significant reduction in the price for hard disk drives, enterprises may not need to utilize deduplication storage in order to cost-effectively backup and protect their data. One or more new technologies also could be introduced that compete favorably with our appliances or that cause our appliances to no longer be of significant benefit to our customers. In addition, because our appliances work with enterprise backup software applications to transfer and store data in the protection storage environment, we are dependent on enterprises’ use of these applications for data protection and disaster recovery purposes. If enterprises adopt products or technologies that enable them to protect and recover their data without the need for backup software, demand for our appliances would be reduced significantly.

The inability of our appliances to interoperate with backup software applications would cause our business to suffer.

We have designed our appliances to interoperate with the leading enterprise backup software applications available in the market. If our appliances are not compatible with the leading backup software applications, demand for our appliances will decline. Some backup software providers currently offer products that compete with ours and other providers may do so in the future. Backup software providers may in the future make changes that would diminish the ability of our appliances to interoperate with their applications. If this were to occur, we may need to spend significant time and effort to ensure the continued compatibility of our appliances, which may not be possible at all. Any of these developments could significantly harm our business.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business will suffer.

The market in which we currently operate is rapidly developing. We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs, either in a timely manner or at all. We also may not be able to develop our products in a manner that enables us to successfully address the needs of other parts of the enterprise storage market. For example, we intend to deploy our systems for other classes of applications. These classes of applications, such as archival storage and fixed-content data storage, manage largely static files and benefit from the fast storage and retrieval of disk-based systems, but do not require the performance characteristics of primary storage. Our failure to extend our deduplication technology into classes of applications in addition to protection storage, particularly if our competitors are able to do so, could harm our business. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners, which would harm our business.

Data formats may change in a way that reduces the value of our compression technologies.

Our compression technologies have been designed to work well for data formats commonly seen in customer data centers today. The format of data stored on our appliances may change in ways that reduce the benefit of our compression technologies. Such format changes could result from changes in the applications that create or transmit the data, changes in the systems that store the data, or changes in policies concerning data encryption, compression, or encoding. For example, some potential customers in the past have employed encryption or compression technologies that they were unable or unwilling to disable and therefore did not find the benefits of our Global Compression technologies compelling. If the number of such potential customers were to increase significantly in the future, our business could suffer.

We rely on channel partners to sell our appliances, and disruptions to, or our failure to develop and manage our channel partners would harm our business.

Our future success is dependent upon establishing and maintaining successful relationships with a large number of channel partners. A substantial majority of our revenue is generated by sales through our channel partners, and we expect channel sales to continue to make up a significant portion of our total revenue in the future, particularly outside the United States. In the nine months ended September 30, 2007, approximately 84% of our revenue was generated by sales through our channel partners. Accordingly, our revenue depends in large part on the effective sales and lead generation activities of these channel partners.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we grow our organization. We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our appliances. Our channel partners may choose not to offer our appliances exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors’ products may also prove to be difficult. In addition, some of our channel partners are also competitors. Our failure to establish and maintain successful relationships with channel partners would seriously harm our business and operating results.

If we lose key personnel or are unable to attract and retain qualified personnel on a cost-effective basis, our business would be harmed.

Our success is substantially dependent upon the performance of our senior management and key technical and sales personnel. Our management and employees can terminate their employment at any time, and the loss of the services of one or more of our executive officers or other key employees could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales and research and development departments. Our dependence on attracting and retaining qualified personnel is particularly significant as we attempt to grow our organization. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, our business would be harmed.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion of our operations and headcount will be required. For example, our headcount increased from 179 employees as of December 31, 2006 to 363 employees as of September 30, 2007. Our growth has and will place significant demands on our management, infrastructure and other resources. To manage our growth, we will need to hire, train, integrate and retain a large number of highly skilled and motivated employees. We will also need to continue to improve our financial and management controls and reporting systems and procedures. We implemented new enterprise resource planning software for our finance and inventory management processes in October 2007, and may in the future upgrade other finance, sales and inventory management systems. We could encounter delays or difficulties in implementing any of these systems. If we do not effectively manage our growth, our business would be harmed.

We are dependent on a single contract manufacturer and changes to that relationship may result in delays or disruptions that could harm our business.

We rely on a single independent contract manufacturer, Solectron, which has recently been acquired by Flextronics, to manufacture and assemble our appliances. We currently have an agreement in place with Solectron that is subject to automatic extensions in one-year increments absent notice of termination by us or Solectron. However, either party can terminate the agreement for any reason at any time with at least 90 days’ advance written notice. We may not be able to effectively manage our relationship with Solectron, and Solectron may not meet our future requirements for timely delivery. Our orders represent only a small percentage of the overall orders received by Solectron from its customers. As a result, fulfilling our orders may not be considered a priority by Solectron in the event it is constrained in its ability to fulfill all of its customer obligations in a timely manner. Although the services required to manufacture and assemble our appliances may be readily available from a number of other established contract manufacturers, it would be time consuming and costly to qualify and implement a new contract manufacturer relationship. Although we have a contingency plan in place with Solectron in the event that its capacity at the location used to manufacture and assemble our appliances is reduced or temporarily eliminated, any event that disrupts the manufacturing and assembly process could harm our business. If Solectron suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or if we have to change or add additional contract manufacturers, our ability to manufacture and ship appliances to our customers would be delayed and our business would suffer.

Our anticipated move to a new headquarters could be disruptive to our business.

On July 10, 2007, we entered into a lease for office space which we intend to use as our new corporate headquarters. We expect to substantially move our operations into the new facility in the fourth quarter of 2007 and the first quarter of 2008. The build-out of the new facility and the move may be disruptive to our personnel and operations, and may require substantial management time and attention. In addition, we could encounter delays in executing our plans, which could entail further disruption and associated costs. If these disruptions result in a decline in productivity of our personnel, negative impacts on operations such as product shipments and support, or if the move is delayed for any reason or we experience unanticipated expenses associated with the build-out of the facility or the move, our business and operating results may be harmed.

Our independent registered public accounting firm identified a material weakness in the design and operation of our internal controls as of December 31, 2006, which could result in material misstatements in our financial statements in future periods.

Our independent registered public accounting firm reported to our audit committee a material weakness in our financial statement close process as of December 31, 2006. A material weakness is defined by the standards issued by the Public Company Accounting Oversight Board as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The identified material weakness resulted from lacking formal policies, procedures and processes relating to our financial statement close and account reconciliation processes and having inadequate resources in our finance organization to perform a high quality financial statement close and report our financial information in a timely manner consistent with the requirements for a publicly traded company. Specifically, this material weakness resulted from inadequate formal review and approval of account reconciliation and specific close processes. All adjustments that were identified are included in our audited consolidated financial statements included in this prospectus and in our current report on Form 8-K filed with the Securities and Exchange Commission, or SEC, on October 30, 2007. This Form 8-K filing restated our net loss per share for the fiscal years ended December 31, 2004, 2005 and 2006 and for the quarters ended March 31, 2006 and 2007 and June 30, 2006 and 2007 due to our erroneous calculation of the weighted average number of shares outstanding for each of these periods.

Our independent registered public accounting firm has not been engaged to audit the effectiveness of our internal control over financial reporting. If such an evaluation had been performed, or when we are required to perform such an evaluation, additional material weaknesses or significant deficiencies may have been or may be identified. As described in the next risk factor, under the current rules of the SEC, our management and auditors will be required to evaluate and report on the effectiveness of our internal control over financial reporting beginning with the year ending December 31, 2008.

We believe we have a plan in place to remediate the material weakness by implementing additional formal policies, procedures and processes, hiring additional accounting personnel and increasing management review and oversight over the financial statement close and reporting processes. If our remediation is insufficient to address the material weakness, or if additional material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements, our business may be harmed and the price of our common stock may decline.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, under the current rules of the SEC, beginning with the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to report on our internal control over financing reporting. Our and our auditor’s testing may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We expect to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, the Nasdaq Stock Market, or Nasdaq, or other regulatory authorities or subject to litigation. In addition, we could be required to expend significant management time and financial resources to correct any material weaknesses that may be identified or to respond to any regulatory investigations or proceedings.

We will incur significant increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance efforts.

As a public company, we incur significant legal, audit, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose additional requirements on public companies, including enhanced corporate governance practices. For example, the Nasdaq listing requirements require that listed companies satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of business conduct. Our management and other personnel are required to devote a substantial amount of time to these requirements. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors and board committees or as executive officers.

If we fail to predict accurately our manufacturing and component requirements, we could incur additional costs or experience manufacturing delays which would harm our business.

Our agreement with our contract manufacturer, Solectron, does not provide for specific quantities or inventory levels for our appliances or the components used in our appliances. Instead, we provide purchase orders to Solectron on a monthly basis. If we overestimate our manufacturing needs, Solectron may assess charges or we may have liabilities for excess or obsolete inventory. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for the particular component at any given time, if we underestimate our requirements, Solectron may have inadequate materials and components required to produce our appliances. In that event, the manufacturing of our appliances could be interrupted, shipments could be delayed and revenue could be deferred or lost. Solectron generally carries very little inventory of components for our appliances, and we rely on suppliers to deliver necessary components to Solectron in a timely manner based on forecasts provided to the suppliers.

Any shortages in components used in our appliances could delay shipment of our appliances or increase our product costs, which could harm our business.

We may experience shortages in components that we use in our appliances, and we may not accurately predict the availability of and demand for such components. We rely on Solectron to procure a majority of the components used in our appliances. As a result, any disruption in Solectron’s ability to procure necessary components in the quantities required or at reasonable prices could result in a delay in the shipment of our appliances. Due to technological, pricing or business reasons, some of the components used in our appliances are available only from a single or limited source of supply. For example, our capacity expansion shelves are currently supplied exclusively by a single vendor, Xyratex Technology Limited, our appliances depend on NVRAM cards that currently are only available from a single vendor, Micro Memory, LLC, and we acquire the chassis used in our appliances from a single vendor. Our agreement with Xyratex has a three-year term ending in March 2010, subject to early termination by either party under certain circumstances. Either we or Solectron order NVRAM cards under a standard purchase order arrangement with Micro Memory or its distributor, and either we or Solectron order chassis under a standard purchase order arrangement with our chassis supplier or its distributor. Significant time and effort would be required to locate new vendors for any of these components, if available at all, to qualify replacement components or to develop our appliances using an alternative technology. The unavailability of any of these or other necessary components could delay or prevent us from shipping our appliances. Component suppliers may be vulnerable to pressure from large purchasers of their products, who may be competitors of ours, to allocate available component supplies to them. In addition, increased demand generally by third parties for the components we use in our appliances may lead to decreased availability and higher prices for those components.

If we fail to offer high quality customer support and services, our business would suffer.

Once our appliances are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our appliances. A high level of customer support and services is important for the successful marketing and sale of our appliances. If we or our channel partners do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our appliances to existing customers would suffer and our reputation with potential customers would be harmed. Some of our international channel partners offer primary support for the appliances they sell to customers, but we rely on third parties to provide onsite hardware repair and replacement services for most of our customers. If the third parties fail to provide timely and effective services, our business could be harmed. As we expand our sales, we will be required to hire and train additional support personnel. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality customer support or to grow our support organization to match any future sales growth, our business will suffer.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even issued patents may be contested, circumvented or invalidated. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we have entered into a cross-license agreement with Quantum Corporation, a competitor of ours, that provides Quantum and its controlled affiliates a license to our current and future patents that relate to or are useful with respect to data transmission or data storage and that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012. As a result of this agreement, we will not be able to assert our existing patent rights and many or all of our future patent rights against Quantum or its controlled affiliates for the foreseeable future, and Quantum has certain rights to assign this license to an acquirer of Quantum. It is also possible that we may find it necessary or advantageous to enter into similar cross licenses in the future with other actual or potential competitors.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties could claim that our appliances or technology infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any claims of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from offering our appliances. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business.

Third parties may also assert infringement claims relating to our appliances against our customers and channel partners. Any of these claims may require us to initiate or defend potentially protracted and costly litigation on their behalf, regardless of the merits of these claims, because we generally are obligated to indemnify our channel partners and, less frequently, our customers, from claims of infringement of proprietary rights of third parties. If any of these claims succeed, we may be forced to pay damages to, or on behalf of, our customers or channel partners, which could seriously harm our business.

Our use of open source software could impose limitations on our ability to commercialize our appliances.

We incorporate open source software into our appliances. The terms of many open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our appliances. In that event, we could be required to seek licenses from third parties in order to continue offering our appliances, to re-engineer our appliances, to discontinue the sale of our appliances in the event re-engineering cannot be accomplished on a timely basis or to litigate any disputes relating to our use of open source software, any of which could harm our business.

Adverse economic conditions or reduced information technology spending may harm our business.

Our business depends on the overall demand for information technology, in particular for deduplication storage appliances for backup storage or network-based disaster recovery, and on the economic health of our current and prospective customers. The market we serve is emerging and the purchase of our appliances by new customers may involve material changes to established purchasing patterns and policies. In addition, the purchase of our appliances is often discretionary and may involve a significant commitment of capital and other resources. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, would likely harm our business in a number of ways, including by leading to longer sales cycles, lower prices for our appliances and reduced unit sales.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

In the year ended December 31, 2006, we derived approximately 32% of our revenue from international customers. For the nine months ended September 30, 2007, we derived approximately 25% of our revenue from international customers. We have sales personnel in numerous countries worldwide. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	the management of our relationships with channel partners outside the United States, whose sales and lead generation activities are very important to our international operations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	tariffs and trade barriers and other regulatory limitations on our ability to sell our appliances in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk;

•	increased exposure to possible violations of the Foreign Corrupt Practices Act;

•	reduced protection for intellectual property rights in some countries; and

•	political and economic instability.

Sales to international customers may also result in greater shipping costs and additional expenses to conform our appliances to the requirements of local laws or local product specifications. As we continue to expand our business internationally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance and may continue to do so in the future.

We face increasing complexity in the design and manufacture of our appliances as we adjust to new and upcoming requirements relating to the materials composition of many of our appliances. For example, the European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive. The RoHS directive restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006. A companion EU directive, the Waste Electrical and Electronic Equipment Directive imposes responsibility for the collection, recycling and recovery for certain electrical and electronic products on the manufacturers of such equipment.

We have incurred costs to comply with these regulations in the past and could incur additional costs in the future. In addition, compliance with these regulations could disrupt our operations and logistics. We will need to ensure that we can design and manufacture compliant appliances and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions, including the United States, Canada, China, Korea, Japan and Australia. These and other environmental regulations may require us to reengineer our appliances to utilize new components that are compatible with these regulations, which may result in additional costs to us.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and our investment in product development may involve a long investment return cycle. For the nine months ended September 30, 2007, our research and development expenses were $16.3 million, or approximately 21% of revenue. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. These investments may not generate positive returns in the near term, or at all.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. We have not made any acquisitions to date and, as a result, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and harm our business. Future acquisitions may also reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

If we need additional capital in the future, it may not be available to us on favorable terms, or at all.

We have historically relied on outside financing and cash flows from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financings in the future to fund our operations or respond to competitive pressures or strategic opportunities. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may limit our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as computer viruses or terrorism.

Our corporate headquarters and the operations of the contract manufacturer for our appliances are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, could harm our business. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism or war could cause disruptions in our or our customers’ business or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or delay the manufacture and shipment of our appliances, our business would be harmed.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been volatile and is likely to be volatile in the future.

The trading prices of our common stock as well as the securities of other technology companies have been highly volatile. Further, our common stock has a limited trading history. Factors affecting the trading price of our common stock could include:

•	variations in our operating results;

•	announcements of technological innovations, new products and services, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole;

•	adoption or modification of regulations, policies, procedures or programs applicable to our business; and

•	the expiration of contractual lock-up agreements.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. A suit filed against us, regardless of its merits or outcome, could cause us to incur substantial costs and could divert management’s attention.

Future sales of shares by our executive officers, directors or other holders of our common stock that purchased shares prior to our initial public offering, or the perception that such sales may occur, could cause our stock price to decline.

If our executive officers, directors or other holders of our common stock that purchased shares prior to our initial public offering, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. Upon completion of this offering, we will have outstanding 57,421,271 shares of common stock based on the number of shares outstanding as of September 30, 2007. Of these shares, only the 8,500,000 shares of common stock sold in this offering and the 8,498,500 shares sold in our initial public offering are freely tradable, without restriction, in the public market. Of the remaining shares, approximately 8,620,564 shares are subject to lock-up agreements with us and/or the underwriters in our initial public offering and will be eligible to be sold beginning on December 24,

2007, subject to extension as described in the final prospectus for our initial public offering. The remaining approximately 31,802,207 shares are also subject to lock-up agreements with the underwriters of this offering and may not be sold until 91 days after the date of this prospectus, subject to extension as described in “Shares Eligible for Future Sale.” However, Morgan Stanley & Co. Incorporated may permit these holders to sell shares prior to the expiration of the lock-up agreements.

Some of our existing stockholders have demand and piggyback rights to require us to register with the SEC up to approximately 31,425,006 shares of our common stock that they will beneficially own after the completion of this offering, subject to the contractual lock-up agreements. See the section titled “Description of Capital Stock—Registration Rights” for more information. If we register any of these shares of common stock, the stockholders would be able to sell those shares freely in the public market.

In addition, the shares that are either subject to outstanding options or that may be granted in the future under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the contractual lock-up agreements and Rules 144 and 701 under the Securities Act.

If any of these additional shares described are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see the section titled “Shares Eligible for Future Sale.”

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will continue to depend in part on the research and reports that securities or industry analysts publish about us or our business. If sufficient research coverage does not continue or if one or more of the analysts who covers us downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

As of September 30, 2007, our directors and executive officers and their affiliates beneficially owned, in the aggregate, a majority of our outstanding common stock, and will own approximately 49.6% of our common stock after the completion of this offering. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

You will experience substantial dilution as a result of this offering and future equity issuances.

The public offering price per share is substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate substantial dilution of $30.51 per share, assuming a price to public of $34.99 per share. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. In addition, if we issue additional equity securities, you may experience additional dilution. For additional information, see the section titled “Dilution.”

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•

establish a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	require that directors only be removed from office for cause;

•	provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	limit who may call special meetings of stockholders;

•	prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

•	require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that enhance our operating results or increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds we receive from this offering in ways that enhance our operating results or increase the value of your investment. We expect to use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the net proceeds we receive from this offering.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbor provisions regarding forward-looking statements. This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and the markets in which we operate;

•	our expected future financial performance;

•	our expectations regarding our operating expenses;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to expand into other sectors of the storage market, beyond protection storage;

•	our expectations regarding market acceptance of our appliances;

•	our ability to scale our distribution channels;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to protect our confidential information and intellectual property rights;

•	our ability to successfully identify and manage any potential acquisitions;

•	our ability to manage expansion into international markets;

•	our ability to remediate the material weakness in our internal controls identified by our independent registered public accounting firm;

•	our anticipated move into our new corporate headquarters in the fourth quarter of 2007 and the first quarter of 2008;

•	our expectations regarding the use of proceeds from this offering;

•	our ability to maintain or broaden relationships with existing technology partners and develop relationships with new technology partners;

•	our ability to recruit and retain qualified sales, technical and other key personnel; and

•	our ability to manage growth.

All forward-looking statements involve risks, assumptions and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the section titled “Risk Factors” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $133.1 million, assuming an offering price of $34.99 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $153.2 million. A $1.00 increase (decrease) in the assumed price to public of $34.99 per share would increase (decrease) the net proceeds to us from this offering by $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including:

•	expansion of our domestic and international sales and marketing activities, including hiring additional personnel and growing our network of channel partners;

•	investment in research and development to enhance the capacity and performance of our appliances;

•	deployment of our products and technology into other sectors of the storage market; and

•	other corporate opportunities that may arise in the future.

We may also use a portion of the net proceeds we receive from this offering to expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

We have not yet determined the specific ways in which we will use the net proceeds to us from this offering and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth of our business. Accordingly, our management will have significant flexibility in applying the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of these net proceeds. Pending use of the net proceeds we receive from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq Global Market under the symbol “DDUP” since June 27, 2007. Prior to then, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sale prices of our common stock, as reported by the Nasdaq Global Market.

	High	Low
Year Ending December 31, 2007
Second Quarter (from June 27, 2007)	$25.40	$19.94
Third Quarter	32.73	21.47
Fourth Quarter (through November 7, 2007)	41.14	30.09

On November 7, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $34.99 per share. As of October 31, 2007, there were 53,421,271 shares of our common stock outstanding held by 252 holders of record.

CAPITALIZATION

The following table sets forth the following information:

•	our actual cash and cash equivalents and short-term investments and capitalization as of September 30, 2007; and

•

our as adjusted cash and cash equivalents and short-term investments and capitalization reflecting the receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock offered by us in this offering at an assumed price to public of $34.99, after deducting an assumed underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes.

	As of September 30, 2007
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents and short-term investments	$129,279	$262,341

Current and long-term debt	—	—
Stockholders’ equity:
Common stock and additional paid-in-capital, $0.0001 par value:
300,000 shares authorized; 53,421 shares issued and outstanding actual; 57,421 shares issued and outstanding as adjusted	164,464	297,526
Accumulated other comprehensive income (loss)	(46)	(46)
Accumulated deficit	(40,187)	(40,187)

Total stockholders’ equity	124,231	257,293

Total capitalization	$124,231	$257,293

If the underwriters’ over-allotment option were exercised in full, as adjusted cash and cash equivalents and short-term investments, common stock and additional paid-in capital, total stockholders’ equity, total capitalization and shares issued and outstanding as of September 30, 2007 would be $282.4 million, $317.6 million, $277.4 million, $277.4 million and 58.0 million shares, respectively.

This table excludes the following shares:

•	13,252,350 shares of common stock issuable upon exercise of options outstanding as of September 30, 2007 at a weighted average exercise price of $4.43 per share; and

•	7,157,621 shares of common stock reserved as of September 30, 2007 for future issuance under our 2007 Equity Incentive Plan and our 2007 Employee Stock Purchase Plan.

See the section titled “Management—Equity Benefit Plans” for a description of our equity plans.

DILUTION

Our net tangible book value as of September 30, 2007 was $123.9 million, or approximately $2.32 per share. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by 53,421,271 shares of common stock outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 4,000,000 shares of common stock in this offering at an assumed price to public of $34.99 per share, and after deducting an assumed underwriting discount and estimated offering expenses payable by us, our net tangible book value as of September 30, 2007 would have been $257.0 million, or $4.48 per share. This represents an immediate increase in net tangible book value of $2.16 per share attributable to new investors and an immediate dilution in net tangible book value of $30.51 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed price to public per share		$34.99
Net tangible book value per share as of September 30, 2007	$2.32
Increase in net tangible book value per share attributable to this offering	2.16

As adjusted net tangible book value per share after this offering		4.48

Dilution per share to new investors in this offering		$30.51

If the underwriters exercise their over-allotment option in full, the net tangible book value per share after the offering would be $4.78 per share, the increase in net tangible book value per share to existing stockholders would be $2.46 per share and the dilution to new investors purchasing shares in this offering would be $30.21 per share.

Each $1.00 increase (decrease) in the assumed price to public of $34.99 per share would increase (decrease) our net tangible book value by $3.8 million, or $0.07 per share, increase (decrease) net tangible book value attributable to new investors by $0.07 per share and increase (decrease) dilution in net tangible book value per share to purchasers of common stock in this offering by $0.93 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting an assumed underwriting discount and estimated offering expenses payable by us.

As of September 30, 2007, there were options outstanding to purchase a total of 13,252,350 shares of common stock at a weighted average exercise price of $4.43 per share. To the extent outstanding options are exercised, there will be further dilution to new investors. For a description of our equity plans, please see the section titled “Management—Equity Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

We derived the selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the years ended December 31, 2002 and 2003, and as of December 31, 2002, 2003 and 2004, from our unaudited consolidated financial statements and related notes which are not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2006 and 2007, and the consolidated balance sheet data as of September 30, 2007, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. Historical results are not necessarily indicative of future results and the results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

	Year ended December 31,					Nine months ended September 30,
	2002	2003	2004	2005	2006	2006	2007
	(unaudited)	(unaudited)				(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Total revenue	$—	$—	$779	$8,121	$46,434	$28,555	$78,742
Total cost of revenue(1)	—	192	1,424	5,170	14,523	9,651	23,600

Gross profit (loss)	—	(192)	(645)	2,951	31,911	18,904	55,142

Operating expenses:
Sales and marketing(1)	430	1,133	4,177	9,495	20,252	12,386	36,933
Research and development(1)	1,373	3,550	4,454	6,450	10,447	7,162	16,273
General and administrative(1)	393	690	739	1,039	2,831	1,505	6,904
Settlement expense	—	—	—	—	2,919	—	—

Total operating expenses	2,196	5,373	9,370	16,984	36,449	21,053	60,110

Operating loss	(2,196)	(5,565)	(10,015)	(14,033)	(4,538)	(2,149)	(4,968)
Total other income (expense), net	60	53	189	283	723	587	1,909

Loss before provision for income taxes	(2,136)	(5,512)	(9,826)	(13,750)	(3,815)	(1,562)	(3,059)
Provision for income taxes	—	—	2	33	211	72	525

Net loss	$(2,136)	$(5,512)	$(9,828)	$(13,783)	$(4,026)	$(1,634)	$(3,584)

Net loss per share, basic and diluted	$(0.65)	$(1.61)	$(2.10)	$(2.38)	$(0.56)	$(0.24)	$(0.15)

Shares used in computing basic and diluted net loss per share	3,293	3,428	4,672	5,801	7,128	6,899	23,721

(1) Includes stock-based compensation expense as follows:

Cost of revenue	$—	$—	$1	$4	$36	$21	$320
Sales and marketing	1	2	8	28	485	267	2,993
Research and development	6	11	15	47	558	333	1,918
General and administrative	2	2	11	17	212	121	1,475

Total stock-based compensation expense	$9	$15	$35	$96	$1,291	$742	$6,706

	As of December 31					As of September 30, 2007
	2002	2003	2004	2005	2006
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents and short-term investments	$6,990	$18,354	$9,358	$12,505	$11,857	$129,279
Working capital	6,940	18,119	8,233	9,692	12,856	125,036
Total assets	7,106	18,767	11,394	18,896	30,913	165,755
Other liability(2)	—	—	—	—	3,319	—
Mandatorily redeemable convertible preferred stock	9,304	26,009	26,273	41,309	41,514	—
Common stock and additional paid-in-capital	1,174	1,322	1,293	1,542	3,049	164,464
Total stockholders’ equity (deficit)	(3,454)	(7,644)	(17,516)	(31,037)	(33,566)	124,231

(2)	See Note 14 of the notes to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in October 2001 with a mission to develop breakthrough compression technology for disk-based deduplication storage. We began shipping our appliances in February 2004 to address the backup and network-based disaster recovery needs of enterprises. We sell our appliances to enterprises worldwide in a variety of industries, including defense, education, entertainment, finance, government, healthcare, technology, legal, media and retail. As of September 30, 2007, our appliances have been purchased by approximately 1,200 customers worldwide.

We are headquartered in Santa Clara, California. Our personnel are located throughout the United States and in numerous countries worldwide. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

We commenced our initial public offering, or IPO, of common stock on June 27, 2007, and the offering was completed on July 2, 2007. We sold and issued 8,108,500 shares of our common stock in our IPO, including 1,108,500 shares sold by us pursuant to the underwriters’ full exercise of their option to purchase additional shares, at an issue price of $15.00 per share. We raised approximately $109.2 million in net proceeds after deducting underwriting discounts and commissions of $8.5 million and other offering costs of $3.9 million, which were received on July 2, 2007. Upon the closing of the IPO, all shares of our mandatorily redeemable convertible preferred stock outstanding automatically converted into 34,780,625 shares of common stock.

Our single product line of storage appliances is sold in different configurations depending on a customer’s requirements for storage capacity and performance. Variations in storage capacity and performance are delivered through the use of a variety of interchangeable component parts such as internal disk drives and central processing units. All of our appliances use our Global Compression technology to deduplicate data and, therefore, reduce the storage capacity required for backup and disaster recovery. When purchasing our appliances, customers may license one or more of our software technologies embedded in our appliances, including software that enables customers to utilize WAN vaulting to replicate backup data offsite.

Substantially all of our appliances have been sold in combination with support and services contracts. Our support and services contracts are typically offered for periods of one to three years.

We sell our appliances through a network of channel partners and through our direct sales force. In each of the year ended December 31, 2006 and the nine months ended September 30, 2007, approximately 85% and 84%, respectively, of our revenue was generated by sales through indirect channels. As of September 30, 2007, we had over 100 channel partners, and we expect that we will continue to sell a substantial majority of our appliances through our channel partners. We consider the development of indirect sales channels in domestic and international markets to be important to future revenue growth and widespread acceptance of our products.

Growth of our product revenue will depend on our ability to attract new customers and on additional sales to existing customers. Our growth will also depend on our ability to introduce, and the market acceptance of, new products with higher capacity and performance and new products designed to serve other sectors of the storage market beyond protection storage that we believe will benefit from deduplication storage systems. We expect growth in international markets to be a significant factor contributing to our revenue growth in future periods. International revenue accounted for approximately 33% and 25% of our total revenue in the nine months ended September 30, 2006 and 2007, respectively. However, over time, we expect international revenue to increase in absolute dollars and as a percentage of our total revenue. Our growth in support and services revenue will depend upon increasing the number of systems under support and services contracts. Any such increases will depend on a growing customer base and renewal of existing support and services contracts. To date, no individual customer has accounted for greater than 10% of our total revenue in any quarter or year.

Our ability to achieve and sustain profitability will also be affected by the extent to which we incur additional expenses to expand our sales, marketing, product development and general and administrative capabilities. Personnel costs constitute the largest component of our operating expenses. Personnel costs consist of salaries, benefits, incentive compensation, including commissions for sales personnel, and stock-based compensation expense. As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications and to ship our products to our international customers.

We believe our operations are more efficient and flexible because we outsource manufacturing of our products, and because we subcontract with third parties to provide onsite hardware repair and replacement services for our appliances, except in those instances where channel partners provide these services directly to our customers.

As a consequence of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant growth in our total revenue, you should not assume that our historical growth rates are indicative of future growth.

Revenue.    Revenue is composed of product revenue, support and services revenue, and ratable products and related support and services revenue. Our product revenue is composed of sales of our appliances, sales of expansion shelves that augment the internal storage of our appliances, and shipping charges. Our support and services revenue is derived from support and services contracts, which typically have a duration of one to three years, and installation services. Ratable product and related support and services revenue is derived from arrangements in which product and support are bundled and no vendor specified objective evidence of fair value exists for the undelivered support and services. For those arrangements, we recognize the entire arrangement fee over the period of the related support and services contract. As of September 30, 2007, we had $117,000 in remaining deferred revenue related to ratable product and related support and services revenue.

Cost of Revenue.    Cost of revenue is composed of cost of product revenue, cost of support and services revenue, and cost of ratable products and related support and services revenue. Cost of product revenue consists primarily of the cost charged by our contract manufacturer to manufacture our appliances, the cost of expansion shelves charged by the original equipment manufacturer, shipping charges, warranty obligations, the amortization of evaluation units, overhead allocations, personnel-related costs and provisions for excess and obsolete inventory, if any. Cost of support and services revenue consists of salaries, related costs of customer support personnel, overhead allocations and any third-party costs we incur in order to provide hardware repair and replacement services. Cost of ratable product and related support and services revenue consists of hardware and support and services costs related to transactions recognized ratably.

Gross Margin.    Our gross margin has been and will continue to be affected by a variety of factors, including our appliance configuration mix, because our higher-capacity and higher-performance configurations tend to have higher gross margins; average selling prices of our appliances; the extent to which our revenue is composed of support and services revenue, which tends to have lower gross margins; new product introductions and enhancements; the cost of the components incorporated in our appliances; the cost of providing support and services; and the mix of direct sales and sales through our channel partners, which affects our average unit sales prices.

Operating Expenses.    Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel-related costs, which include stock-based compensation expense, are the most significant component of each of these expense categories. We grew from 179 employees as of December 31, 2006 to 363 employees as of September 30, 2007. We expect to continue to hire significant numbers of new employees in order to support our growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. We anticipate that our operating expenses will significantly increase in absolute dollar amounts.

•

Sales and Marketing—Sales and marketing expenses represent the largest component of our operating expenses and include personnel costs, employee sales commissions and marketing programs. We intend to continue to invest heavily in sales and marketing by increasing the number of sales and channel support personnel worldwide. We expect future sales and marketing costs to continue to increase. Hiring additional sales personnel reduces operating margins until the new sales personnel generate meaningful revenue.

•

Research and Development—Research and development expenses primarily include personnel costs, depreciation on lab equipment, costs of prototype equipment, quality assurance infrastructure depreciation, other related costs of quality assurance and overhead allocations. We expense research and development costs as incurred. Though we incur software development costs, the costs of software development that we incur after a product has reached marketability are considered immaterial, and to date, we have not capitalized any such costs. We expect that research and development costs will increase in absolute dollar amounts.

•

General and Administrative—General and administrative expenses consist primarily of compensation and related costs for personnel and facilities related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services consist of outside legal, tax and audit costs. We have recently incurred, and expect to continue to incur significant additional expenses as a result of operating as a public company and as we hire additional personnel and incur costs for implementation of new information technology systems.

•

Other Income (Expense), Net—Other income (expense), net consists primarily of interest income on cash and short-term investment balances and foreign currency remeasurement gains or losses. We historically have invested our cash in money market funds, and we have invested the funds from our IPO in a combination of auction rate securities, commercial paper, corporate bonds and money market funds.

Provision for Income Taxes.    For the year ended December 31, 2006, we commenced the utilization of our federal loss carryforwards, resulting in no regular federal or California state income tax. However, we incurred alternative minimum tax, or AMT, for both federal and state purposes. We also incurred foreign taxes and state income or capital taxes in states in which we did not have loss carryforwards to offset taxable income. Accordingly, in the three and nine months ended September 30, 2006 and 2007, we recorded an income tax provision for both federal and California AMT, foreign taxes and state income taxes.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation, inventory valuation, warranty reserve and allowance for doubtful accounts.

Revenue Recognition

Our software is integrated with industry standard components and is essential to the functionality of our appliances. We provide unspecified software updates and enhancements related to our products through support and services contracts. Accordingly, we recognize revenue in accordance with the guidance provided under AICPA Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, or SOP 97-2, and SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, or SOP 98-9, for all transactions involving the sale of software. Product revenue is recognized when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when the product title has transferred to the customer; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. Our fees are considered fixed or determinable upon establishing an arrangement that contains the final terms of sale including the description, quantity and price of each product purchased. Our customer arrangements do not include rights of return or acceptance provisions. We assess our ability to collect from our customers based on a number of factors, including creditworthiness and past transaction history of the customer. If the customer is deemed not creditworthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met.

We recognize revenue for our appliances, which include multiple elements, using the residual method as allowed by SOP 98-9. Under this method, we allocate and defer revenue for the undelivered elements, which are generally support and services, based on relative fair value. We recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as product revenue. The determination of fair value of the undelivered elements is based on the price charged when those elements are sold separately, which is referred to as vendor specific objective evidence of fair value, or VSOE.

We have established VSOE of fair value of our support and services based on the renewal prices offered to and paid by our customers. As a result, product revenue is generally recognized upon shipment, assuming all other criteria for recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the customer has been obtained. The fair value of the support and services is recognized as support and services revenue on a straight-line basis over the term of the related support period, which is typically one to three years.

Prior to January 1, 2005, we had not established VSOE of fair value of support and services, and accordingly recognized all revenue ratably over the term of the support and services contract and deferred and recognized the direct cost of product over the corresponding period, typically one to three years. Beginning in the quarter ended March 31, 2005, we determined that we had established VSOE of fair value of support and services for products sold in certain types of transactions and continued to establish VSOE of fair value throughout 2005 for the remaining types of transactions. As of January 1, 2006, we had established VSOE of fair value for support and services for all types of transactions.

Stock-Based Compensation

Information regarding our stock option grants to our employees, non-employee members of our board of directors and advisory boards, and non-employees for the years ended December 31, 2005 and 2006 and through the pricing of our initial public offering on June 26, 2007 is summarized as follows:

	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value of Common Stock Per Share	Intrinsic Value
Date of Issuance
January 2005—March 2005	745,235	$0.15	$0.15	$0.00
April 2005—June 2005	147,000	$0.15	$0.15	$0.00
July 2005	182,500	$0.30	$0.30	$0.00
August 2005—September 2005	1,825,527	$0.40	$0.40	$0.00
October 2005	435,000	$0.40	$0.40	$0.00
January 2006	559,000	$0.70	$1.48	$0.78
February 2006	75,000	$0.70	$1.48	$0.78
March 2006	1,349,500	$0.70	$1.90	$1.20
April 2006	112,000	$0.70	$1.90	$1.20
May 2006	42,500	$0.70	$1.90	$1.20
June 2006	205,000	$0.70	$1.50	$0.80
July 2006	191,000	$0.75	$1.50	$0.75
August 2006	276,000	$0.75	$1.50	$0.75
September 2006	1,171,000	$0.75	$1.86	$1.11
October 2006	543,000	$1.00	$1.86	$0.86
November 2006	254,500	$1.00	$1.86	$0.86
December 2006	405,500	$1.00	$5.85	$4.85
February 2007	1,983,250	$7.26	$7.26	$0.00
March 2007	378,200	$8.52	$8.52	$0.00
March 2007	1,194,200	$8.90	$8.90	$0.00
May 2007	685,900	$10.55	$10.55	$0.00
June 2007	442,200	$12.50	$12.50	$0.00
June 2007	541,798	$15.00	$15.00	$0.00

Subsequent to our initial public offering on June 27, 2007, we have granted options to purchase 481,800 shares of our common under our 2007 Equity Incentive Plan, all of which have been made with exercise prices equal to the closing price of our common stock on the Nasdaq Global Market on the date of grant.

Prior to January 1, 2006, we accounted for stock options granted using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized in 2006 includes the expense for stock options granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R), and the expense as determined under SFAS 123 for options granted prior to, but not vested as of January 1, 2006.

We recognize this expense on a straight-line basis over the optionees’ requisite service period, which is assumed to be the same as the vesting schedule of the options. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, the deemed fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. For stock option awards granted prior to January 1, 2006, we estimated the fair value of the awards using the minimum value method under SFAS 123.

For stock options granted prior to our IPO, we determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded and therefore there is no readily determinable market value for our stock, we have limited information on our own past volatility, and we have a limited operating history. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, maturity, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated.

Given the absence of an active market for our common stock prior to our IPO, our board of directors, taking into consideration the work of an independent valuation firm, determined the fair value of our common stock at each meeting at which grants were approved based on several factors, including valuation criteria and analysis, the preferential rights attributable to our then outstanding convertible preferred stock, developments in our business, the illiquid nature of our common stock and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company. Our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors and input from management.

If we had made different assumptions and estimates, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, in determining the fair value of our common stock for financial reporting purposes.

We recorded stock-based compensation expense of $742,000 and $6.7 million for the nine months ended September 30, 2006 and 2007, respectively. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain employees and non-employee directors. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. Our estimated forfeiture rate for all periods was 5%. If the actual rate of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

At September 30, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $36.4 million, net of estimated forfeitures. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.1 years. Our employee stock purchase plan is compensatory and will result in compensation expense amortized on a straight-line basis of approximately $2.0 million, of which $873,000 was recognized in the nine months ended September 30, 2007, and the remainder will be recognized through January 31, 2008, the end of the first purchase period.

Inventory Valuation

Inventories consist of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market value, or cost less accumulated amortization in the case of evaluation units. We ship evaluation units to enable some of our prospective customers to test our equipment prior to purchasing. We amortize evaluation inventory on a straight-line basis over the shorter of twelve months or until sold, commencing in the month the product goes into the evaluation inventory pool. The amortization expense is included in the cost of product revenue. If a unit is purchased, we record a sale in accordance with our revenue recognition policy. We assess the valuation of our inventory on a quarterly basis and write down the value for estimated excess and obsolete inventory based upon estimates of future demand, including in-warranty and out-of-warranty service requirements. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products. Inventory write-downs are reflected as cost of product. During the nine months ended September 30, 2007, we incurred an expense of $264,000 for inventory write-downs related to our discontinuance of our 4xx products. Amortization of evaluation units was approximately $951,000 and $1.9 million for the nine months ended September 30, 2006 and 2007, respectively. We do not allocate indirect overhead costs to finished goods inventory as these amounts are not material. Spare parts are expensed to cost of product revenue as purchased. As of December 31, 2006 and September 30, 2007, we had approximately $656,000 and $1.9 million, respectively, in historical costs of spare parts inventory on hand that had been fully expensed.

Warranty Reserve

Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the customer for hardware and 90 days for software. For existing products, the warranty reserve is based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected for the new product.

During the three months ended March 31, 2007, we recorded an estimated charge of $1.2 million associated with a field replacement program that was initiated in April 2007 to replace a circuit board used in some of our appliances. During the three months ended September 30, 2007, we recorded an estimated charge of $450,000 to expand this replacement program for additional circuit boards used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. Through the replacement program, we are offering to replace the potentially affected circuit boards with circuit boards manufactured by a particular fabricator. As of September 30, 2007, we had incurred approximately $936,000 of costs associated with these field replacement programs and $699,000 remains in accrued liabilities to cover future costs for the units potentially affected, and we had $133,000 in accrued liabilities to cover other general warranty matters. We believe our estimates and judgments for the replacement program are reasonable based upon information available at this time. Our estimated charge associated with the replacement program is based on the number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. To the extent there are differences between our estimates and actual results, our consolidated financial statements will be affected.

Allowance for Doubtful Accounts

We perform credit evaluations of our customers’ financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and financial review of the customer. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. When we become aware that a specific customer is unable or unwilling to meet its financial obligations, we record a specific allowance to reflect the level of credit risk in the customer’s outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. We classify bad debt expenses as general and administrative expenses. In the nine months ended September 30, 2007, we wrote off $7,000 to bad debt. The allowance for doubtful accounts has not been material to date.

Results of Operations

Revenue

The following table sets forth each of our sources of revenue for the specified periods and as a percentage of our total revenue for those periods.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Total revenue	$779	$8,121	$46,434	$28,555	$78,742
Total revenue by type:
Product	—	3,846	36,884	21,149	69,470
Support and services	—	85	2,898	1,400	8,975
Ratable product and related support and services	779	4,190	6,652	6,006	297
% of revenue by type:
Product	—	47%	79%	74%	88%
Support and services	—	1%	6%	5%	12%
Ratable product and related support and services	100%	52%	15%	21%	—
Total revenue by geography:
North America	$686	$5,177	$31,734	$19,196	$59,202
Europe, Africa, Middle East	76	2,483	12,210	7,567	14,216
Japan and Asia	17	461	2,490	1,792	5,324
% of revenue by geography:
North America	88%	64%	68%	67%	75%
Europe, Africa, Middle East	10%	30%	26%	27%	18%
Japan and Asia	2%	6%	6%	6%	7%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006: Product revenue increased $48.3 million to $69.5 million from $21.2 million. This increase was due to an increase in the number of units sold to new and existing customers, facilitated by an increase in the number of sales personnel, an increase in the number of our channel partners and the introduction of new products. These products, which have higher capacity and higher performance than our legacy products, were sold at higher average sales prices than our legacy products. We expect to continue to release new products with higher capacity, higher performance and higher average selling prices.

Support and services revenue increased $7.6 million to $9.0 million from $1.4 million. This increase was the result of increased product sales and, to a lesser extent, the renewal of support and services contracts by existing customers. Substantially all of our customers purchase support and services contracts when they purchase our appliances. As our customer base grows, we expect the proportion of revenue generated from support and services to increase over time, from both new contracts and renewals of existing contracts.

Ratable product and related support and services decreased $5.7 million to $297,000 from $6.0 million. This decrease was the result of establishing VSOE of fair value for all support and services agreements in 2006. At September 30, 2007, we had $117,000 in remaining deferred revenue related to ratable product and related support and services revenue.

International revenue was 33% and 25% of total revenue for the nine months ended September 30, 2006 and 2007, respectively. Although revenue outside North America increased in the nine months ended September 30, 2007 in absolute amounts, the percentage of total revenue it represented in such period declined compared with the same period in 2006 due to the higher growth rate of sales in North America as new sales personnel were added more rapidly and became productive more quickly in North America than elsewhere, and due to seasonality in Europe. As we continue to expand into international locations and introduce our products in new markets, we expect international revenue to increase in absolute dollars and as a percentage of revenue.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Product revenue increased $33.0 million, from $3.8 million in the year ended December 31, 2005 to $36.9 million in the year ended December 31, 2006, due to an increase in the number of units sold to new and existing customers, an increase in the number of sales personnel, and an increase in the number of our channel partners. The increase in product revenue was also driven by an increase in our average sales prices resulting from the introduction of new products with higher capacity and higher performance, including our DD560 appliances which were introduced in the third quarter of 2006.

Support and services revenue increased $2.8 million, from $85,000 in the year ended December 31, 2005 to $2.9 million in the year ended December 31, 2006, due to increased sales of support and services contracts associated with increased product sales and, to a lesser extent, the renewal of support and services contracts by existing customers.

Ratable product and related support and services revenue increased $2.5 million, from $4.2 million in the year ended December 31, 2005 to $6.7 million in the year ended December 31, 2006, due to the amortization of revenue from those sales made prior to 2006 for which VSOE of fair value for support and services had not been established. As of December 31, 2006, we had $227,000 in remaining deferred revenue related to ratable product and related support and services revenue.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Product revenue increased to $3.9 million in the year ended December 31, 2005 from $0 in the year ended December 31, 2004, due to the establishment of VSOE of fair value on certain support and services arrangements beginning in January 2005 and an increase in sales as a result of increased market acceptance of our appliances. Prior to January 2005, all sales were recognized ratably over the term of the related support and services contract. During 2005, we increasingly established VSOE of fair value on support and services arrangements, and when established, recognized product revenue upon shipment, assuming all other revenue recognition criteria were met.

Cost of Revenue, Gross Profit and Gross Margin

The following table sets forth each of our costs of revenue, gross profit and gross margin for the specified periods.

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Total revenue	$779	$8,121	$46,434	$28,555	$78,742

Cost of product	922	3,216	11,059	6,976	20,467
Cost of support and services	254	895	1,873	1,246	3,033
Cost of ratable product and related support and services	248	1,059	1,591	1,429	100

Total cost of revenue	1,424	5,170	14,523	9,651	23,600

Gross profit (loss)	$(645)	$2,951	$31,911	$18,904	$55,142
Gross margin	(83)%	36%	69%	66%	70%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006:    Cost of product revenue increased $13.5 million to $20.5 million from $7.0 million. This increase was due to increased hardware costs associated with an increased number of shipments of appliances to our customers, an increase in salaries of $511,000 and an increase in stock-based compensation of $103,000. Also included in the increase for the nine months ended September 30, 2007 is a charge of $1.6 million for estimated warranty costs associated with a field replacement program for a circuit board used in our appliances. To date, less than 1% of these circuit boards have experienced failures. In April 2007, we initiated a field replacement program in which we are offering to replace circuit boards that we believe are potentially affected with circuit boards manufactured by a particular fabricator, and we expanded this program in September 2007 for additional circuit boards used in some of our appliances. This warranty charge does not assume any recovery from our supplier because any recovery is uncertain at this time.

Cost of support and services revenue increased $1.8 million to $3.0 million from $1.2 million. This increase was due to increases in our support personnel that increased our salary expense and employee-related benefits by $556,000. Also contributing to the increase was stock-based compensation, which accounted for $196,000 of the increase, and increased outside service costs of $465,000 related to support of our products from increased sales. We expect the cost of support and services revenue to continue to increase for the remainder of 2007.

Cost of ratable product and related support and services declined in line with the decline in ratable product and related support and services revenue.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Cost of product revenue increased $7.8 million, from $3.2 million in the year ended December 31, 2005 to $11.1 million in the year ended December 31, 2006, due to increased hardware costs associated with increased shipments of our appliances to customers. Our average cost of product per unit remained substantially the same even as average sales price increased, which resulted in higher margins. Cost of support and services revenue increased $1.0 million, from $895,000 in the year ended December 31, 2005 to $1.9 million in the year ended December 31, 2006, as we added additional customer support headcount to support increased product sales.

Gross margin increased from 36% in the year ended December 31, 2005 to 69% in the year ended December 31, 2006. The increase in gross margin was due to the introduction of higher capacity and higher performance products in 2006, the allocation of fixed costs over greater total revenue, average cost of product per unit remaining substantially the same and increased margins on support and services revenue resulting from increased operational efficiency due to a larger installed customer base.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Cost of product revenue increased $2.3 million, from $922,000 in the year ended December 31, 2004 to $3.2 million in the year ended December 31, 2005, due primarily to increased hardware costs associated with more shipments of our appliances to customers. Cost of support and services revenue increased $641,000, from $254,000 in the year ended December 31, 2004 to $895,000 in the year ended December 31, 2005, as we added customer support personnel to support our growing customer base.

Sales and Marketing Expenses

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Sales and marketing expenses	$4,177	$9,495	$20,252	$12,386	$36,933
Percent of total revenue	536%	117%	44%	43%	47%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006: Sales and marketing expenses increased $24.5 million to $36.9 million from $12.4 million. This increase was due to an increase in the number of sales and marketing employees, which grew to 199 employees at September 30, 2007 from 75 employees at September 30, 2006, including the addition of 47 sales and marketing employees associated with our international operations. The increase in employees resulted in higher salary expense, employee-related benefits and fees for recruitment of new employees. In addition, commission expenses increased due to the substantial increase in our total revenue and the higher number of employees on commission plans. Salaries, employee-related benefits, fees for recruitment of new employees and commissions accounted for $16.4 million of the increase. Stock-based compensation expense accounted for $2.7 million. The remainder of the increase was the result of increased costs from travel, tradeshows and promotional activity.

We anticipate that sales and marketing expenses will increase in absolute dollars, as we intend to expand our sales force, both domestically and internationally.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Sales and marketing expenses increased $10.8 million, from $9.5 million in the year ended December 31, 2005 to $20.3 million in the year ended December 31, 2006, due to an increase in the number of sales and marketing employees, which grew from 34 employees as of December 31, 2005 to 90 employees as of December 31, 2006, including the addition of 19 sales and marketing employees associated with our international operations. The increase in employees resulted in higher salary expense, employee-related benefits and fees for recruitment of new employees. Additionally, commission expense increased in the year ended December 31, 2006 as compared to the year ended December 31, 2005 due to the substantial increase in revenue and the higher number of employees. Of the $10.8 million increase in sales and marketing expenses in the year ended December 31, 2006, salaries, employee-based benefits, fees and commissions accounted for $8.0 million. Stock-based compensation expense related to sales and marketing personnel was $28,000 in the year ended December 31, 2005 compared to $485,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Sales and marketing expenses increased $5.3 million, from $4.2 million in the year ended December 31, 2004 to $9.5 million in the year ended December 31, 2005, due primarily to an increase in the number of sales and marketing employees, which grew from 18 employees as of December 31, 2004 to 34 employees as of December 31, 2005. The increase in headcount resulted in higher salary expense, employee-related benefits, commissions, travel and entertainment and recruiting fees. Of the $5.3 million increase in sales and marketing expenses in the year ended December 31, 2005, salaries and commissions accounted for $4.2 million.

Research and Development Expenses

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Research and development expenses	$4,454	$6,450	$10,447	$7,162	$16,273
Percent of total revenue	572%	79%	22%	25%	21%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006:    Research and development expenses increased $9.1 million to $16.3 million from $7.2 million. Of the increase, salaries and related benefits accounted for $5.6 million, as the result of research and development headcount increasing to 104 employees at September 30, 2007 from 49 employees at September 30, 2006. Increased expenses related to cost of consultants accounted for $463,000, stock-based compensation accounted for $1.6 million and facility-related costs for equipment and depreciation on capitalized equipment accounted for $711,000 of the increase. These increases were the direct result of hiring additional personnel to drive new product introductions and broaden our product line.

We anticipate that research and development expenses as a percentage of our total revenue will remain relatively stable for the remainder of 2007, but expect that the absolute dollar amount will increase as we continue to invest in research, new product development and enhancements to our existing appliances.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Research and development expenses increased $4.0 million, from $6.4 million in the year ended December 31, 2005 to $10.4 million in the year ended December 31, 2006, due primarily to an increase in personnel and facility-related costs as a result of research and development headcount increasing from 33 employees as of December 31, 2005 to 64 employees as of December 31, 2006. Salaries and employee-related benefits accounted for $2.5 million of the $4.0 million increase in research and development expenses. Stock-based compensation expense for research and development personnel was $47,000 in the year ended December 31, 2005 compared to $558,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Research and development expenses increased $2.0 million, from $4.4 million in the year ended December 31, 2004 to $6.4 million in the year ended December 31, 2005, due primarily to an increase in personnel and facility-related costs as a result of research and development headcount increasing from 19 employees as of December 31, 2004 to 33 employees as of December 31, 2005. Salaries and employee-related benefits accounted for $1.4 million of the $2.0 million increase in research and development expenses in the year ended December 31, 2005.

General and Administrative Expenses

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
General and administrative expenses	$739	$1,039	$2,831	$1,505	$6,904
Percent of total revenue	95%	13%	6%	5%	9%

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006:    General and administrative expenses increased $5.4 million to $6.9 million from $1.5 million. Salaries and employee-related benefits accounted for $1.7 million of the increase, professional service fees accounted for $1.2 million of the increase and stock-based compensation expense accounted for $1.4 million of the increase. The increase in salaries and employee-related benefits was due to an increase in headcount to 31 employees at September 30, 2007 from eight employees at September 30, 2006. The additional personnel and professional service fees were the result of our ongoing efforts to build our legal, finance, human resources, recruiting and information technology functions.

We expect the absolute amount of general and administrative expenses to increase in the future as we expand our finance function to manage our growth and as we incur additional costs associated with being a public company.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    General and administrative expenses increased $1.8 million, from $1.0 million in the year ended December 31, 2005 to $2.8 million in the year ended December 31, 2006, due primarily to an increase in personnel costs, and an increase in professional services fees. Of the $1.8 million increase in general and administrative expenses in the year ended December 31, 2006, salaries and employee-related benefits accounted for $736,000 and professional service fees accounted for $696,000. The additional personnel and professional services fees are primarily the result of our ongoing efforts to build our legal, finance, human resources and information technology functions. Stock-based compensation expense for general and administrative personnel was $17,000 in the year ended December 31, 2005 compared to $212,000 in the year ended December 31, 2006.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    General and administrative expenses increased approximately $300,000, from $739,000 in the year ended December 31, 2004 to $1.0 million in the year ended December 31, 2005, due to increased headcount and an increase in professional services fees.

Settlement Expense

In the fourth quarter of 2006, we received an inquiry from Quantum Corporation regarding our interest in licensing certain patents that Quantum believed we may have previously incorporated into our products or may incorporate in the future. As a result of our discussions with Quantum, which commenced in 2006, we entered into a patent cross-license agreement with Quantum in March 2007, with an effective date of January 1, 2007. Under the terms of the cross-license, we issued Quantum 390,000 shares of our common stock in March 2007. We engaged an independent third-party valuation firm to assist us in our estimate of the value of the shares of our common stock as of the date of issuance. Based on consideration of this valuation, we estimated the value of the common stock issued under the agreement to be approximately $3.3 million.

The same third-party valuation firm assisted us in our estimate of the value of the intangible asset associated with the cross-license agreement and to estimate its useful life. Based on consideration of this valuation, we estimated the fair value of the intangible asset to be $400,000 and have an estimated useful life of three years. This asset will be amortized to cost of product revenue beginning January 1, 2007. The $2.9 million balance of the settlement amount represents payment to Quantum for a release of all claims for any past acts or conduct, and we have recorded the amount as settlement expense in our consolidated statement of operations for the year ended December 31, 2006.

Duff & Phelps, LLC provided its reports with respect to the valuation of the common stock and the referenced cross-license agreement to management. Management is responsible for the financial statements included in this prospectus.

Other Income (Expense), Net

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(dollars in thousands)
Interest income	$189	$315	$523	$391	$1,950
Other income (expense), net	—	(32)	200	196	(41)

Total other income (expense), net	$189	$283	$723	$587	$1,909

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006:    Total other income (expense), net increased $1.3 million to $1.9 million from $587,000, as a result of income earned from the investment of our net IPO proceeds and other funds net of foreign currency net losses.

Foreign currency net losses increased $237,000 for the nine months ended September 30, 2007 from the nine months ended 2006. We are presently evaluating the desirability of entering into foreign currency hedging contracts, primarily Euro-based revenue contracts, to reduce our exposure to fluctuations in currency exchange rates.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Total other income (expense), net increased $440,000 from $283,000 in the year ended December 31, 2005 to $723,000 in the year ended December 31, 2006, due primarily to higher interest rates on cash balances and from foreign currency gains, net of other expenses.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004:    Total other income (expense), net increased $94,000 from $189,000 in the year ended December 31, 2004 to $283,000 in the year ended December 31, 2005, due primarily to higher average cash balances as a result of $15.0 million in convertible preferred stock issuances in 2005.

Provision for Income Taxes

Nine Months Ended September 30, 2007 Compared to the Nine Months Ended September 30, 2006:    Our provision for income taxes increased $453,000 to $525,000 from $72,000. This increase was due to our increased international activities resulting in increased foreign taxes, alternative minimum taxes and state income taxes.

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and September 30, 2007 was $820,000 and $1.5 million, respectively. Of this total, $325,000 represents the amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate.

We estimate that the total amounts of unrecognized tax benefits associated with our research and development tax credits and the allocations of revenue and costs among our global operations will increase by approximately $173,000 over the next three months. At this time, we are unable to estimate the range of the reasonably possible change in unrecognized tax benefits over the next twelve months.

Upon adoption of FIN 48, our policy to include interest and penalties related to unrecognized tax benefits within our benefit from income taxes did not change. As of September 30, 2007, we had no amount accrued for payment of interest and penalties related to unrecognized tax benefits and no amounts as of the adoption date of FIN 48. For the nine months ended September 30, 2007, we recognized $27,000 of interest and penalties related to unrecognized tax benefits in our provision for income taxes.

The tax years 2002 through 2006 remain open to examination by the major domestic taxing jurisdictions to which we are subject, and for the international jurisdictions the tax years open to examination vary depending on the local tax laws.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005:    Provision for income taxes increased $178,000, from $33,000 in the year ended December 31, 2005 to $211,000 in the year ended December 31, 2006 primarily due to our increased international activities resulting in increased foreign taxes, as well as increased federal and state AMT and state income taxes.

As of December 31, 2006, we had net operating loss carryforwards for federal and state income tax purposes of $26.0 million and $23.9 million, respectively. We also had federal and state research and development tax credit carryforwards of approximately $873,000 and $919,000, respectively. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, our net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2010 and 2026. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue

Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if such an ownership change occurs in the future, for example, as a result of aggregating this offering with certain other sales of our stock before or after this offering.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the three months ended (unaudited)
	Mar 31, 2005(1)	Jun 30, 2005(1)	Sep 30, 2005(1)	Dec 31, 2005(1)	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
	(in thousands, except for per share data)
Total revenue	$683	$1,076	$2,491	$3,871	$7,863	$9,616	$11,076	$17,879	$20,209	$26,508	$32,025

Total cost of revenue	791	835	1,553	1,991	2,862	3,047	3,742	4,872	6,723	7,368	9,509

Gross profit (loss)	(108)	241	938	1,880	5,001	6,569	7,334	13,007	13,486	19,140	22,516
Operating expenses	3,064	3,503	4,977	5,440	5,817	6,815	8,421	15,396	14,964	20,388	24,758

Operating loss	(3,172)	(3,262)	(4,039)	(3,560)	(816)	(246)	(1,087)	(2,389)	(1,478)	(1,248)	(2,242)
Total other income (expense), net	43	23	99	118	78	317	192	136	60	167	1,682

Income (loss) before provision for income taxes	(3,129)	(3,239)	(3,940)	(3,442)	(738)	71	(895)	(2,253)	(1,418)	(1,081)	(560)
Provision for income taxes	5	5	7	16	11	22	39	139	55	150	320

Net income (loss)	$(3,134)	$(3,244)	$(3,947)	$(3,458)	$(749)	$49	$(934)	$(2,392)	$(1,473)	$(1,231)	$(880)

Net income (loss) per share, basic	$(0.64)	$(0.63)	$(0.68)	$(0.55)	$(0.12)	$0.01	$(0.13)	$(0.32)	$(0.18)	$(0.12)	$(0.02)

Net income (loss) per share, diluted	$(0.64)	$(0.63)	$(0.68)	$(0.55)	$(0.12)	$—	$(0.13)	$(0.32)	$(0.18)	$(0.12)	$(0.02)

(1)	The quarterly consolidated statement of operations data for the four quarters in the year ended December 31, 2005 have not been subjected to a SAS 100 review by our independent registered public accounting firm in accordance with Statement of Auditing Standards No. 100, “Interim Financial Information.”

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. In addition, a significant portion of our quarterly sales typically occurs during the last month of the quarter, which we believe reflects customer buying patterns of products similar to ours and other products in the technology industry generally. As a result, our quarterly operating results are difficult to predict even in the near term.

Revenue has increased sequentially in each of the quarters presented due to increases in the number of appliances sold to new and existing customers. Operating expenses in all quarters increased sequentially as we continued to add headcount and related costs to accommodate our growing business.

Liquidity and Capital Resources

Working Capital

	As of December 31,			As of September 30, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Working capital	$8,233	$9,692	$12,856	$125,036
Cash and cash equivalents	9,358	12,505	11,857	86,831
Short-term investments	—	—	—	42,448

Working capital consists principally of cash and cash equivalents, short-term investments, accounts receivable, inventories, prepaid expenses and other current assets, net of accounts payable, accrued compensation and related benefits, other accrued liabilities, income taxes payable and current deferred revenue. Working capital increased $112.2 million from December 31, 2006 to September 30, 2007, due primarily to the net proceeds from our IPO of $109.2 million. Other changes of note are:

•

The increase in cash was the result of the net proceeds from our IPO and improved collections from accounts receivable reflected in our decrease in day’s sales outstanding from an average of 78 days as of December 31, 2006 to an average of 66 days as of September 30, 2007, computed based on the respective revenue from the immediately preceding quarter. We anticipate that accounts receivable will comprise a significant portion of working capital as we continue to grow revenue because a substantial portion of our sales, and therefore our shipping and billing, occurs near the end of each quarter.

•	Short-term investments represent investment of the net proceeds from our IPO.

•	Accounts receivable increased from increased revenue.

•

Inventory increased due to the net increase in the number of units held in the evaluation inventory pool, purchases of raw materials related to new product introductions and increases in finished goods levels.

•	Prepaid expenses and other current assets increased for prepaid maintenance contracts, insurance, rent and other deposits.

•

Accounts payable and other accrued liabilities increased from increased purchases of inventory and property, plant and equipment to support increased headcount and research and development spending, accrued payroll and vacation from the increase in employees, accrued consulting costs from increased projects and estimated warranty costs associated with our field replacement program that began in April 2007 and was expanded in September 2007.

•	Current deferred revenue increased from higher product revenue and the related support that is recognized over the maintenance and support life.

Working capital increased by $3.2 million from December 31, 2005 to December 31, 2006, due to an increase in accounts receivable of $11.1 million, offset by increases in accounts payable of $2.6 million, accrued compensation and related benefits of $2.3 million, other accrued liabilities of $1.5 million and current deferred revenue of $1.5 million. Based on revenue from the immediately preceding quarter, our accounts receivable balance was outstanding for an average of 78 days as of December 31, 2006 and an average of 101 days as of December 31, 2005.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency discount notes, money market mutual funds and other money market securities with original maturities of 90 days or less.

Since 2005, we have expanded our operations internationally. Our sales contracts are mainly denominated in United States dollars for Asia and Japan, and denominated in Euros in Europe and Canadian dollars for Canada on certain transactions. We are presently evaluating the desirability of entering into foreign currency hedging contracts, primarily Euro-based revenue contracts, to reduce our exposure to fluctuation in currency exchange rates. We currently do not hedge the operating expenses that are primarily denominated in foreign currency in countries where we have sales or operating personnel because we believe those situations create natural hedges. We may begin to sell our products in local currency in other locations. As we fund our international operations, our cash and cash equivalents are affected by changes in exchange rates for those expenses we will not hedge. To date, the foreign currency effect on our cash and cash equivalents and working capital was a gain (loss) of $196,000 and $(41,000) for the nine months ended September 30, 2006 and 2007, respectively.

Short-term Investments

Short-term investments consist of auction rate securities, commercial paper and corporate bonds with original maturities of 90 to 365 days.

Cash Flows

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(8,555)	$(10,932)	$(572)	$(1,822)	$13,853
Net cash used in investing activities	(754)	(1,162)	(1,351)	(838)	(48,645)
Net cash provided by financing activities	312	15,228	1,285	319	109,815

Cash Flows from Operating Activities

Our cash flows from operating activities will continue to be affected principally by the extent to which we spend on increasing personnel, primarily in sales and marketing and research and development, in order to grow our business. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from such recently hired sales personnel. Our largest source of cash flows from operating activities is cash collections from our customers. Our primary uses of cash from operating activities are for personnel-related expenditures, rent payments, inventory purchases to support our revenue growth and research and development costs.

Cash provided by operating activities increased in the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2007 due to increased sales activity, improved collections from accounts receivable as a result of an increased effort in our collection process, and an increase in deferred revenue resulting from payments on support and services contracts. We may not be able to continue to generate positive cash flows from operating activities in the near term as we continue to add personnel, increase inventory purchases and invest in functions associated with being a public company.

Cash used in operating activities decreased in the year ended December 31, 2006 compared to the year ended December 31, 2005 due to increased sales activity offset in part by increased operating expenditures, in particular increased spending on personnel and research and development costs.

Cash used in operating activities increased from the year ended December 31, 2004 to the year ended December 31, 2005 due to our increased net loss resulting from higher operating expenses to support our growth in 2005. Additionally, inventories increased $1.1 million in the year ended December 31, 2005 as our sales volumes were higher in the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our employee headcount growth and purchases net of sales of investment securities. Cash used in investing activities was $838,000 in the nine months ended September 30, 2006 compared to $48.6 million in the nine months ended September 30, 2007. Included in the nine months ended September 30, 2007 is the investment of some of our IPO net proceeds in short-term investments of $42.4 million, along with $6.2 million of purchases of property, plant and equipment, reflecting our increase in headcount of 184 in the period, and investments in computer equipment, lab equipment for research and development and new system infrastructure. The entire amount for the nine months ended September 30, 2006 related to capital purchases primarily relating to research and development, including lab equipment, and increased computer equipment for new employees and office space.

Cash used in investing activities increased $189,000 to $1.4 million in the year ended December 31, 2006 from $1.2 million in the year ended December 31, 2005. Cash used in investing activities increased to $1.2 million in the year ended December 31, 2005 from $754,000 in the year ended December 31, 2004 due to increased capital expenditures.

Cash Flows from Financing Activities

Cash flow provided by financing activities in the nine months ended September 30, 2007 of $109.2 million resulted from the net proceeds from our IPO and proceeds of $639,000 from the cash exercise of stock options to purchase 430,000 shares of our common stock by our employees and the purchase of 30,000 fully vested shares by one of our directors, net of 88,000 shares repurchased by us, and the cash received in connection with the purchase of common stock awarded to one of our non-employee directors. Cash flow from financing activities in the nine months ended September 30, 2006 was $319,000.

We financed our operations prior to our IPO primarily through private sales of convertible preferred stock totaling net proceeds of $41.5 million since inception. Financing activities in the year ended December 31, 2006 consisted of issuing 60,000 shares of Series C convertible preferred stock for net proceeds of $180,000 and the exercise of 1,882,000 stock options for net proceeds of $1.1 million. Cash flows provided by financing activities were higher in the year ended December 31, 2005 compared to the year ended December 31, 2004 as we sold 7,396,512 shares of our Series C convertible preferred stock in 2005 for net proceeds of $15.0 million compared to selling 233,438 shares of our Series B convertible preferred stock in 2004 for net proceeds of $251,000.

We believe that our existing cash balances will be sufficient to fund our projected operating requirements for at least 12 months. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to respond to competitive pressures or strategic opportunities. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of new product introductions and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of December 31, 2006 and September 30, 2007:

	December 31, 2006
	Total	2007	2008	2009	2010	2011 and beyond
	(in thousands)
Operating leases(1)	$1,259	$470	$700	$88	$1	$—
Purchase obligations(2)	4,548	4,548	—	—	—	—

Total contractual obligations	$5,807	$5,018	$700	$88	$1	$—

	September 30, 2007
	Total	2007	2008	2009	2010	2011 and beyond
	(in thousands)
Operating leases(1)	$23,901	$137	$2,037	$2,264	$2,243	$17,220
Purchase obligations(2)	10,105	10,105	—	—	—	—

Total contractual obligations	$34,006	$10,242	$2,037	$2,264	$2,243	$17,220

(1)	In 2007, we entered into a new operating lease for our corporate headquarters.
(2)	Represents amounts associated with agreements that are enforceable, legally binding and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of payment. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

We purchase all of our appliances from our contract manufacturer, Solectron, which was recently acquired by Flextronics. We provide them with a rolling six-month forecast for planning purposes and place firm purchase orders for 30 days of expected purchases which we are contractually committed to purchase. As of September 30, 2007, we had $4.7 million in aggregate non-cancellable purchase commitments placed with Solectron, which are included in the table above. In addition, as of September 30, 2007, we had an additional $5.4 million of other non-cancellable purchase commitments with other third-party vendors, which are included in the table above.

Under the terms of the lease for our current corporate headquarters, we are obligated to provide a letter of credit for $136,000. To date, this letter of credit is not in place and has not been required by our sub-lessor.

On July 10, 2007, we entered into a lease for office space, which we intend to use as our new corporate headquarters. The term of the lease runs from November 1, 2007 to October 31, 2017 and the approximate aggregate rent due over the term of the lease is $23.0 million. Under the terms of the lease, we are obligated to provide a letter of credit for $209,000, which we have funded. We are still finalizing the build-out of this new facility but based on current estimates, we anticipate spending up to $12.0 million in leasehold improvements, equipment and furniture over the 10-year lease term.

Our agreements with our channel partners and, less frequently, our customers, generally include certain provisions for indemnifying the channel partners and customers against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Off-Balance Sheet Arrangements

At December 31, 2004, 2005 and 2006 and September 30, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements or (ii) recording the cumulative effect as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. We are required to adopt SAB No. 108 by the end of 2007 and do not expect adoption to have a significant impact on our consolidated results of statement of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS No. 157 effective at the beginning of our 2008 fiscal year. We are evaluating the standard and have not yet determined the impact that SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (SFAS 159). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS No. 159 become effective as of the beginning of our 2008 fiscal year. We are evaluating the standard and have not yet determined the impact that SFAS No. 159 will have on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Our European revenue is denominated in Euros. As a result, our European revenue is subject to foreign currency risk due to fluctuations in the value of the Euro compared to the U.S. dollar. We had Euro-denominated revenue of approximately $7.5 million and $14.1 million for the nine months ended September 30, 2006 and 2007, respectively, and $2.5 million and $12.2 million for the years ended December 31, 2005 and 2006, respectively. We had $622,000 in Canadian dollar revenue for the nine months ended September 30, 2007, and none in any other period.

Our international sales and marketing operations incur expenses that are denominated in foreign currencies. As a result, our operating expenses and cash flows are subject to fluctuations in the value of the U.S. dollar compared to the British pound, Euro, Canadian dollar and, to a lesser extent, the Australian dollar and Singapore dollar, and Danish, Chinese, Korea and Swedish currencies. We had foreign currency denominated expenses of approximately $2.4 and $9.1 million for the nine months ended September 30, 2006 and 2007, respectively, and $861,000 and $4.2 million for the years ended December 31, 2005 and 2006, respectively.

As of December 31, 2006, we had approximately $4.7 million in accounts receivable denominated in Euros and approximately $130,000 in cash denominated in foreign currencies. As of September 30, 2007, we had approximately $3.6 million in accounts receivable denominated in Euros and approximately $1.0 million in cash balance denominated in foreign currencies, primarily in Euros and Canadian dollars.

Changes in currency exchange rates could adversely affect our revenue and profitability, and require us to reduce our prices to remain competitive in foreign markets, which could also have a material adverse effect on our results of operations. We have not entered into any foreign currency hedging contracts. We are presently evaluating the desirability of entering into foreign currency hedging contracts to offset our exposure to revenue in foreign currencies primarily Euro based contracts, primarily Euro-based revenue contracts, to reduce our exposure to fluctuations in currency exchange rates.

We estimate that a 10% decline in the value of the U.S. dollar as measured against the other currencies in which our transactions are denominated would have widened our operating loss in the year ended December 31, 2006 by approximately $700,000. This sensitivity analysis disregards the possibilities that rates can move in opposite directions and that losses from one geographic area may be offset by gains from another geographic area.

Interest Rate Sensitivity

We had cash and cash equivalents totaling $12.5 million, $11.9 million and $86.8 million as of December 31, 2005, December 31, 2006 and September 30, 2007, respectively. These amounts were invested primarily in money market funds. We have invested the funds from our IPO according to our investment policy. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% in the year ended December 31, 2005 and the year ended December 31, 2006, our interest income would have declined approximately $32,000 and $52,000, respectively, assuming consistent investment levels.

We had short-term investments of $42.4 million as of September 30, 2007. These investments are classified as available for sale and held for working capital purposes. We do not believe that we have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income.

BUSINESS

Overview

Data Domain is a leading provider of deduplication storage appliances for disk-based backup and network-based disaster recovery. Our appliances reduce the storage of redundant copies of data and associated storage costs within enterprises and are an alternative to tape-based protection storage systems. Our storage solutions address protection storage requirements with low operating costs, ease of use, high performance, reliability and compatibility with leading enterprise backup software.

Our disk-based appliances combine our Global Compression technology with industry standard components to enable dramatic reductions in the amount of stored backup data. Global Compression technology incorporates a process called data deduplication, which avoids storing redundant copies of data while writing data to disk. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data. Through deduplication, our appliances enable enterprises to cost-effectively utilize WAN vaulting, a process by which enterprises replicate backup data offsite using a wide area network, or WAN. Our appliances also provide advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable.

Our deduplication storage appliances provide customers with the following benefits:

•

Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with tape-based systems. In addition, our appliances enable customers to deploy our appliances at an upfront cost comparable to that of tape-based systems;

•	Ease of Use—Our appliances are easy to deploy and help customers avoid the inconvenience of managing the manual and logistical processes associated with tape-based systems;

•	High Performance—Our appliances are designed to store and recover large amounts of data quickly. Through deduplication, our appliances also enable enterprises to utilize WAN vaulting cost-effectively;

•	Reliability—Our appliances provide advanced levels of data protection by incorporating technology that performs continuous verification to help ensure that backup data is accurate and recoverable; and

•	Compatibility—Our products are compatible with the leading enterprise backup software products.

Our appliances combine our software-based technologies with industry standard components and are sold in a variety of configurations that enable enterprises to optimize a backup and disaster recovery solution according to their needs. We sell our appliances through a network of channel partners and our direct sales force, and we actively partner with industry-leading companies to market our products more effectively. We have over 100 channel partners and our appliances have been purchased by approximately 1,200 customers worldwide.

Industry Background

The amount of data stored by enterprises is growing rapidly. As data is created, shared and stored, extra copies are made by multiple users across an enterprise’s network and in multiple storage systems, requiring dramatically greater storage capacity and resulting in significantly increased costs. This problem is particularly pronounced for backup and disaster recovery storage because backup systems routinely make complete, redundant copies of largely identical files even if only minimal changes have occurred since the last backup event. Even enterprises using leading backup software experience this problem. With enterprises typically performing backup events on a regular basis, redundant data is multiplied, further increasing storage requirements and associated costs.

Primary storage systems store frequently accessed data from applications and servers as users work. Protection storage systems store large amounts of infrequently accessed data for backup and disaster recovery. Disk-based systems are generally used for primary storage, despite their high upfront costs, because they read and write data quickly. On the other hand, tape-based systems have historically been used for protection storage, despite their lower performance characteristics, primarily because of their relatively low upfront costs.

Limitations of Tape-Based Systems

Tape-based systems store all data copied in a backup event and therefore contribute to the problem of increasing data redundancy. The operation of tape-based systems also suffers from the following limitations:

•

High Operating Costs—Although the upfront costs of a tape-based storage system are lower than those of traditional disk-based systems, the ongoing maintenance and operating costs of tape-based systems can be more significant. Operating tape-based systems results in labor costs associated with manual processes such as moving and mounting tapes correctly in the datacenter as well as additional expenses related to the physical transport of tape cartridges. Many of these costs are not incurred when disk-based systems are used.

•

Cumbersome Handling—Many of the processes related to the operation of tape-based systems are cumbersome or require substantial human involvement. The steps required in the lifecycle of saving and restoring data from tapes are many, including saving data to tapes, storing these tapes temporarily in the datacenter for pick-up, transporting them to an offsite location, identifying the correct tapes at the offsite location, transporting them back to the datacenter, mounting the correct tapes onto a tape reader, spinning the tape to the correct position, and then reading the data. Errors can occur at any of these steps. For example, workers could mishandle or damage tapes, or tapes could be lost in transit.

•

Poor Performance—Saving data to tape-based systems and restoring it properly can be slow. New generation tape drives are designed for faster data streams than those sent by many servers. If a stream of backup data sent to a tape drive is too slow, the process of saving this data to tape is slower than the rated speed of the tape drive because the tape drive must stop while it waits for data. Restoring backup data from tape-based systems can be even more time consuming. In a tape-based system, data is saved in a sequential manner as a spool of tape spins. To access particular data, the data must be located at the correct position on the tape, and then the tape must be physically spun to that position. Moreover, before the actual reading of data from tape can occur, the correct tapes must be located and, if necessary, transported to the datacenter. The overall recovery process can take hours or even days to complete for data stored offsite.

•

Unreliability—Even though tape-based storage is often used by enterprises as the storage of last resort, we believe recovery attempts from tape-based systems are prone to failure for the following reasons. First, tape is inherently a fragile medium and damages easily. Second, verifying the accuracy of data written onto tape is a manual and expensive task. Therefore, IT managers often forgo this lengthy process and instead assume data has been properly stored. Errors in backed-up data are often only found when the data needs to be recovered, by which time the data may be lost forever.

Recent Developments in Storage

Disk-based protection storage systems have benefited from recent developments in disk drive technologies and other industry standard components. The development of low-cost, high-capacity disk drives with the Serial Advanced Technology Attachment, or SATA, interface enables the use of disk drives to store increasing volumes of data for existing applications as well as new kinds of data for new applications. Further, the price and performance of other industry standard components, including microprocessors and memory, continue to improve dramatically. Incorporation of these industry standard components into disk-based storage systems provides for enhanced performance relative to cost, ease of integration and time-to-market attributes that were not previously achievable.

Some storage providers have developed virtual tape library, or VTL, systems to attempt to improve the performance of tape-based systems. A VTL is a disk-based system that typically utilizes SATA disk drives and emulates the protocols of a physical tape library. With a VTL, backup data is initially stored on disks but is generally transferred to an enterprise’s existing tape-based storage infrastructure within a short period of time due to the higher price of disk-based storage relative to tape-based storage.

Although the developments above have enabled the deployment of disk-based systems in the protection storage market, for the following reasons we do not believe that these developments are sufficient to meet the protection storage requirements of many enterprises. SATA disk drives and improvements in industry standard components have not sufficiently reduced the upfront costs of disk-based systems. In addition, most VTLs fail to significantly address the problem of data redundancy in the enterprise and ultimately rely on tape-based systems, with all of their associated operating costs and performance limitations. A disk-based solution that significantly reduces the amount of redundant data stored in the backup process would enable disk-based systems to be a cost-effective and high performance alternative to tape-based systems.

The Deduplication Storage Opportunity

We believe a significant opportunity exists to displace tape-based systems and other less efficient disk-based solutions with deduplication storage appliances that dramatically reduce the amount of redundant data stored in the backup process. Traditional data compression techniques can compress backup data, but do not address the redundancy of repeated backups of the same data. Deduplication, which avoids storing redundant copies of the same data, allows enterprises to make more efficient use of their storage capacity and enables disk-based systems to become a cost-effective alternative for protection storage.

The 451 Group, an industry research firm, has stated that it expects the market for data deduplication to reach $260 million in 2007 and that, at historical growth rates, the market for data deduplication is set to be $1 billion by 2009 (“Data De-duplication: Changing the Nature of Data Protection,” The 451 Group, June 2007). The market for external disk storage systems is estimated to reach almost $20 billion in 2007 according to IDC, an industry research firm (“Worldwide Disk Storage Systems 2007-2011 Forecast: Mature, But Still Growing and Changing,” IDC, May 2007, Document #206662). The external disk storage systems market has traditionally been served by storage solutions based on Storage Area Network, or SAN, Network Attached Storage, or NAS, and Direct Attached Storage, or DAS.

The Data Domain Deduplication Storage Solution

We provide deduplication storage appliances for disk-based backup and network-based disaster recovery. Our solution combines our Global Compression technology, which performs data deduplication, with industry standard components to significantly reduce the storage capacity required for enterprise backup data, thereby providing an alternative to tape-based protection storage systems. Approximately 1,200 customers worldwide have purchased our appliances.

Our appliances provide customers with the following benefits:

•

Cost-Effectiveness—Our disk-based appliances enable enterprises to avoid many of the operating costs associated with the labor-intensive handling and transportation processes required by tape-based systems. In addition, because our Global Compression technology enables enterprises to dramatically reduce the storage capacity required for backup data, our appliances can be deployed at an upfront cost comparable to that of tape-based systems.

•

Ease of Use—Our appliances are designed to integrate seamlessly with our customers’ existing storage infrastructures and are easy to install and operate. Our appliances also enable customers to avoid many of the manual collection, transportation and other physical processes associated with tape-based systems. Our common user interface allows customers to monitor the capacity and throughput of multiple appliances arranged in an array.

•

High Performance—Our appliances are optimized for storing large amounts of data quickly, at a rate of up to 800 gigabytes, or GB, per hour. In addition, our appliances are designed to handle both fast and slow backup data streams effectively, unlike tape-based systems. Further, through our Global Compression technology and data replication software, data sets can be dramatically compressed, thereby enabling customers to utilize WAN vaulting cost-effectively. Because our products utilize hard disk drives and network connectivity, we provide our customers with faster access to data and more rapid recovery across their existing networks.

•

Reliability—Our appliances provide advanced levels of data protection in order to serve as the storage of last resort for our customers. Unlike most tape-based systems, our appliances incorporate technology that performs continuous verification to help ensure that backup data is accurate and recoverable.

•

Compatibility with Existing Backup Software—Our appliances are compatible with the leading enterprise backup software available in the market today, including products offered by CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation. This compatibility enables our customers to install our appliances with minimal disruption and without significant incremental investment.

Our Strategy

Our goal is to be the leader in the deduplication storage market. Key elements of our strategy include:

•

Continue to focus on the protection storage market—We believe that the protection storage market represents the greatest initial opportunity for the sale of our appliances. Therefore, we intend to continue to focus our sales efforts on winning new customers in the protection storage market. We also believe that the sale of additional appliances and other products to our existing customers as their storage needs grow represents a significant revenue opportunity for us.

•

Expand direct and channel distribution—We intend to grow our network of channel partners and our direct sales organization to improve penetration of the protection storage market in the United States and to continue to grow sales internationally. As of September 30, 2007, we had over 100 channel partners that generate sales leads and distribute our products worldwide. Our sales force is responsible for managing and overseeing indirect sales, and our sales personnel work closely with our channel partners. We believe that our having a relationship with substantially all of our customer accounts combined with the reach of our channel partners provides us with the ability to grow effectively.

•

Innovate and improve our technology—Our Global Compression technology and our approach to maintaining the integrity of data are core elements of our solution. In addition to taking advantage of performance enhancements resulting from improvements in industry standard components, we intend to continue to innovate and improve our technology. Therefore, we intend to continue to invest in research and development to meet additional customer needs and enhance the capacity and performance of our appliances.

•

Expand and deepen relationships with technology partners—We intend to broaden our relationships with existing technology partners and to establish new partnerships with the leading suppliers of storage infrastructure software and hardware. These partnerships allow us to enhance the ability of our products to interoperate with products from multiple vendors. Our technology partners also collaborate with us on co-marketing and lead generation efforts that help us extend our marketing reach. We believe our independence from backup vendors and the compatibility of our appliances with the leading enterprise backup software differentiate our solution from many of our competitors’ products.

•

Apply our technology to other storage opportunities—We intend to deploy our systems for other classes of applications, such as archival storage and fixed-content data storage, that manage largely static files and benefit from the fast storage and retrieval of disk-based systems but do not require the performance characteristics of primary storage. These classes of applications, which also include protection storage, are generally referred to as nearline storage. We believe our Global Compression technology lowers the cost of addressing nearline classes of applications with disk-based systems.

Technology

We offer high performance deduplication, data integrity and replication technologies on a modular appliance that works with other leading technologies. The core elements of our technology and system architecture include:

•

Global Compression—Our Global Compression technology combines high performance deduplication with traditional data compression techniques. This approach identifies segments of data within an incoming data stream that are duplicates of segments already stored and instead of storing an additional redundant copy of these segments, stores only references to the previously stored segments. Traditional compression techniques then compress the remaining segments before the data is stored to disk. Our deduplication technology is more effective than traditional data compression techniques alone because it compares new incoming data with a much larger history of previously stored data. When used to deduplicate a single data set over 20 weeks of regular backup storage events, our appliances are designed to achieve a range of data compression of approximately 10x to 30x. The actual range of data compression obtained by our customers depends on the frequency of full backup events, the length of time backup data is retained and the redundancy of the backup data.

•

High-speed, Inline Deduplication—Our Global Compression technology performs deduplication at high speed with very few disk drives. The deduplication process requires comparison of new data to a very large amount of previously stored data. Typically, this comparison requires many disk accesses to compare incoming new data to old data, a process that is relatively slow. Our appliances utilize proprietary technology to perform deduplication inline, or prior to storing to disk, at high speed. Our approach completes a substantial portion of the deduplication process in random access memory, or RAM, thereby minimizing the need for access to disk and increasing the speed of the backup and restore processes. Also, because our technology filters redundant segments before writing to disk, and replicates backup data shortly after writing, copies of data at remote sites can be kept up-to-date.

•

Data Invulnerability Architecture—Our technology provides advanced levels of data protection that are designed to ensure that backup data is accurate and recoverable. Most disk-based storage systems have been optimized for rapid transaction processing. However, our appliances are designed to be the storage of last resort. Our appliances incorporate end-to-end data consistency, integrity verification and error correction technologies at the file system level. For example, after every backup event, our technology confirms that all data written is consistent and accurate. Additionally, our appliances can sustain multiple simultaneous disk failures without data loss, a significant benefit over many VTL products that can lose data when more than one disk in an array fails. Recently, we introduced point-in-time snapshots that can allow images which have been deleted by operator error to be recovered.

•

Replication—Using our Global Compression technology, our Replicator software transfers deduplicated and compressed information over a network during the backup process. This process can be employed in a variety of common network types and requires less bandwidth, time and cost than traditional replication methods, making WAN vaulting economically and operationally feasible.

•

Adaptable Design—Each of our appliances incorporates industry standard components, which simplifies the procurement, assembly and support of our appliances. Furthermore, our appliances are easy to install, are compatible with the leading backup software applications and work with both Ethernet and Fibre Channel-based networks.

Products

We offer a variety of appliances with a range of storage capacities. Our appliances are sold with varying sizes of internal storage capacity, ranging from approximately 2.25 terabytes, or TB, for our DD510 appliance to approximately 7.5 TB for our DD580 appliance. Effective storage capacity is the equivalent amount of uncompressed data that can be stored on an appliance in a compressed form. Assuming a data compression range of approximately 10x to 30x and taking into account formatting and system overhead, our base DD580 appliances provide an effective storage capacity of approximately 50 TB to 150 TB.

Customers can augment the storage capacity of our higher end systems with expansion storage. For example, the DD580 appliance can support up to three expansion shelves, each of which adds approximately 8 TB of additional internal storage capacity. Our appliances also can be combined together in an array configuration, which we refer to as a DDX, to reach higher levels of capacity and throughput. For customers that want to utilize their existing excess storage capacity, we offer what we refer to as Gateway appliances, which are versions of our appliances without internal storage.

When purchasing our appliances, customers may license one or more of the software technologies embedded in our appliances. Different technologies can be enabled or disabled based on the licenses purchased by our customers. For example, our Replicator software allows enterprises to utilize WAN vaulting for offsite disaster protection and recovery. We also offer a capacity-optimized VTL software option that emulates multiple tape libraries over a Fibre Channel interface and integrates with an enterprise’s existing backup infrastructure while supporting our standard deduplication approach. By utilizing data deduplication, our VTL offering enables more cost-effective disk-based protection storage and faster, more reliable data recovery than that provided by non-deduplication VTL offerings.

Each of our appliances is designed to be compatible with leading enterprise backup software available from such vendors as CommVault Systems, Inc., EMC Corporation, International Business Machines Corporation and Symantec Corporation.

Customer Support

We offer tiered customer support programs through the sale of support and services contracts. Customers that purchase a support and services contract are granted rights to accelerated shipment of replacement parts, onsite hardware repair and support, and software updates and maintenance releases that become available during the support period. Our support and services contracts are typically offered for periods of one to three years. We offer product support for all of our customers, including those customers who purchase our appliances through our channel partners.

Substantially all of our support personnel are based in Santa Clara, California. Customer support personnel are available 24 hours per day, seven days per week. Our appliances include an active monitoring system that automatically notifies us of support problems we detect, enabling us to address customer problems more quickly. In addition, some of our international channel partners offer primary support for the appliances they sell to customers. We also subcontract with third parties, Anacomp, Inc. and Glasshouse, Inc., to provide onsite hardware repair and replacement services for the substantial majority of our customers that have purchased a support and services contract from us. For each such covered customer, we purchase a support contract from Anacomp or Glasshouse. Our master agreement with Anacomp has a two-year term that renews automatically absent 90 days’ prior written notice by either party. Our master agreement with Glasshouse has a three-year term, except that after the initial 12 months, either party may terminate the agreement by providing the other party with 90 days’ prior written notice.

Customers

As of September 30, 2007, our appliances had been purchased by approximately 1,200 customers worldwide in a variety of industries, including defense, education, entertainment, finance, government, healthcare, technology, legal, media and retail. During each of the year ended December 31, 2006 and the nine months ended September 30, 2007, no single customer accounted for 10% or more of our total revenue. See Note 12 of “Notes to Consolidated Financial Statements” for more information regarding the geographic distribution of our customers.

Sales and Marketing

We sell our appliances indirectly through channel partners and through our direct sales force. Our channel partners are independent third parties that act as resellers of our appliances in the United States and internationally. We have over 100 channel partners that help market and sell our appliances, typically with the assistance of our direct sales force. Our direct sales force is responsible for managing and overseeing indirect sales within our geographic territories, including North America, Europe, Asia-Pacific and Japan. This joint sales approach combines the benefit of our having relationships with substantially all customer accounts with the reach and relationships of our channel partners, especially internationally. We intend to expand these partner relationships in the future to further extend our distribution coverage.

We focus our marketing efforts on communicating product advantages, generating qualified leads for our direct sales force and channel partners and increasing brand awareness. We rely on a variety of marketing efforts, including tradeshows, advertising, public relations, industry research and our website. In addition, we work closely with a number of technology partners, including some of the leading suppliers of storage infrastructure products, on co-marketing and lead-generation activities in an effort to broaden our marketing reach.

Research and Development

Continued investment in research and development is critical to our business. We have assembled a team of skilled engineers with extensive experience in the fields of computing, storage, network system design, Internet routing protocols and embedded software. These individuals have extensive prior experience with many leading digital storage and computer data networking companies. We have invested significant time and financial resources in the development of our storage appliances and our Global Compression technology. Most of our research and development activities take place at our corporate headquarters in Santa Clara, California. However, we opened a research and development facility in Princeton, New Jersey in 2007. We intend to dedicate significant research and development resources to continue to improve the performance and features of our deduplication storage solution and to expand our product offerings to address other segments of the enterprise storage market.

Research and development expenses were $4.4 million, $6.4 million, and $10.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $16.3 million for the nine months ended September 30, 2007.

Manufacturing

We outsource the manufacturing, assembly, testing, packaging and shipping of our appliances to Solectron, which was recently acquired by Flextronics. We rely on Solectron to procure a majority of the components for our appliances. We work closely with Solectron in an effort to ensure that we have a supply of components sufficient to satisfy our product delivery schedule and to oversee the manufacturing process and quality control.

We provide purchase orders for finished goods inventory to Solectron on a monthly basis. The product mix and volume of the order is adjusted each month based on anticipated demand and actual sales and shipments in prior periods. Because different configurations of our appliances use industry standard components, Solectron is more easily able to respond to changes in our product mix without significant delay or increased costs. Solectron is currently our only contract manufacturer, and our agreement with Solectron has a one-year term that is subject to automatic extensions in one-year increments absent notice of termination by either party. This agreement is terminable at any time by either party with 90 days’ notice.

We purchase our capacity expansion shelves from Xyratex Technology Limited pursuant to an agreement that has a three-year term ending in March 2010, subject to early termination by either party under certain circumstances.

Competition

The protection storage market is highly competitive and is driven by rapidly changing technology. In addition to competing with traditional providers of tape-based storage systems, such as Sun Microsystems, Inc. and Quantum Corporation, we compete with other established storage companies such as EMC Corporation and Network Appliance, Inc., and to a lesser extent Hitachi Data Systems Corporation, Hewlett-Packard Company and International Business Machines Corporation, that offer a variety of different protection storage products. Some of our competitors sell, or have announced plans to sell, deduplication storage products that compete directly with our appliances. We also compete with a number of emerging hardware and software companies that may become more significant competitors in the future. In addition, in certain segments of our market, we may compete with WAN acceleration and backup software providers that incorporate deduplication capabilities in their products.

We believe the principal competitive factors in the protection storage market are as follows:

•	product features and enhancements, including ease of use, performance, reliability and scalability;

•	product pricing and total cost of ownership;

•	product interoperability with customer networks and backup software;

•	global sales and distribution capability;

•	ability to take advantage of improvements in industry standard components; and

•	customer support and services.

We believe that our technologies, which enable enterprises to dramatically compress data in their protection storage environments, store data cost effectively and with high reliability, use existing networks for data recovery, and accomplish each of the foregoing with minimal disruption to existing storage infrastructures, provide us with significant competitive advantages. In addition, our appliances have been purchased by approximately 1,200 customers, which represent a significant installed base of existing customers and provide us with a significant number of reference accounts, better enabling us to market and sell additional appliances and other product offerings to new customers. However, many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales and marketing and other resources than we have. Our competitors may offer to sell their products at more attractive prices than we offer, and potential customers may prefer to purchase from their existing vendors rather than a new vendor regardless of product performance or features. Some of our competitors have also entered into relationships with original equipment manufacturers, or OEMs, that could provide those competitors with sales, marketing, distribution and other advantages.

Intellectual Property

Our future success as a company will depend in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. Our registered trademark in the United States is Data Domain.

As of September 30, 2007, we had four issued patents and 35 patent applications pending in the United States related to our Global Compression technology and various other technologies included in our products. Our issued patents will begin to expire in 2023. We have also entered into a non-exclusive patent cross-license agreement with Quantum Corporation that provides each party and its controlled affiliates with a license to certain patents held by the other party. As a result of this patent cross-license agreement, we have a license to Quantum’s significant portfolio of current and future patents that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012 and that relate to or are useful with respect to data transmission and/or data storage, excluding claims specific to tape or tape-based systems. Under the terms of the agreement, Quantum and its controlled affiliates have a license to our current and future patents that relate to or are useful with respect to data transmission or data storage and that are or may be issued or applied for (or otherwise entitled to a priority date) on or prior to January 1, 2012.

The effect of the cross-license is that Data Domain and Quantum can implement their respective products without threat of lawsuit from the other company for patent infringement of the covered patents. The license agreement does not include a transfer of any products, software, code, know-how or trade secrets. It is not a joint development agreement or an OEM agreement. Neither party is entitled to any products implemented by the other party, or any features of the other party’s products. There are no deliberately common components between Data Domain and Quantum products. Quantum and Data Domain do not collaborate on the development of any products.

United States patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Our issued United States patents, and any future patents that may be issued, may be contested, circumvented or invalidated, and we may not be able to prevent third parties from infringing these patents. In addition, as a result of our cross-license agreement with Quantum, we will not be able to assert our existing patent rights and many or all of our future patent rights against Quantum or its controlled affiliates for the foreseeable future, and Quantum has certain rights to assign this license to an acquirer of Quantum.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Although we rely on patent, copyright, trade secret, trademark and other intellectual property laws to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product support and services are essential to establishing and maintaining a technology leadership position. We cannot be sure that others will not develop technologies that are similar or superior to our technology.

Protecting against the unauthorized use of our patents, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could be costly and divert management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Employees

As of September 30, 2007, we had 363 employees in offices around the world, of which 300 were in the United States. Of the total employees, 199 are engaged in sales and marketing, 104 in research and development and 60 in general and administration, support and services and operations. None of our employees is represented by a labor union, and we consider current employee relations to be good.

Facilities

Our corporate headquarters is currently located at 2300 Central Expressway, Santa Clara, California 95050. We lease approximately 46,000 square feet of office space at this address pursuant to a lease that expires in February 2009. On July 10, 2007, we entered into a lease for office space, which we intend to use as our new corporate headquarters. The term of the lease runs from November 1, 2007 to October 31, 2017. We will lease approximately 100,000 square feet of office space at this address. We believe this new facility will accommodate our needs for the foreseeable future. We also maintain sales offices in multiple locations in the United States and internationally.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently involved in any legal proceedings, the outcome of which, if determined adversely to us, would have a material adverse affect on our business, operating results or financial condition.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors, and their ages and positions as of September 30, 2007, are set forth below:

Name	Age	Position
Frank Slootman	49	President, Chief Executive Officer and Director
Michael P. Scarpelli	40	Vice President and Chief Financial Officer
Brian Biles	49	Vice President of Product Management
Kai Li, Ph.D.	53	Chief Scientist and Director
Daniel R. McGee	47	Vice President of Engineering
Hugo Patterson, Ph.D.	47	Chief Architect
David Sangster	43	Vice President of Operations
David L. Schneider	39	Vice President of Worldwide Sales
Beth L. White	41	Vice President of Marketing
Ming Benjamin Zhu	40	Chief Research Officer
Ronald D. Bernal(1)(3)	51	Director
Aneel Bhusri(2)	41	Chairman of the Board
Ronald E. F. Codd(1)	52	Director
Reed E. Hundt(2)(3)	59	Director
Jeffrey A. Miller(1)(2)	56	Director
Scott D. Sandell(3)	43	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Corporate Governance Committee.

Frank Slootman has served as a member of our board of directors and as our President and Chief Executive Officer since July 2003. Prior to joining us, Mr. Slootman served as an executive at Borland Software Corporation from June 2000 to June 2003, most recently as Senior Vice President of Products. From March 1993 to June 2000, Mr. Slootman held management positions for two enterprise software divisions of Compuware Corporation. Mr. Slootman earned his undergraduate and graduate degrees in Economics from Erasmus University Rotterdam in the Netherlands.

Michael P. Scarpelli has served as our Vice President and Chief Financial Officer since September 2006. From January 2006 to September 2006, Mr. Scarpelli served as Executive Vice President and Chief Financial Officer for Lexar Media, Inc., a flash memory manufacturer which was acquired by Micron Technology, Inc. in 2006. From January 2002 to January 2006, Mr. Scarpelli held senior positions at HPL Technologies, Inc., a provider of yield management software and test chip solutions, most recently as Senior Vice President and Chief Financial Officer. Mr. Scarpelli began his career at PricewaterhouseCoopers LLP from May 1989 to December 2001. Mr. Scarpelli holds a B.A. in Economics from the University of Western Ontario.

Brian Biles co-founded our company in October 2001 and has served as our Vice President of Product Management since January 2006. From our inception to January 2006, Mr. Biles served as our Vice President of Marketing. From March 1999 to April 2001, Mr. Biles served as Vice President of Marketing and Business Development at VA Linux Systems, Inc., a provider of Linux and open source systems and services. Mr. Biles holds a B.A. in Information and Computer Sciences from the University of California, Santa Cruz.

Kai Li, Ph.D. co-founded our company in October 2001. Dr. Li has been consulting as Chief Scientist for us since September 2002. In addition, Dr. Li served as our Chief Technology Officer from October 2001 to August 2002 and as President and Chief Executive Officer from November 2001 to February 2002. Dr. Li has also served as a member of our board of directors since the company’s inception. Since September 1986, Dr. Li has also been a professor of Computer Science at Princeton University. He is a board member of the Intel Microcomputer Research Lab Advisory council. Dr. Li holds a B.S. in computer science from Jilin University, an M.S. in Computer Science from the University of Science and Technology of China, Chinese Academy of Sciences and a Ph.D. in Computer Science from Yale University.

Daniel R. McGee has served as our Vice President of Engineering since February 2006. From March 2004 to February 2006, Mr. McGee was the Vice President of Engineering for Aventail Corporation, a provider of secure remote access products. From August 1999 to March 2004, Mr. McGee held various senior management positions at Pinnacle Systems, Inc., a provider of video editing solutions, TV tuners for personal computers and digital media adapters. Mr. McGee holds a M.S. in Engineering Management from Stanford University and a B.S. in Electrical Engineering & Computer Science from Oregon State University.

Hugo Patterson, Ph.D. joined us in March 2002 and has served as our Chief Architect since May 2002. From November 1999 to March 2002, Dr. Patterson was the lead architect for data availability and management at Network Appliance Inc., a provider of storage and data management solutions. Dr. Patterson holds a B.A. in Mathematics from the University of Chicago, an M.S. in Electrical Engineering from the University of Maryland and a Ph.D. in Electrical and Computer Engineering from Carnegie Mellon University.

David Sangster has served as our Vice President of Operations since September 2004. From January 2000 to September 2004, Mr. Sangster held various executive positions, including Director of New Product Introduction, at McDATA Corporation, a provider of data access solutions (recently acquired by Brocade Communication Systems, Inc.), and Director of Manufacturing at Nishan Systems, Inc., a supplier of IP storage solutions (later acquired by McDATA Corporation). Mr. Sangster holds a B.S. in Mechanical Engineering from the Massachusetts Institute of Technology, an M.S. in Manufacturing Systems Engineering from Stanford University and an M.B.A. from Santa Clara University.

David L. Schneider has served as our Vice President of Worldwide Sales since January 2004. From January 2003 to December 2003, Mr. Schneider served as Vice President of Alliances, Channel and OEM sales for Borland Software Corporation. From May 2002 to January 2003, Mr. Schneider served as Vice President of Western United States Sales for TogetherSoft Corporation (later acquired by Borland Software Corporation). From January 1999 to May 2002, Mr. Schneider was Western Regional Manager at Iona Technologies, Inc. Mr. Schneider holds a B.A. in Political Science from the University of California, Irvine.

Beth L. White has served as our Vice President of Marketing since February 2006. From May 2004 to January 2006, Ms. White was Vice President of Corporate Marketing at Aarohi Communications, Inc., an intelligent storage component provider (later acquired by Emulex Corporation). From December 2000 to November 2003, Ms. White was Vice President of Worldwide Marketing at Vixel Corporation, a storage switch company (later acquired by Emulex Corporation). Ms. White holds a B.S. in Business Administration from Northern Arizona University.

Ming Benjamin Zhu co-founded our company in October 2001 and has served as our Chief Research Officer since February 2007. From January 2001 to September 2001, Mr. Zhu served as Entrepreneur in Residence at U.S. Venture Partners, a venture capital firm. Mr. Zhu holds a B.S. in Computer Science & Applied Mathematics from the University of Rochester and an M.S. in Computer Science from Johns Hopkins University.

Ronald D. Bernal has been a member of our board of directors since December 2003. Mr. Bernal has been a partner at Sequel Venture Partners since May 2006. From May 2002 to May 2006, Mr. Bernal served as a Venture Partner at Sutter Hill Ventures. From March 2000 to April 2002, Mr. Bernal served as Vice President of Operations for the Product Technology Groups and the Service Provider Line of Business for Cisco Systems, Inc. Mr. Bernal holds a B.S.E.E. degree from DeVry Institute of Technology.

Aneel Bhusri has been a member of our board of directors since February 2002 and was elected as chairman of our board of directors in March 2007. Mr. Bhusri has been a partner at Greylock Partners since April 1999. Mr. Bhusri also serves as President of Workday, Inc., an enterprise business services company, which he co-founded in March 2005. From February 2002 to June 2003, Mr. Bhusri served as our President and Chief Executive Officer. From March 1999 to September 2001 and September 2004 to December 2004, Mr. Bhusri served as vice chairman of PeopleSoft, Inc. Mr. Bhusri holds a B.S. in Electrical Engineering and Economics from Brown University and an M.B.A. from Stanford University.

Ronald E. F. Codd has been a member of our board of directors since October 2006. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc. Mr. Codd currently serves on the board of directors of Interwoven, Inc., a provider of enterprise content management software, and Agile Software Corporation, an enterprise software company, both of which are publicly held companies. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. from the Kellogg Graduate School of Management at Northwestern University.

Reed E. Hundt has been a member of our board of directors since March 2007. Since 1998, Mr. Hundt has been a principal of Charles Ross Partners, LLC, a private investor and business advisory firm, an independent advisor on information industries to McKinsey & Company, Inc. and Co-Chairman of the Forum on Communications and Society at the Aspen Institute, a public policy organization. From 1993 to 1997, Mr. Hundt served as Chairman of the Federal Communications Commission. Mr. Hundt currently serves on the board of directors of Intel Corporation and Infinera Corporation. Mr. Hundt holds a B.A. in History from Yale College and a J.D. from Yale Law School.

Jeffrey A. Miller has been a member of our board of directors since October 2006. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a consulting and venture capital firm, since January 2002. From January 2002 to March 2006, Mr. Miller also served as a Venture Partner with Redpoint Ventures. Mr. Miller holds a B.S. in Electrical Engineering and Computer Science and an M.B.A. from Santa Clara University.

Scott D. Sandell has been a member of our board of directors since February 2002. Mr. Sandell became a partner at New Enterprise Associates in 1996 and a general partner in 2000. Mr. Sandell is also a director of Spreadtrum Communications and several private companies. Mr. Sandell holds an A.B. in Engineering Sciences from Dartmouth College and an M.B.A. from Stanford University.

Board Composition

Independent Directors

Our board of directors is currently composed of eight members. Messrs. Bernal, Bhusri, Codd, Hundt, Miller and Sandell qualify as independent directors in accordance with the published listing requirements of the Nasdaq Stock Market, or Nasdaq. The Nasdaq independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director, nor any of his family members has engaged in various types of business dealings with us. In addition, as further required by the Nasdaq rules, our board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. In particular, our board of directors considered Mr. Bhusri’s service as our interim chief executive officer from February 2002 to June 2003 and Mr. Hundt’s and Mr. Miller’s status as limited partners of

Greylock XI Limited Partnership, one of our principal stockholders. In addition, our board of directors considered the affiliation of certain directors with one or more of our vendors and customers, in each case involving transaction amounts of less than $120,000.

Selection Arrangements

Our current directors were elected pursuant to a voting agreement that we entered into in July 2005, as amended in October 2006, with certain holders of our common and preferred stock. This voting agreement terminated upon the closing of our initial public offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or their earlier death, resignation or removal.

Classified Board

Our restated certificate of incorporation and our amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving a staggered three-year term. As a result, only one class of our board of directors will be elected each year from and after the closing of our initial public offering. Dr. Li and Mr. Sandell are our Class I directors whose terms will expire at our annual meeting of stockholders to be held in 2008, Messrs. Bernal, Bhusri and Miller are our Class II directors whose terms will expire at the annual meeting of stockholders to be held in 2009 and Messrs. Codd, Hundt and Slootman are our Class III directors whose terms will expire at the annual meeting of stockholders to be held in 2010. Our restated certificate of incorporation and amended and restated bylaws provide that the number of authorized directors may be changed only by resolution of a number of directors that is more than half of the number of directors then authorized (including any vacancies), and that, except as otherwise required by law or by resolution of the board, any vacancies or new directorships on the board may be filled only by vote of the directors and not by stockholders. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. In addition, our board of directors has appointed one of its members as the stock option administrator, who has limited authority to grant stock options to certain individuals other than members of our board of directors, executive officers and personnel above the director-level, subject in each case to our equity award policy. Our board of directors and its committees set schedules to meet throughout the year and also can hold special meetings and act by written consent under certain circumstances. The stock option administrator may act solely by written consent and in accordance with the equity award policy adopted by our board of directors. The independent members of our board of directors will also regularly hold separate executive session meetings at which only independent directors are present. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors, other than the stock option administrator, qualifies as an independent director in accordance with the Nasdaq standards described above. Each committee of our board of directors has a written charter approved by our board of directors. The stock option administrator is also subject to a written charter approved by our board of directors. Copies of each charter are posted on our website at www.datadomain.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

The audit committee of our board of directors oversees our accounting practices, system of internal controls, audit processes and financial reporting processes. Among other things, our audit committee is responsible for reviewing our disclosure controls and processes and the adequacy and effectiveness of our internal controls. It also discusses the scope and results of the audit with our independent auditors, reviews with our management and our independent auditors our interim and year-end operating results and, as appropriate, initiates inquiries into aspects of our financial affairs. Our audit committee has oversight for our code of business conduct and is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, or matters related to our code of business conduct, and for the confidential, anonymous submission by our employees of concerns regarding such matters. In addition, our audit committee has sole and direct responsibility for the appointment, retention, compensation and oversight of the work of our independent auditors, including approving services and fee arrangements. Our audit committee also is responsible for reviewing and approving all related party transactions in accordance with our related party transactions approval policy.

The current members of our audit committee are Messrs. Bernal, Codd and Miller. Messrs. Bernal, Codd and Miller are each independent under the rules and regulations of the SEC and the listing standards of Nasdaq. Mr. Codd chairs the audit committee.

Our board of directors has determined that Mr. Codd is an “audit committee financial expert” as defined in Item 407(d)(5)(i) of Regulation S-K. The designation does not impose on Mr. Codd any duties, obligations or liability that are greater than are generally imposed on him as a member of our audit committee and our board of directors.

Compensation Committee

The current members of our compensation committee are Messrs. Bhusri, Hundt and Miller. Mr. Miller chairs the compensation committee. The purpose of our compensation committee is to have primary responsibility for discharging the responsibilities of our board of directors relating to executive compensation policies and programs. Among other things, specific responsibilities of our compensation committee include evaluating the performance of our chief executive officer and determining our chief executive officer’s compensation. In consultation with our chief executive officer, it will also determine the compensation of our other executive officers. In addition, our compensation committee will administer our equity compensation plans and has the authority to grant equity awards and approve modifications of such awards under our equity compensation plans, subject to the terms and conditions of the equity award policy adopted by our board of directors. Our compensation committee also reviews and approves various other compensation policies and matters.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Messrs. Bernal, Hundt and Sandell. Mr. Hundt chairs the nominating and corporate governance committee. The nominating and corporate governance committee of our board of directors oversees the nomination of directors, including, among other things, identifying, evaluating and making recommendations of nominees to our board of directors and evaluates the performance of our board of directors and individual directors. Our nominating and corporate governance committee is also responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and making recommendations to our board of directors concerning corporate governance matters.

Stock Option Administrator

The board of directors has designated Mr. Slootman, a member of our board of directors and our chief executive officer, as the stock option administrator. The stock option administrator has been delegated the authority to grant equity awards under our 2007 Equity Incentive Plan to certain individuals. The stock option administrator may only grant stock options to employees in connection with their initial hire or subsequent promotion and may not make grants in excess of 50,000 shares of our common stock to any individual in any

12-month period. Option grants in excess of 50,000 shares or awards to members of our board of directors, executive officers or personnel above the director-level must be approved by our compensation committee or the full board of directors. All grants of equity awards by the stock option administrator must be made in accordance with an equity award policy adopted by our board of directors.

Code of Business Conduct

Our board of directors has adopted a code of business conduct that applies to all of our employees, officers and directors. The full text of our code of business conduct is posted on our website at www.datadomain.com under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of such provisions, at the same location on our website identified above and also in public filings. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

As noted above, the compensation committee of our board of directors currently consists of Messrs. Bhusri, Hundt and Miller. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee. In November 2006, we sold 30,000 shares of our Series C convertible preferred stock at a price of $3.00 per share to an entity affiliated with Mr. Miller. Please refer to the sections titled “Transactions with Related Persons, Promoters and Certain Control Persons” and “Principal and Selling Stockholders” for more details regarding the shares held by this entity.

Limitation of Liability and Indemnification

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and such key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. Our bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

Compensation Discussion and Analysis

Our compensation committee is composed of three non-employee members of our board of directors. Our compensation committee’s basic responsibility is to review the performance and development of our company’s management in achieving corporate goals and objectives and to determine our officers’ compensation. Toward that end, our compensation committee oversees and reviews all of our compensation and equity incentive plans and programs.

Compensation Philosophy and Objectives

Our overall compensation philosophy is to provide a competitive total compensation package that will fairly compensate our officers, attract and retain qualified officers who are able to contribute to the long-term success of our company, motivate future performance towards clearly defined corporate goals, and align our officers’ long-term interests with those of our stockholders. Our compensation committee believes that the quality, skills and dedication of our officers are critical factors affecting our long-term value. The various elements of compensation are linked to individual performance and the performance of our company in achieving financial objectives.

Our compensation committee’s objectives are to align executive compensation with our long-term and short-term business objectives and performance and to ensure that the compensation of each executive officer reflects the executive officer’s own contribution to our company and his or her level of performance. Our compensation committee applies its judgment in determining the amount and mix of compensation elements for each executive officer. Factors affecting our judgments include performance compared to strategic goals established for the individual at the beginning of the year, the nature and scope of the executive’s responsibilities, and effectiveness in leading our initiatives to achieve corporate goals. To date, we have not considered prior realized compensation in making compensation decisions each year, but we may do so in the future.

Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. However, our philosophy is to make a greater percentage of an officer’s compensation performance-based over time through equity and to keep cash compensation to a competitive level. To this end, we use stock options as a significant component of compensation because we believe that they align an individual’s compensation to the creation of stockholder value. We have not to date set compensation based on specific comparisons with compensation paid by our competitors or other peer companies, except to the extent that the experience of the members of our board of directors has influenced their views on comparative compensation.

For 2006, our compensation committee assessed compensation levels and determined compensation in light of corporate performance, principally our revenue growth, individual performance and the competitive market for talent.

Role of Officers and Compensation Consultant

Our chief executive officer, or CEO, supports our compensation committee in its work by providing information relating to our financial plans, performance assessments of our officers and other personnel-related data. In addition, our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance.

The CEO, as the manager of the members of the executive team, assesses the officers’ contributions to corporate goals as well as achievement of their individual goals, and makes a recommendation to our compensation committee with respect to any merit increase in salary, cash bonus and stock option replenishment grant for each member of the executive team, other than himself. Our compensation committee meets to evaluate, discuss and modify or approve these recommendations, and to conduct a similar evaluation of the CEO’s contributions to corporate goals and achievement of individual goals.

Principal Elements of Executive Compensation

Base Salaries.    Base salary for the CEO and the other officers is established based on the underlying scope of their respective responsibilities, taking into account competitive market compensation. Base salaries are reviewed annually and adjusted from time to time. Salary adjustments will be based on competitive conditions, individual performance, our overall financial results, changes in job duties and responsibilities, and the company’s overall budget for base salary increases. The budget is designed to allow salary increases to retain and motivate successful performers while maintaining affordability within our business plan.

Annual Incentive Compensation.    Annual cash incentives for our officers and other key employees are designed to reward short-term performance that furthers key corporate goals that drive stockholder value. The compensation committee generally sets performance goals that it believes are attainable. However, the compensation committee retains discretion to increase or decrease variable compensation based on a variety of factors. A target is set for each officer and is stated in terms of a percentage of the officer’s base salary for the year. For 2006, the target bonus was payable if we exceeded sales orders of $30.0 million in 2006. While our 2006 bonus program did not provide for any additional payments if we exceeded this goal, because we exceeded this goal so dramatically, the compensation committee recommended, and our board of directors approved, a discretionary increase in the bonuses awarded, doubling the target bonuses. Target payments under our bonus program were based on achievement of the sales goal rather than our assessment of individual performance; however, the compensation committee retained discretion to vary the bonus payment to an officer if it determined that the officer’s performance during the year was not satisfactory or was exceptional. No reductions or increases in bonus payments based on the assessment of individual performance were proposed by the compensation committee for 2006. The target amounts paid to each officer for achieving sales orders in excess of $30.0 million are reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table below and, in the case of Messrs. Scarpelli and McGee, were pro-rated based on their employment commencement dates. The discretionary amounts paid to each officer are reflected in the “Bonus” column in the Summary Compensation Table below.

Mr. Schneider, our Vice President of Worldwide Sales, did not participate in the bonus program described above. Instead, he participated in an annual sales compensation plan that was structured in a manner similar to the commission-based compensation program in place for our sales group, of which he is the head. This plan also had a target of sales orders of $30.0 million for 2006. Mr. Schneider’s sales compensation plan, included accelerated commissions for sales orders in excess of $30.0 million. For 2006, Mr. Schneider’s bonus was set at a level equal to 0.5% of sales orders for sales orders up to $30.0 million, 0.73% of sales orders for sales orders up to $45.0 million and 0.78% of sales orders for sales orders in excess of $45.0 million. The actual amount paid to Mr. Schneider is reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table below.

For 2007, we have established a cash bonus program in order to align our officers’ goals with our sales and revenue growth objectives for the current year. For 2007, bonuses will be paid quarterly and will be based on achievement of these quarterly sales and revenue objectives, which the compensation committee believes are attainable. The compensation committee believes that quarterly bonuses will better align our compensation program with the quarterly business cycle on which we will report financial results as a public company. Mr. Schneider will participate in the bonus plan for officers in 2007 based on achievement of sales objectives. Under the plan, bonus target amounts, expressed as a percentage of base salary, are established for participants at the beginning of each year. Bonus payouts for each quarter are then determined by our financial results for the quarter relative to predetermined performance measures. Payouts of bonuses will begin paying at 80% plan achievement and scale linearly to 100% at 100% plan achievement. Over-achievement of goals beyond 100% accelerates bonus payout at the rate of 2:1; that is, for every 1% overachievement the bonus accelerates by 2% of the total bonus amount. After the close of each quarter, our compensation committee may increase or reduce the bonus, at its discretion, based on criteria in addition to revenue and sales (including our achievement of our financial plan in areas other than sales or revenue, particularly operating profit and gross margins and the individual’s achievement of quarterly objectives).

Long-Term Incentive Compensation.    Generally, a significant stock option grant is made in the year that an officer commences employment. Thereafter, option grants may be made at varying times and in varying amounts at the discretion of our compensation committee or board of directors. Stock options have traditionally been granted broadly within our company. With respect to newly hired employees, including our executive officers, the size of each grant is generally set at a level that our compensation committee or board of directors deems appropriate based on competitive benchmarking consistent with our recruiting and retention goals to create a meaningful opportunity for stock ownership and to reflect the individual’s position with us and the individual’s potential for future responsibility. The relative weight given to each of these factors will vary from individual to individual at our compensation committee’s discretion and adjustments may be made as our compensation committee deems reasonable to attract candidates in the competitive environment for highly qualified employees in which we operate.

Under our 2002 Stock Plan, assuming the employee has provided continued service to us through that date, the option will vest as to 25% of the shares after one year of service and as to 1/48th of the shares each month thereafter. The vesting schedule and the number of shares granted are established to ensure a meaningful incentive to remain in our employ. Accordingly, the option will provide a return to the employee only if he or she remains in our employ, and then only if the market price of our common stock appreciates over the option term.

Until March 2007, options granted under our 2002 Stock Plan, whether vested or unvested, generally were immediately exercisable for all of the underlying option shares. Unvested shares acquired upon the exercise of an option prior to vesting are subject to repurchase by us at the exercise price upon termination of the optionee’s service for any reason. By enabling optionees to exercise their options prior to vesting, this feature offers certain tax advantages to our optionees, including the possibility of long-term capital gains treatment on the subsequent sale of their option shares. Beginning in March 2007, we typically no longer grant options that include this feature.

To date, we have not granted additional options on an annual basis to employees, although we do evaluate employee performance on an annual basis. Instead, additional options have been granted to employees we deem critical to our success and whose contributions we view as difficult to replace. The amounts of additional grants are determined in the discretion of the compensation committee or board of directors, based on recommendations of the CEO. In exercising this judgment, we have considered the individual’s existing stock holdings, the degree of vesting in future years, the individual’s past performance and the individual’s expected future contributions. We will typically consider an additional grant after an employee has completed three years of vesting from his or her hire date as long as the employee is in good standing.

Each of our executive officers received an initial option grant in the year they began employment. The size of the initial options granted to our executive officers was based primarily on the factors described above. In 2007, we granted additional options to Mr. Slootman, as discussed below under “CEO Compensation,” and to Mr. Scarpelli, our Chief Financial Officer. In 2006, we granted an additional option to Mr. Schneider, our Vice President of Worldwide Sales, which was rescinded and replaced with a new option in 2007.

In the case of Mr. Scarpelli, the 2007 option grant reflected his exceptional performance since commencing employment in September 2006, his efforts in preparing our company for our initial public offering, and our expectation that his role would grow as the chief financial officer of a public company. The 2007 refresh grant was also intended to increase long-term retention of Mr. Scarpelli since it does not begin to vest until 2009 and then vests in 36 equal monthly installments.

Based upon a variety of considerations, including his superior performance to date in 2006, his existing stock holdings and the degree of remaining vesting in future years, our CEO recommended to our board of directors in December 2006 that an additional option grant be made to Mr. Schneider. An option grant was made at the then fair market value of our common stock as determined by the board of directors. Subsequently, we agreed with Mr. Schneider to mutually rescind the December grant. A new grant was made to Mr. Schneider at a regularly scheduled meeting of our board of directors in February 2007 for a larger number of shares and with a higher exercise price equal to the then fair market value of our common stock as determined by the board of directors.

Grant Timing and Price.    The exercise price of stock options is always equal to the fair market value of our common stock on the date of grant. Prior to our initial public offering, the grant price was established by our board of directors using factors it considered appropriate, which at times included a written report of an independent, outside valuation firm. The grant price is currently set at the closing price of our stock on the date of the grant in accordance with an equity award policy adopted by our board of directors.

In connection with our initial public offering, our board of directors adopted an equity award policy to govern grants of options and other equity awards after the date of our initial public offering. Under the equity award policy, equity awards to officers may only be made by our compensation committee pursuant to the terms of the policy, provided that our compensation committee may make exceptions to the policy in appropriate circumstances but then must act during an open trading window under our insider trading policy. Our compensation committee may grant awards at meetings. Management must submit a complete list of proposed grants and their material terms on or prior to the date on which our compensation committee will consider the grants. Our compensation committee will approve the grants at a compensation committee meeting on or after the employee’s or consultant’s first day of employment or service or the day of the employee’s promotion. When our compensation committee grants additional awards to existing directors, officers, employees or consultants, it will approve the grants at a regularly scheduled compensation committee meeting. All awards are effective on the “date of grant,” which is the 10th day of the month following the month in which our compensation committee acted (or the next business day if the 10th day of the month falls on a weekend or holiday). Our board of directors has also created a committee of one director, initially our CEO, to serve as the stock option administrator to make certain option grants to employees at the director-level and below, as set forth in the charter of the stock option administrator and the equity award policy adopted by our board of directors.

Restricted stock awards have not been granted by us in the past. Our compensation committee may consider using restricted stock awards as a form of compensation.

Perquisites.    In 2006, we reimbursed a portion of the expenses incurred by Mr. McGee, our Vice President of Engineering, in relocating his family to California in connection with his joining our company. We do not otherwise provide perquisites or personal benefits to our officers.

Post-Termination Protection

We have entered into offer letters with our executive officers that provide modest severance benefits in the event the executive’s employment is terminated by us without cause. In the case of the CEO, the severance benefit will also include six months of accelerated vesting of options he holds at that time for options granted prior to 2007. In addition, we provide some additional vesting on change in control for our executive officers and key employees. The program requires a “double trigger,” or a change in control followed by an involuntary loss of employment within 12 months thereafter. This is consistent with the purpose of the program, which is to provide covered individuals with protection upon loss of employment. Under the program, an individual would be vested in 50% of his then unvested shares upon a double trigger. The CEO would be fully vested in all of his option shares upon a double trigger. See the section titled “Management—Potential Payments Upon Termination or Change in Control” for a more detailed discussion.

The program is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the company. In addition, for executive officers, the program is intended to align executive and stockholder interests by enabling officers to consider corporate transactions that are in the best interests of the stockholders and other constituents of the company without undue concern over whether the transactions may jeopardize the officer’s own employment.

CEO Compensation

Our compensation committee bases its compensation decisions for our CEO on its assessment of our company’s performance and his performance based on the objectives listed above. Mr. Slootman’s 2006 compensation consisted of base salary and annual bonus. Our compensation committee determined CEO compensation using methods consistent with those used for other officers. In April 2006, as part of the annual officers’ compensation review, Mr. Slootman’s base salary was increased from $250,000 to $275,000 in recognition of both his performance as CEO and competitive market salary levels. Mr. Slootman’s award under the annual bonus program was paid in accordance with the terms of the bonus program for all officers discussed above and included the same over-achievement bonus that was paid to the other officers. Mr. Slootman was not awarded a stock option in 2006. In March 2007, the board of directors approved an option grant to Mr. Slootman taking into account the factors discussed above, including his existing stock holdings, the extent to which he is vested in his existing stock options, and his overall performance. As of December 31, 2006, Mr. Slootman was vested in over 70% of his option shares. The 2007 grant was also intended to increase long-term retention of Mr. Slootman since it does not begin to vest until after completion of two years of service and then vests in 36 equal monthly installments. The actual amounts paid to Mr. Slootman in 2006 are shown in the Summary Compensation Table below.

Financial Restatement

Our compensation committee has not adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity based incentive compensation paid to officers or others where the payment was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement.

Tax Deductibility of Pay

Section 162(m) of the Internal Revenue Code places a limit of $1.0 million on the amount of compensation that we may deduct in any one year with respect to each of our CEO and the four most highly paid officers other than the CEO. There is an exception to the $1.0 million limitation for performance-based compensation meeting certain requirements. To qualify for an exemption from the $1.0 million limitation, our stockholders will be asked to approve a limit under the 2007 Equity Incentive Plan on the maximum number of shares for which a participant may be granted stock options in any calendar year. If this limit is adopted, any compensation deemed paid to an executive officer when he or she exercises an option with an exercise price that is at least equal to the fair market value of the option shares on the grant date is intended to qualify as performance-based compensation and should not be subject to the $1.0 million deduction limitation. Restricted stock awards are generally not considered performance-based under Section 162(m) and, as such, are generally not deductible by us. To maintain flexibility in compensating officers in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Summary

Our compensation committee believes that our compensation philosophy and programs are designed to foster a performance-oriented culture that aligns employee’s interests with those of our stockholders. Our compensation committee believes that the compensation of our officers is both appropriate and responsive to the goal of improving stockholder value. Our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this registration statement for filing with the SEC.

Executive Compensation

2006 Summary Compensation Table

The following table sets forth the total compensation awarded to, earned by, or paid to our “principal executive officer,” “principal financial officer” and our other executive officers for all services rendered in all capacities to us in 2006.

Name and Principal Position	Year	Salary	Bonus(1)		Option Awards(2)		Non-Equity Incentive Plan Compensation		All Other Compensation		Total
Frank Slootman President & Chief Executive Officer	2006	$264,583	$50,000		$22,678		$50,000	(3)	$—		$387,261

Michael P. Scarpelli(4) Vice President & Chief Financial Officer	2006	62,500	14,932		61,044		14,932	(3)	—		153,408

David L. Schneider Vice President of Worldwide Sales	2006	169,584	—		10,068	(5)	418,700	(6)	—		598,352

Daniel R. McGee(7) Vice President of Engineering	2006	175,769	68,836	(8)	147,811		43,836	(3)	10,451	(9)	446,703

(1)	The amounts in this column reflect discretionary bonuses approved by our board of directors for company performance that exceeded the goals set forth in our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(2)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.
(3)	Reflects payments pursuant to our 2006 bonus program. The bonus amounts for Messrs. Scarpelli and McGee were pro-rated based on their start dates.
(4)	Mr. Scarpelli joined us in September 2006. Mr. Slootman acted as our principal financial officer prior to Mr. Scarpelli assuming that role.
(5)	Includes dollar amounts recognized for financial statement reporting purposes in connection with an option to purchase 110,000 shares of our common stock granted in December 2006 with an exercise price of $1.00 per share that was mutually rescinded by Mr. Schneider and us.
(6)	Represents commissions earned pursuant to our sales compensation plan.
(7)	Mr. McGee joined us in February 2006.
(8)	Includes a $25,000 signing bonus in addition to a $43,836 discretionary bonus described in footnote 1 above.
(9)	Represents relocation expenses paid by us in connection with Mr. McGee’s commencement of employment in order to assist him in moving his family to California.

“Salary,” “bonus” and “non-equity incentive plan compensation” accounted for the following percentages of the “total compensation” of our executive officers:

Name	Salary	Bonus	Non-Equity Incentive Plan Compensation
Frank Slootman	68.3%	12.9%	12.9%
Michael P. Scarpelli	40.7%	9.7%	9.7%
David L. Schneider	28.3%	—	70.0%
Daniel R. McGee	39.3%	15.4%	9.8%

2006 Grants of Plan-Based Awards

The following table sets forth each plan-based award granted to our executive officers during the 2006 fiscal year.

The amounts shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column for Messrs. Slootman, Scarpelli and McGee reflect their participation in our 2006 bonus program, which is described in greater detail in the section titled “Management—Compensation Discussion and Analysis” above. This program provided for a single payout, shown in the “target” column, which was payable if we exceeded sales orders of $30.0 million in 2006. We met and exceeded this goal. The amounts actually paid to each officer are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above and, in the case of Messrs. Scarpelli and McGee, were pro-rated based on their employment commencement dates.

The amount shown in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” column for Mr. Schneider reflects his opportunity to earn commissions pursuant to our sales compensation plan, which is described in greater detail in the section titled “Management—Compensation Discussion and Analysis” above. The amount shown in the “target” column reflects the target payment level under the plan which is equal to 0.5% of our total sales orders. For sales orders in excess of the target amount of $30.0 million, Mr. Schneider was eligible for commissions at a rate of 0.73% of total sales orders up to total sales orders of $45.0 million and at a rate of 0.78% for total sales orders in excess of $45.0 million. The actual amount paid to Mr. Schneider is reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above.

Mr. Scarpelli was granted an option to purchase 625,000 shares of our common stock under our 2002 Stock Plan in connection with his commencement of employment. The shares subject to the option vest over four years, with 25% of the option shares vesting when Mr. Scarpelli completes 12 months of continuous service after September 14, 2006 and an additional 1/48th of the option shares vesting upon completion of each month of continuous service thereafter. If Mr. Scarpelli is subject to an involuntary termination within 12 months after a change in control of the company, 50% of the unvested shares subject to the option will vest. The option has a ten-year term from the date of grant, subject to earlier expiration if Mr. Scarpelli’s service terminates.

Mr. McGee was granted an option to purchase 490,000 shares of our common stock under our 2002 Stock Plan in connection with his commencement of employment. The shares subject to the option vest over four years, with 25% of the option shares vesting when Mr. McGee completes 12 months of continuous service after February 15, 2006 and an additional 1/48th of the option shares vesting upon completion of each month of continuous service thereafter. If Mr. McGee is subject to an involuntary termination within 12 months after a change in control of the company, 50% of the unvested shares subject to the option will vest. The option has a ten-year term from the date of grant, subject to earlier expiration if Mr. McGee’s service terminates.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards Per Share(2)	Grant Date Fair Value of Stock and Option Awards(3)

Frank Slootman	N/A	$50,000	—	$—	$—
Michael P. Scarpelli	9/14/06	—	625,000	0.75	874,739
Michael P. Scarpelli	N/A	50,000	—	—	—
David L. Schneider	N/A	150,000	—	—	—
David L. Schneider	12/20/06	—	110,000	1.00	562,337
Daniel R. McGee	N/A	50,000	—	—	—
Daniel R. McGee	3/15/06	—	490,000	0.70	714,907

(1)	Includes an option granted to Mr. Schneider to purchase 110,000 shares of our common stock in December 2006 with an exercise price of $1.00 per share. The option was mutually rescinded by Mr. Schneider and us. We subsequently granted Mr. Schneider an option to purchase 200,000 shares of our common stock in February 2007 with an exercise price of $7.26 per share.
(2)	The amounts in this column represent the fair market value of a share of our common stock, as determined by our board of directors, on the date of grant. Our board of directors determined fair market value using factors it deemed appropriate.
(3)	The amounts in this column represent the aggregate grant date fair value of the stock option, computed in accordance with SFAS 123(R). See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of all our assumptions in determining the SFAS 123(R) values of our option awards.

In March 2007, we granted Frank Slootman and Michael P. Scarpelli options to purchase 600,000 shares and 50,000 shares of our common stock, respectively, at exercise prices of $8.90 per share. Each of these option grants does not begin vesting until two years following the grant date, at which time the shares subject to the options shall begin vesting in 36 equal monthly installments. If Mr. Slootman is subject to an involuntary termination after a change in control of the company, 100% of his unvested option shares will vest. If Mr. Scarpelli is subject to an involuntary termination within 12 months after a change in control of the company, 50% of his unvested option shares will vest.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth information regarding each unexercised option held by each of our executive officers as of December 31, 2006.

The options granted to our executive officers are immediately exercisable, whether vested or unvested at the time of exercise for all of the underlying option shares, except to the extent exercisability is deferred to maximize the number of shares eligible for treatment as incentive stock options. Unvested shares are subject to repurchase by us at the exercise price upon termination of the officer’s service for any reason. The numbers reported in the “Number of Securities Underlying Unexercised Options” columns indicate the number of shares underlying unexercised options that were vested and unvested as of December 31, 2006.

The vesting applicable to each outstanding option is described in the footnotes to the table below. For a description of the acceleration of vesting provisions applicable to the options held by our executive officers, please see the section titled “Management—Potential Payments Upon Termination or Change in Control” below.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price	Option Expiration Date
	Vested		Unvested
Frank Slootman	1,239,270	(1)	254,266	$0.10	8/27/13
Frank Slootman	235,484	(2)	470,970	0.40	8/9/15
Michael P. Scarpelli	—	(3)	491,667	0.75	9/13/16
David L. Schneider	—	(4)	55,393	0.40	9/13/15
David L. Schneider	—	(5)	110,000	1.00	12/20/16
Daniel R. McGee	—	(6)	490,000	0.70	3/14/16

(1)	This option covered 1,743,536 shares of our common stock. Mr. Slootman exercised 250,000 of the shares subject to the option in 2005. 25% of the option shares vested when Mr. Slootman completed 12 months of continuous service after July 28, 2003. An additional 1/48th of the option shares vests upon Mr. Slootman’s completion of each additional month of continuous service thereafter.
(2)	The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(3)	This option covered 625,000 shares of our common stock. Mr. Scarpelli exercised 133,333 of the shares subject to the option in 2006. As of December 31, 2006, all of the shares acquired upon exercise were unvested and remained subject to repurchase by us at the exercise price in the event of the termination of Mr. Scarpelli’s service. 25% of the option shares will vest when Mr. Scarpelli completes 12 months of continuous service after September 14, 2006. An additional 1/48th of the option shares will vest when Mr. Scarpelli completes each additional month of continuous service thereafter.
(4)	This option covered 217,573 shares of our common stock. Mr. Schneider exercised 162,180 of the shares subject to the option in 2006. As of December 31, 2006, 89,655 of the shares acquired upon exercise were unvested and remained subject to repurchase by us at the exercise price in the event of the termination of Mr. Schneider’s service. The shares subject to this option vest in equal monthly installments over four years of continuous service after August 10, 2005.
(5)	This option was mutually rescinded by Mr. Schneider and us prior to the vesting of any shares.
(6)	25% of the option shares will vest when Mr. McGee completes 12 months of continuous service after February 15, 2006. An additional 1/48th of the option shares will vest when Mr. McGee completes each additional month of service thereafter.

In addition to the unexercised options described in the table above, Messrs. Scarpelli and Schneider held unvested shares of our common stock that they acquired upon exercise of options in 2006 and prior years. As indicated in footnote (3) to the table above, as of December 31, 2006, all 133,333 of the shares Mr. Scarpelli acquired upon exercise of his option were unvested and remained subject to repurchase by us at the $0.75 exercise price in the event that his employment terminated. As of December 31, 2006, Mr. Schneider held an aggregate of 175,925 unvested shares that remained subject to repurchase by us. As indicated in footnote (4) to the table above, 89,655 of these shares remained subject to repurchase by us at the $0.40 exercise price in the event that Mr. Schneider’s service terminated. The remaining 86,270 shares remained subject to repurchase by us at a price of $0.15 per share in the event that Mr. Schneider’s service terminated.

2006 Option Exercises

The following table shows the number of shares acquired upon exercise of options by each executive officer during 2006.

	Option Awards
Name	Number of Shares Acquired on Exercise		Value Realized on Exercise(1)
Michael P. Scarpelli	133,333	(2)	$1,899,995
David L. Schneider	54,486	(3)	809,117
David L. Schneider	107,787	(4)	1,573,690
David L. Schneider	13,621	(5)	202,272
David L. Schneider	54,393	(6)	794,138

(1)	Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price. As there was no public market for our common stock on the dates the options were exercised, we have assumed that the fair market value of our common stock on the relevant exercise date was $15.00, which was the initial public offering price of our common stock.
(2)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Scarpelli’s employment.
(3)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.
(4)	As of December 31, 2006, 35,262 of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment. 72,525 of these shares vested in 2006.
(5)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.
(6)	As of December 31, 2006, all of these shares were unvested and remained subject to repurchase by us in the event of the termination of Mr. Schneider’s employment.

As described in footnote (4) to the table above, 72,525 of the 107,787 shares Mr. Schneider acquired upon exercise in 2006 also vested during 2006. In addition, during 2006, Mr. Schneider became vested in 68,108 shares of common stock that he acquired upon exercise of stock options in prior years.

Employment Agreements and Offer Letters

We have entered into offer letters with each of our executive officers.

Frank Slootman.    We entered into an offer letter with Mr. Slootman in June 2003, which sets forth his initial base salary of $250,000 per year. If we terminate Mr. Slootman’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 6 months provided he signs a release of claims.

Michael P. Scarpelli.    We entered into an offer letter with Mr. Scarpelli in September 2006 which sets forth his initial base salary of $250,000 per year and the opportunity to earn an annual bonus with a target amount of $25,000. If we terminate Mr. Scarpelli’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. If the termination occurs within 12 months after a change in control of the company, then we will pay Mr. Scarpelli a lump sum severance amount equal to 6 months of his base salary and 50% of his target bonus in effect at the time of the termination. All severance benefits are contingent on Mr. Scarpelli signing a release of claims.

David L. Schneider.    We entered into an offer letter with Mr. Schneider in December 2003 which sets forth his initial base salary of $160,000 per year and the opportunity to earn commissions. If we terminate

Mr. Schneider’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. Schneider signing a release of claims.

Daniel R. McGee.    We entered into an offer letter with Mr. McGee in January 2006 which sets forth his initial base salary of $200,000 per year and the opportunity to earn an annual bonus with a target amount of $50,000. Mr. McGee also received a $25,000 signing bonus. To assist Mr. McGee in relocating his family from Washington, we offered him up to $15,000 in relocation benefits. If we terminate Mr. McGee’s employment for any reason other than cause or disability, then we will continue to pay him his base salary for 3 months and will reimburse him for a portion of the premiums he pays to continue his health insurance through COBRA for up to 3 months. All severance benefits are contingent on Mr. McGee signing a release of claims.

The following definitions are used in the offer letters with our executive officers:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written rules or policies, (3) conviction of, or plea of “guilty” or “no contest” to, a felony or (4) gross misconduct.

“Change in control” is defined as either a merger or other reorganization in which 50% or more of the company’s voting power is transferred to new stockholders or a sale of all or substantially all of our assets.

“Disability” means that the officer is unable to perform the essential functions of his position for at least 120 days because of physical or mental impairment.

Each of our executive officers has entered into an agreement with us with respect to confidential information and inventions. Among other things, these agreements obligate our officers to assign any inventions conceived or developed during their employment by us and to refrain from disclosing our confidential information. These agreements also include a covenant not to solicit our employees for a period of 12 months following the termination of the officer’s employment.

Potential Payments Upon Termination or Change in Control

Please see the section titled “Management—Employment Agreements and Offer Letters” above for a description of the severance arrangements for our executive officers.

As of May 2007, the options granted to our executive officers included the following provisions for acceleration of vesting:

Frank Slootman.    The stock options granted to Mr. Slootman provide that if he is subject to an involuntary termination within 12 months after a change in control of the company, 100% of his unvested option shares will vest. Any awards granted to Mr. Slootman in the future under our 2007 Equity Incentive Plan will also include this provision. In addition, the stock options granted to Mr. Slootman prior to 2007 provide that if Mr. Slootman’s employment is terminated for any reason other than cause or disability, then, provided Mr. Slootman signs a release of claims, Mr. Slootman will receive 6 months of additional vesting.

Michael P. Scarpelli, David L. Schneider and Daniel R. McGee.    The stock options granted to Messrs. Scarpelli, Schneider and McGee provide that if the individual is subject to an involuntary termination within 12 months after a change in control of the company, 50% of his unvested option shares will vest. Any awards granted to Messrs. Scarpelli, Schneider and McGee in the future under our 2007 Equity Incentive Plan will also include this provision.

Notwithstanding the foregoing, for any awards granted to our executive officers in the future under our 2007 Equity Incentive Plan, if the surviving company in a merger does not assume such options or replace them with comparable awards, then 50% of the unvested shares (100% in the case of Mr. Slootman) subject to each of their options will vest at the time of such change in control regardless of whether they are subject to an involuntary termination. This acceleration of vesting shall be in place of (and not in addition to) any acceleration of vesting that our executive officers would otherwise be entitled to under our 2007 Equity Incentive Plan. See “Management—Equity Benefit Plans—2007 Equity Incentive Plan—Change in Control.” Options granted to our executive officers under our 2002 Stock Plan will accelerate as to all shares if the surviving corporation does not assume the options or replace them with comparable options. See “Management—Equity Benefit Plans—2002 Stock Plan—Change in Control.”

The following definitions apply to our executive officers’ options:

“Cause” means (1) an unauthorized use or disclosure of our confidential information or trade secrets, (2) a material failure to comply with our written policies or rules, (3) conviction of, or plea of “guilty” or “no contest” to, a felony, (4) gross misconduct, (5) a continuing failure to perform assigned duties after written notice from our board of directors or (6) failure to cooperate in good faith with a governmental or internal investigation of the company or its officers, directors or employees, if requested by the company.

“Change in control” means (1) a merger of the company after which our own stockholders own 50% or less of the surviving corporation or its parent company, (2) a sale of all or substantially all of our assets, (3) a change in the composition of the board of directors, as a result of which less than half of the incumbent directors either had been directors two years before the change in composition of the board of directors or were appointed or nominated by the board by a majority of the directors who had been directors two years before or had been selected in this manner, or (4) an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

“Involuntary termination” means (1) a termination by us for reasons other than cause or (2) a voluntary resignation following (a) a change in the officer’s position with the company that materially reduces his scope of authority or level of responsibility, (b) a reduction in the officer’s base salary (other than pursuant to generally applicable reductions to similarly situated employees) or (c) receipt of notice that the officer’s principal workplace will be relocated more than 40 miles (we refer to a resignation following (a), (b) or (c) as a resignation for “good reason”). For the purpose of clause (a), upon or after a change in control, a change in authority or responsibility shall not be deemed to occur solely as a result of being part of a larger organization or because of a change in title (except for a change in the title of the chief executive officer or the chief financial officer).

Estimated Benefits and Payments Upon Termination of Employment

The following table describes the potential payments and benefits upon termination of our executive officers’ employment before or after a change in control of the company as described above, as if each officer’s employment terminated as of December 29, 2006, the last business day of 2006.

Name	Benefit	Voluntary Resignation/ Termination for Cause or Disability	Termination Other than for Cause or Disability Prior to Change in Control	Termination Other than for Cause or Disability after a Change in Control	Resignation for Good Reason after a Change in Control
Frank Slootman	Severance	$—	$137,500	$137,500	$—
	Option Acceleration	—	4,536,614	10,664,720	10,664,720
	COBRA Premiums	—	—	—	—
	Vacation Payout	19,038	19,038	19,038	19,038
	Total Value	19,038	4,693,152	10,821,258	10,683,758

Michael P. Scarpelli	Severance	—	62,500	150,000	—
	Option Acceleration	—	—	4,453,125	4,453,125
	COBRA Premiums(1)	—	—	—	—
	Vacation Payout	4,207	4,207	4,207	4,207
	Total Value	4,207	66,707	4,607,332	4,457,332

David L. Schneider	Severance	—	42,500	42,500	—
	Option Acceleration(2)	—	—	2,190,527	2,190,527
	COBRA Premiums	—	3,566	3,566	—
	Vacation Payout	15,384	15,384	15,384	15,384
	Total Value	15,384	61,450	2,251,977	2,205,911

Daniel R. McGee	Severance	—	50,000	50,000	—
	Option Acceleration(3)	—	—	3,211,542	3,211,542
	COBRA Premiums	—	2,401	2,401	—
	Vacation Payout	4,423	4,423	4,423	4,423
	Total Value	4,423	56,824	3,268,366	3,215,965

(1)	Pursuant to his offer letter, Mr. Scarpelli is eligible for three months of company-paid COBRA premiums if he is terminated other than for cause or disability; however, he currently has elected not to participate in our health plan.
(2)	Calculated based on the provision in effect on December 29, 2006, which provided for 12 months of vesting. Includes $316,250 related to the acceleration of an option to purchase 110,000 shares of our common stock that was mutually rescinded by Mr. Schneider and us prior to the vesting of any shares.
(3)	Calculated based on the provision in effect on December 29, 2006, which provided for 12 months of vesting.

For purposes of valuing the severance and vacation payments in the table above, we used each executive’s base salary in effect at the end of 2006 and the number of accrued but unused vacation days at the end of 2006.

The value of option acceleration shown in the table above was calculated based on the assumption that the officer’s employment was terminated and the change in control (if applicable) occurred on December 29, 2006 and that the fair market value of our common stock on that date was $15.00, which represents the initial public offering price of our common stock. The value of the vesting acceleration was calculated by multiplying the number of unvested shares subject to each option by the difference between the fair market value of our common stock as of December 29, 2006 and the exercise price of the option.

2006 Director Compensation

The following table sets forth the total compensation awarded to, earned by, or paid to each person who served as a director during 2006, other than a director who also served as an executive officer.

Name	Fees Earned or Paid in Cash	Option Awards(1)		All Other Compensation		Total
Ronald E. F. Codd	$—	$14,825	(2)	$—		$14,825
Jeffrey A. Miller	—	14,825	(3)	—		14,825
Neal Ater	—	340	(4)	—		340
Kai Li	—	1,427	(5)	115,539	(6)	116,966

(1)	The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with SFAS 123(R), excluding forfeiture estimates. See Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of our assumptions in determining the SFAS 123(R) values of our option awards.
(2)	Mr. Codd was granted an option to purchase 200,000 shares of our common stock in November 2006. 25% of the option shares vested when Mr. Codd completed 12 months of continuous service on October 4, 2007. An additional 1/48th of the option shares will vest upon Mr. Codd’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. The aggregate grant date fair value of this option, computed in accordance with SFAS 123(R), was $258,901. Mr. Codd exercised 100,000 shares subject to the option. 100,000 shares remain outstanding as of December 31, 2006.
(3)	Mr. Miller was granted an option to purchase 200,000 shares of our common stock in November 2006. 25% of the option shares vested when Mr. Miller completed 12 months of continuous service on October 4, 2007. An additional 1/48th of the option shares will vest upon Mr. Miller’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. The aggregate grant date fair value of this option, computed in accordance with SFAS 123(R), was $258,901. Mr. Miller exercised the option for all 200,000 shares. He has no outstanding options as of December 31, 2006.
(4)	Mr. Ater was granted an option to purchase 100,000 shares of our common stock in June 2003. 25% of the option shares vested when Mr. Ater completed 12 months of continuous service after June 16, 2003 and an additional 1/48th of the option shares vest upon Mr. Ater’s completion of each month of continuous service thereafter such that the option is now fully vested. The aggregate grant date fair value of this option, computed in accordance with SFAS 123, was $1,433. As of December 31, 2006, this was the only outstanding option held by Mr. Ater. In March 2007, Mr. Ater resigned from our board of directors. In connection with Mr. Ater’s resignation, our compensation committee approved an amendment to his option to provide for full acceleration of vesting and extension of his post-termination exercise period until December 31, 2007.
(5)	Dr. Li was granted an option to purchase 335,994 shares of our common stock in February 2002 and he was granted an option to purchase 200,000 shares of our common stock in January 2005. The aggregate grant date fair value of these options, computed in accordance with SFAS 123, was $3,853 and $6,008, respectively. As of December 31, 2006, the February 2002 option was fully vested and the January 2005 option vests in equal monthly installments over 48 months of service. As of December 31, 2006, both of these options remained outstanding. The February 2002 option expired in February 2007 unexercised.
(6)	Includes $98,000 in consulting fees earned and $17,539 in commuting expenses incurred by Dr. Li and reimbursed by the company.

In September 2003, we entered into an amended and restated consulting agreement with Dr. Li, one of our co-founders and a current member of our board of directors. Pursuant to this agreement, Dr. Li agreed to serve as our Chief Scientist on a part-time consulting basis. As remuneration for these services, we have agreed to pay

Dr. Li a consulting fee of $7,500 per month and a monthly housing allowance of $2,000 per month for any month in which Dr. Li provides services at our headquarters.

In June 2007, our board of directors approved a restricted stock award to Dr. Li in the amount of 167,997 shares, which was issued following the completion of our initial public offering. The restricted stock award was issued in consideration for future services and was contingent upon the pricing of our initial public offering. 25% of the shares will vest on June 26, 2008 if Dr. Li has been continuously serving as a director through that date or such later date that is a permissible trading day. An additional 1/16th of the shares will vest upon the later of the completion of each additional three months of continuous service thereafter or such later date that is a permissible trading day. A permissible trading day is a day on which Nasdaq is open for trading, Dr. Li can sell shares of our stock without incurring liability under Rule 10b-5 or Section 16(b) of the Securities Exchange Act and on which a sale of our stock by Dr. Li would not violate our insider trading policies or any written contract between Dr. Li and the company or another party. In addition, all of the shares subject to the award would vest in the event of a change in control of the company.

In connection with his election to our board of directors, Reed E. Hundt was granted an option to purchase 200,000 shares of our common stock at an exercise price of $8.90 per share in March 2007. 25% of the option shares will vest when Mr. Hundt completes 12 months of continuous service after March 26, 2007. An additional 1/48th of the option shares will vest upon Mr. Hundt’s completion of each additional month of continuous service thereafter. All of the option shares will vest in the event of a change in control of the company. Mr. Hundt has exercised 20,000 shares subject to the option. In addition, Mr. Hundt purchased 30,000 fully vested shares of our common stock for an aggregate purchase price of $267,000.

In March 2007, our board of directors approved individual option grants in the amount of 100,000 shares of our common stock at exercise prices of $8.90 per share to certain of our non-employee directors, Ronald D. Bernal, Aneel Bhusri and Scott D. Sandell, each of whom had not previously received an option grant in connection with their service as members of our board of directors. 25% of the shares subject to each option will vest on June 26, 2008 if the director has provided continuous service as a director through that date. An additional 1/48th of the shares subject to each option will vest upon completion of each additional month of continuous service thereafter. All of the shares subject to each option will vest in the event of a change in control of the company.

Prior to our initial public offering, our directors did not receive any cash compensation for their service on our board of directors or committees of our board of directors. We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. Following our first annual meeting of stockholders subsequent to the closing of our initial public offering, our non-employee directors will receive cash compensation for services provided as a director. Each member of our board of directors who is not an employee will receive a $10,000 annual retainer. The chairman of our board of directors will receive an additional $10,000 annual retainer. The chairman of the compensation committee will receive an additional $10,000 annual retainer. The chairman of the audit committee will receive an additional $20,000 annual retainer. Following our first annual meeting of stockholders subsequent to the closing of our initial public offering, each of our non-employee directors will also receive periodic automatic stock option grants under a program implemented under our 2007 Equity Incentive Plan. Only non-employee directors or affiliates of such directors will be eligible to receive automatic option grants under the 2007 Equity Incentive Plan. Please see the section titled “Management—Equity Benefit Plans—2007 Equity Incentive Plan-Automatic Option Grant Program” below for more information.

Equity Benefit Plans

2007 Equity Incentive Plan

Our 2007 Equity Incentive Plan was adopted by our board of directors in May 2007 and has been approved by our stockholders. The 2007 Equity Incentive Plan became effective on June 26, 2007 in connection with our initial public offering. Our 2007 Equity Incentive Plan replaced our 2002 Stock Plan, our prior plan. No further option grants will be made under our 2002 Stock Plan. The options outstanding under the 2002 Stock Plan continue to be governed by their existing terms. As of September 30, 2007, we had outstanding options issued under the 2002 Stock Plan and 2007 Equity Incentive Plan to purchase an aggregate of 13,252,350 shares of common stock at exercise prices ranging from $0.05 to $28.52 per share, or a weighted average per share exercise price of $4.43.

Share Reserve.    We have reserved 6,000,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan, plus 363,455 shares rolled over into the 2007 Equity Incentive Plan from our 2002 Stock Plan. No more than 5,000,000 shares may be issued as direct stock awards. The number of shares reserved for issuance under the stock incentive plan will be increased automatically on January 1 of each year for five years by a number equal to the lesser of:

•	5% of the shares of common stock outstanding at that time;

•	5,000,000 shares of common stock; or

•	the number of shares determined by our board of directors.

In general, if options or shares awarded under the 2002 Stock Plan or the 2007 Equity Incentive Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2007 Equity Incentive Plan.

Administration.    The compensation committee of our board of directors administers the 2007 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to our 2007 Equity Incentive Plan. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, members of our board of directors who are not employees, and consultants are eligible to participate in our 2007 Equity Incentive Plan.

Types of Award.    Our 2007 Equity Incentive Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock;

•	restricted shares of our common stock; and

•	stock appreciation rights and stock units.

Options and Stock Appreciation Rights.    The exercise price for options granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash or cash equivalents;

•	shares of common stock that the optionee already owns;

•	an immediate sale of the option shares through a broker designated by us; or

•	any other form of payment as the compensation committee determines.

A participant who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights granted under the 2007 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the date of grant. The settlement value of the stock appreciation right may be paid in cash or shares of common stock. Options and stock appreciation rights vest at the times determined by the compensation committee. In most cases, our options and stock appreciation rights will vest over a four-year period following the date of grant. Options and stock appreciation right expire not more than 10 years after they are granted. The compensation committee may provide for a longer term except that options and stock appreciation rights generally expire earlier if the participant’s service terminates earlier. No participant may receive options or stock appreciation rights under the 2007 Equity Incentive Plan covering more than 1,000,000 shares in one calendar year, except that an employee may receive options or stock appreciation rights covering up to 2,500,000 shares in the calendar year in which his or her employment begins.

Restricted Shares and Stock Units.    Restricted shares may be awarded under the 2007 Equity Incentive Plan in return for such form of payment as the compensation committee determines, including cash or services already provided or to be provided to us.

Restricted shares vest at the times determined by the compensation committee. Stock units may be awarded under the 2007 Equity Incentive Plan. No cash consideration will be required of the award recipients. Stock units may be granted in consideration of a reduction in the recipient’s other compensation or in consideration of services rendered. Each award of stock units may or may not be subject to vesting and vesting, if any, shall occur upon satisfaction of the conditions specified by the compensation committee. Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination of both.

Automatic Option Grant Program.    Our board of directors has adopted an automatic option grant program providing for the grant of options under the 2007 Equity Incentive Plan. Only the non-employee members of our board of directors will be eligible for option grants under the automatic option grant program. The program of automatic option grants for non-employee directors will be on the terms specified below as of the effective date of the 2007 Equity Incentive Plan:

•

Each non-employee director who joins our board of directors will receive an initial option for 50,000 shares. The initial grant of each option will occur when the director takes office. The option will vest in 36 equal monthly installments. The initial grant will become fully vested upon a change in control of the company or upon termination of the non-employee board member’s service due to death, disability or retirement at or after age 72.

•

At the time of each of our annual stockholders’ meetings, beginning in 2008, each non-employee director who will continue to be a director after that meeting will automatically be granted an additional option for 15,000 shares of our common stock. However, a new non-employee director who receives the initial option will not receive the additional option in the same calendar year. The option will vest in 12 equal monthly installments. The option will become fully vested upon a change in control of the company in which the director’s service is terminated or upon termination of the non-employee board member’s service due to death, disability or retirement at or after age 72.

•

The exercise price of each non-employee director’s option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns, or an immediate sale of the option shares through a broker designated by us. The non-employee director’s options have a 10-year term, except that they expire one year after the director leaves the board of directors.

Amendments or Termination.    Our board of directors may amend or terminate the automatic option grant program at any time. If our board of directors amends the automatic option grant program, it does not need to ask for stockholder approval of the amendment unless applicable law requires it.

Change in Control.    If a change in control of the company occurs, an option or award under the 2007 Equity Incentive Plan will generally not accelerate vesting unless the surviving corporation in a merger or consolidation does not assume the option or award or replace it with a comparable award. A change in control includes:

•	a merger of the company after which our own stockholders own 50% or less of the surviving corporation or its parent company;

•	a sale of all or substantially all of our assets;

•

a change in the composition of the board of directors, as a result of which less than half of the incumbent directors either had been directors two years before the change in composition of the board or were appointed or nominated by the board by a majority of the directors who had been directors two years before or had been selected in this manner; or

•	an acquisition of 50% or more of our outstanding stock by any person or group, other than a person related to the company, such as a holding company owned by our stockholders.

In the event that we are a party to a merger or consolidation in which options or awards are not assumed or replaced with comparable awards by the surviving corporation, all outstanding options or awards shall be subject to the agreement of merger or consolidation, which shall provide for one or more of the following:

•

the acceleration of vesting of 25% of the then unvested portion of the common stock subject to any outstanding options and stock appreciation rights, followed by the cancellation of all outstanding options and stock appreciation rights;

•

the cancellation of all outstanding options and stock appreciation rights in exchange for a payment to the holders thereof equal to the excess of (i) the fair market value of the common shares subject to such options and stock appreciation rights over (ii) their exercise price. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such options and stock appreciation rights would have vested; and

•

the cancellation of all outstanding stock units and a payment to the holders thereof equal to the fair market value of the common stock subject to such stock units. Such payment shall be made in the form of cash, cash equivalents or securities of the surviving corporation or its parent, and such payment may be made in installments and deferred until the date or dates when such stock units would have vested.

In addition, our compensation committee shall have the discretion, in connection with a change in control or otherwise, to provide for the acceleration of vesting at any time of some or all of any options or awards granted under our 2007 Equity Incentive Plan.

Amendments or Termination.    Our board of directors may amend or terminate the 2007 Equity Incentive Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law. The 2007 Equity Incentive Plan will continue in effect for ten years from its adoption date, unless our board of directors decides to terminate the plan earlier.

2002 Stock Plan

Our 2002 Stock Plan was adopted by our board of directors in February 2002 and last amended in February 2007 and has been approved by our stockholders. Following our initial public offering, no further awards have been or will be made under our 2002 Stock Plan; however, options outstanding under the 2002 Stock Plan continue to be governed by their existing terms.

Share Reserve.    We have reserved 19,691,646 shares for issuance under the 2002 Stock Plan. If options or shares awarded under the 2002 Stock Plan are forfeited or repurchased, then those options or shares will again become available for awards under the 2007 Equity Incentive Plan.

Administration.    Our board of directors has administered the 2002 Stock Plan and has complete discretion to make all decisions relating to our 2002 Stock Plan, subject to its provisions. Our board may also re-price outstanding options and modify outstanding awards in other ways.

Eligibility.    Employees, members of our board of directors who are not employees and consultants are eligible to participate in our 2002 Stock Plan.

Types of Awards.    Our 2002 Stock Plan provides for the following types of awards:

•	incentive and nonstatutory stock options to purchase shares of our common stock; and

•	restricted shares of our common stock.

Options.    The exercise price for incentive stock options and nonstatutory stock options granted under the 2002 Stock Plan may not be less than 100% and 85%, respectively, of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

•	cash;

•	shares of common stock that the optionee already owns;

•	a full-recourse promissory note;

•	an immediate sale of the option shares through a broker approved by us; or

•	a loan from a broker approved by us, secured by the option shares.

In most cases, options granted under the 2002 Stock Plan vest over a four-year period following the date of grant and generally expire 10 years after they are granted, unless the optionee ceases service with us. Restricted shares may be awarded under the 2002 Stock Plan in return for cash, a full-recourse promissory note or services already provided to us. Restricted shares vest at the times determined by our board.

Change in Control.    If a change in control of the company occurs, an option under the 2002 Stock Plan will generally not accelerate vesting unless the surviving corporation does not assume the option or replace it with a comparable award. If the surviving corporation does not assume the option or replace it with a comparable option, then vesting will accelerate as to all of the shares of common stock subject to the option.

Amendments or Termination.    Our board of directors may amend or terminate the 2002 Stock Plan at any time. If our board of directors amends the plan, it does not need to ask for stockholder approval of the amendment unless it increases the number of shares available under the 2002 Stock Plan (except in the case of a combination or consolidation of shares) or materially changes the class of persons eligible for a grant of incentive stock options. The 2002 Stock Plan will automatically terminate 10 years after the later of its adoption by our board of directors or the most recent share increase approved by our stockholders. No further awards will be made under the 2002 Stock Plan.

2007 Employee Stock Purchase Plan

Our 2007 Employee Stock Purchase Plan was adopted by our board of directors in May 2007 and has been approved by our stockholders. The 2007 Employee Stock Purchase Plan became effective on June 26, 2007. Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Share Reserve.    We have reserved 1,200,000 shares of our common stock for issuance under the plan. The number of shares reserved for purchase under the plan will be automatically increased on January 1 of each year for a number of shares equal to 1% of the number of shares of our common stock outstanding at that time, but not more than 750,000 shares.

Administration.    The compensation committee of our board of directors will administer the plan.

Eligibility.    All of our employees are eligible to participate if we employ them for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 2007 Employee Stock Purchase Plan at the start of any offering period as described below.

Offering Periods.    Each offering period will last a maximum number of months, as determined by our compensation committee, which will not exceed six months, except that the initial offering period could have a duration of as long as 12 months. Except during the initial offering period, a new offering period will begin every February 1 and August 1. Offering periods will be consecutive. The first offering period began on June 26, 2007.

Amount of Contributions.    The 2007 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock will generally occur on February 1 and August 1 of each year. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed 2,500 shares. The value of the shares purchased in any calendar year may generally not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price.    The price of each share of common stock purchased under the plan will not be less than 85% of the lower of:

•	the fair market value per share of common stock on the date immediately before the first day of the offering period; or

•	the fair market value per share of common stock on the last day of the offering period.

Other Provisions.    Employees may end their participation in the 2007 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with the company. If a change in control of the company occurs, the plan will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors may amend or terminate the 2007 Employee Stock Purchase Plan at any time. If our board of directors increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

In addition to the compensation arrangements with directors and executive officers and the registration rights described elsewhere in this prospectus, the following is a description of each transaction since January 1, 2004 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Private Placement Financings

Series B Preferred Stock Financing

In December 2003 through January 2004, we sold an aggregate of 14,529,910 shares of our Series B convertible preferred stock at a price of $1.17 per share to various investors, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities affiliated with Sutter Hill Ventures and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities.

Series C Preferred Stock Financing

In July 2005 through August 2005, we sold an aggregate of 7,396,512 shares of our Series C convertible preferred stock at a price of $2.04 per share to various investors, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities affiliated with Sutter Hill Ventures and various other entities and individuals. Each of the investors in this financing are parties to the amended and restated investors’ rights agreement described below. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with several of our significant stockholders, including entities affiliated with New Enterprise Associates, entities affiliated with Greylock Partners, entities and persons affiliated with Sutter Hill Ventures, the selling stockholder and various other entities and individuals. Pursuant to this agreement, we granted stockholders certain registration rights. We expect that this agreement will be amended to allow for the sale of common stock in this offering by individuals and entities that do not have registration rights pursuant to this agreement, including certain of our officers and directors. For more information regarding this agreement, please refer to the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated investors’ rights agreement also provides for, among other things, certain information and inspection rights as well as the right of first offer with respect to future sales of our equity securities by us. The provisions of the amended and restated investors’ rights agreement described above, other than those relating to registration rights, terminated upon the closing of our initial public offering. This is not a complete description of the amended and restated investors’ rights agreement and is qualified by the full text of the amended and restated investors’ rights agreement filed as Exhibit 4.3 to the registration statement of which this prospectus is a part.

Other Transactions with our Executive Officers, Directors, Key Employees and Significant Stockholders

Sale of Series C Preferred Stock to Certain Directors

In November 2006, we sold an aggregate of 60,000 additional shares of our Series C convertible preferred stock at a price of $3.00 per share to an entity affiliated with Jeffrey A. Miller and an entity affiliated with

Ronald E. F. Codd, each of whom is a member of our board of directors. Please refer to the section titled “Principal and Selling Stockholders” for more details regarding the shares held by these entities. The entities affiliated with Messrs. Codd and Miller are each parties to the amended and restated investors’ rights agreement described above.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such key employees against any and all expenses incurred by that director, executive officer or key employee because of his or her status as one of our directors, executive officers or key employees to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and key employees in connection with a legal proceeding in which they may be entitled to indemnification.

Stock Option Matters

In March 2003, in connection with Aneel Bhusri’s service as our interim Chief Executive Officer, we granted to Greylock Partners an option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share, outside of the 2002 Stock Plan. Greylock Partners exercised this option in full in October 2005. Entities affiliated with Greylock Partners beneficially own more than 5% of our outstanding capital stock.

Review, Approval or Ratification of Transactions with Related Parties

On March 7, 2007, our board of directors adopted certain written policies and procedures with respect to related party transactions. These policies and procedures require that certain transactions, subject to specified exceptions and other than ones that involve compensation, between us and any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, be consummated only if approved by our audit committee and only if the terms of the transaction are comparable to those that could be obtained in arm’s-length dealings with an unrelated third party. Our policies and procedures with respect to related party transactions also apply to certain charitable contributions by us or our executive officers and to the hiring of any members of the immediate family of any of our directors or executive officers as our permanent full-time employees. The approval of our compensation committee is required to approve any transaction that involves compensation to our directors and executive officers. Transactions entered into prior to March 7, 2007 were not subject to these policies and procedures. Copies of these policies and procedures are posted on our website at www.datadomain.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our capital stock as of September 30, 2007, and as adjusted to reflect the sale of shares of common stock in this offering, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding capital stock;

•	each of our executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The following table lists the applicable percentage beneficial ownership based on 57,421,271 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of 1,275,000 shares of our common stock to cover over-allotments.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 2007 are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the stockholders below is c/o Data Domain, Inc., 2300 Central Expressway, Santa Clara, California 95050.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Entities affiliated with Greylock Partners(1)	13,567,481	25.4%	1,442,100	12,125,381	21.1%
2929 Campus Drive, Suite 400 San Mateo, CA 94403
Entities affiliated with New Enterprise Associates(2)	12,941,898	24.2%	1,375,605	11,566,293	20.1%
2490 Sand Hill Road Menlo Park, CA 94025
Entities and persons affiliated with Sutter Hill Ventures(3)	7,534,457	14.1%	531,537	7,002,920	12.2%
755 Page Mill Road, Suite A-200 Palo Alto, CA 94304

Directors and Executive Officers
Ronald D. Bernal(4)	302,510	*	20,251	282,259	*
Aneel Bhusri(5)	13,667,481	25.5%	1,442,100	12,225,381	21.3%
Ronald E. F. Codd(6)	230,000	*	—	230,000	*
Reed E. Hundt(7)	230,000	*	—	230,000	*
Kai Li(8)	2,032,003	3.8%	180,000	1,852,003	3.2%
Jeffrey A. Miller(9)	230,000	*	—	230,000	*
Scott D. Sandell(10)	12,991,272	24.3%	1,370,224	11,621,048	20.2%
Frank Slootman(11)	2,449,990	4.4%	323,301	2,126,689	3.6%
Michael P. Scarpelli(12)	625,000	1.2%	48,900	576,100	1.0%
Daniel R. McGee(13)	490,000	*	52,082	437,918	*
David L. Schneider(14)	690,000	1.3%	73,341	616,659	1.1%
All current directors and executive officers as a group (11 persons)(15)	33,938,256	58.9%	3,510,199	30,428,057	49.6%

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percent		Number	Percent

Selling Stockholders
Neil Ater(16)	100,000	*	100,000	—	—
Brian Biles(17)	1,118,999	2.1%	120,000	998,999	1.7%
Tench Coxe(18)	525,140	*	45,665	479,475	*
Katya Falakshahi(19)	60,000	*	6,377	53,623	*
Hugo Patterson, Ph.D.(20)	612,500	1.1%	65,000	547,500	*
David Sangster(21)	250,000	*	31,887	218,113	*
Beth L. White(22)	400,000	*	42,516	357,484	*
Ming Benjamin Zhu(23)	1,010,004	1.9%	107,354	902,650	1.6%

*	Less than 1% of the outstanding shares of common stock.
(1)	Represents 11,879,774 shares held by Greylock XI Limited Partnership, 1,356,748 shares held by Greylock XI Principals LLC and 330,959 shares held by Greylock XI-A Limited Partnership. The general partner of Greylock XI Limited Partnership and Greylock XI-A Limited Partnership is Greylock XI GP Limited Partnership. The members of Greylock XI GP Limited Partnership and Greylock XI Principals LLC are Aneel Bhusri, Charles Chi, Roger Evans, William Helman, William Kaiser, Donald A. Sullivan and David Sze. Each of these individuals exercises shared voting and investment power over the shares held of record by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and Greylock XI Principals LLC and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein. In the event that the underwriters do not exercise their over-allotment option, Greylock XI Limited Partnership will sell 1,262,712 shares in this offering, Greylock XI Principals LLC will sell 144,210 shares in this offering and Greylock XI-A Limited Partnership will sell 35,178 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Greylock XI Limited Partnership will sell an aggregate of 1,459,618 shares in this offering, Greylock XI Principals LLC will sell an aggregate of 165,841 shares in this offering and Greylock XI-A Limited Partnership will sell an aggregate of 40,455 shares in this offering.
(2)	Represents 12,891,272 shares held by New Enterprise Associates 10, L.P. and 50,626 shares held by NEA Ventures 2002, L.P. The general partner of New Enterprise Associates 10, L.P. is NEA Partners 10, L.P. and the individual general partners of NEA Partners 10, L.P. are M. James Barrett, Peter J. Barris, C. Richard Kramlich, Charles W. Newhall III, Mark W. Perry, Scott D. Sandell and Eugene A. Trainor III. Each of the individual general partners exercises shared voting and investment power through NEA Partners 10, L.P. over the shares held by New Enterprise Associates 10, L.P., and each of the individual general partners disclaims beneficial ownership of the shares held of record by New Enterprise Associates 10, L.P. except to the extent of his individual pecuniary interest therein. Pamela J. Clark is the general partner of NEA Ventures 2002, L.P. Ms. Clark disclaims beneficial ownership of the shares held by NEA Ventures 2002, L.P. except to the extent of her pecuniary interest therein. In the event that the underwriters do not exercise their over-allotment option, New Enterprise Associates 10, L.P. will sell 1,370,224 shares in this offering and NEA Ventures 2002, L.P. will sell 5,381 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, New Enterprise Associates 10, L.P. will sell an aggregate of 1,583,258 shares in this offering and NEA Ventures 2002 will sell an aggregate of 6,188 shares in this offering.
(3)	Represents (a) 5,354,644 shares held by Sutter Hill Ventures, A California Limited Partnership, or SHV, 85,010 shares of which are held for the benefit of Ronald D. Bernal, a former managing director of the general partner of SHV and a member of our board of directors, (b) 1,663,449 shares held by nine managing directors of the general partner of SHV and by family trusts, family partnerships or other entities associated with these individuals, 42,505 shares of which have been pledged to SHV as collateral for a loan, (c) 85,470 shares held by certain associates of one of the managing directors, (d) 295,327 shares held by a retired managing director, (e) 91,850 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95, (f) 25,501 shares held by other individuals affiliated with SHV and by entities associated with such individuals, and (g) 18,216 shares held by an entity associated with a former employee of SHV. Certain of the shares listed above are subject to a power of attorney in favor of the managing directors. The natural persons who share voting or investment power over the shares held of record by SHV are David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Gregory P. Sands, David E. Sweet, James N. White and William H. Younger, Jr. Each of these individuals disclaims beneficial ownership of the shares listed above except to the extent of his individual pecuniary interest therein. In the event that the underwriters do not exercise their over-allotment option, SHV will sell 465,621 shares in this offering, entities affiliated with Mr. Bernal will sell an aggregate of 20,251 shares and family trusts of Tench Coxe, one of the managing directors of the general partner of SHV, will sell an aggregate of 45,665 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, SHV will sell an aggregate of 535,464 shares in this offering, entities affiliated with Mr. Bernal will sell an aggregate of 23,289 shares in this offering and family trusts of Tench Coxe will sell an aggregate of 52,514 shares in this offering.
(4)

Represents 91,850 shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95, 25,650 shares held by Wells Fargo Bank, Trustee of SHV Profit Sharing Plan FBO Ronald D. Bernal,

85,010 shares held of record by SHV for the benefit of Mr. Bernal and 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007. 70,635 of the shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 have been pledged as collateral for a loan from SHV to Mr. Bernal. Mr. Bernal disclaims beneficial ownership of the shares held by Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 except to the extent of his individual pecuniary interest therein. In the event that the underwriters do not exercise their over-allotment option, Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 will sell 12,859 shares in this offering and SHV for the benefit of Mr. Bernal will sell 7,392 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Ronald Daniel Bernal and Pamela Mayer Bernal as Trustees of Bernal Family Trust U/D/T 11/3/95 will sell an aggregate of 14,788 shares in this offering and SHV for the benefit of Mr. Bernal will sell an aggregate of 8,501 shares in this offering.

(5)	See footnote (1) above regarding Mr. Bhusri’s relationship with Greylock Partners. The shares shown as being sold by Mr. Bhusri are being sold by entities affiliated with Greylock Partners. Mr. Bhusri disclaims beneficial ownership of the shares held and being sold in this offering by the entities affiliated with Greylock Partners referenced in footnote (1) above, except to the extent of his pecuniary interest therein. Also includes 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007.
(6)	Represents 100,000 shares held by Ronald E. F. Codd, 30,000 shares held by The Codd Revocable Trust Dated 3/06/98, Ronald E. and Susan T. Codd, Trustees and 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007.
(7)	Represents 50,000 shares held by Reed E. Hundt and 180,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007. Mr. Hundt has a pecuniary interest in shares held by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and/or Greylock XI Principals LLC, which are stockholders of ours, but has no voting or investment power of the shares held by these entities. The shares set forth in the table above do not reflect shares held by these entities.
(8)	Represents 1,832,003 shares held by Kai Li and 200,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. Of the 2,032,003 held by Dr. Li, 167,997 of these shares are subject to a lapsing right of repurchase. In the event that the underwriters exercise their over-allotment option in full, Dr. Li will sell an aggregate of 207,000 shares in this offering.
(9)	Represents 115,000 shares held by the J. Miller 2007 Grantor Retained Annuity Trust and 115,000 shares held by the K. Miller 2007 Grantor Retained Annuity Trust. Mr. Miller has a pecuniary interest in shares held by Greylock XI Limited Partnership, Greylock XI-A Limited Partnership and/or Greylock XI Principals LLC, which are stockholders of ours, but has no voting or investment power of the shares held by these entities. The shares set forth in the table above do not reflect shares held by these entities.
(10)	See footnote (2) above regarding Mr. Sandell’s relationship with New Enterprise Associates. The shares shown as being sold by Mr. Sandell are being sold by New Enterprise Associates 10, L.P. Mr. Sandell disclaims beneficial ownership of the shares held and being sold in this offering by New Enterprise Associates 10, L.P. referenced in footnote (2) above, except to the extent of his pecuniary interest therein. Mr. Sandell does not have voting or dispositive power over the shares held of record by NEA Ventures 2002, L.P., nor does he have any pecuniary interest in such shares. Also includes 100,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007.
(11)	Represents 250,000 shares of common stock held by Frank Slootman and Brenda L. Slootman, as community property, and 2,199,990 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. Does not include 600,000 shares of common stock issuable upon exercise of an option to purchase common stock granted to Mr. Slootman on March 26, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Slootman will sell in this offering all of the 250,000 shares that he holds as community property with his wife and 73,301 shares upon the exercise of currently outstanding options. In the event that the underwriters exercise their over-allotment option in full, Mr. Slootman will sell in this offering all of the 250,000 shares that he holds as community property with his wife and an aggregate of 121,796 shares upon the exercise of currently outstanding options.
(12)	Represents 133,333 shares of common stock held by Michael P. Scarpelli and Janet L. Scarpelli, as community property with the right of survivorship, and 491,667 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Scarpelli will sell 48,900 shares upon the exercise of currently outstanding options in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Scarpelli will sell an aggregate of 56,235 shares upon the exercise of currently outstanding options in this offering.
(13)	Represents 490,000 shares of common stock issuable upon exercise of an option exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. McGee will sell 52,082 shares upon the exercise of currently outstanding options in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. McGee will sell an aggregate of 59,895 shares upon the exercise of currently outstanding options in this offering.

(14)	Represents 163,456 shares of common stock held by David Schneider, 108,878 shares of common stock held by David Schneider and Barbara Schneider, as community property, 162,273 shares of common stock held by the Schneider 2001 Living Trust, David & Barbara Schneider Trustees, August 31, 2001 and 255,393 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Schneider will sell 73,341 shares upon the exercise of currently outstanding options in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Schneider will sell an aggregate of 84,342 shares upon the exercise of currently outstanding options in this offering.
(15)	Includes 4,217,050 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, our executive officers and directors will sell an aggregate of 247,624 shares upon the exercise of currently outstanding options in this offering. In the event that the underwriters exercise their over-allotment option in full, our executive officers and directors will sell an aggregate of 322,268 shares upon the exercise of currently outstanding options in this offering.
(16)	Represents 100,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007, all of which will be sold in this offering.
(17)	Includes 225,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Biles will sell 120,000 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Biles will sell an aggregate of 138,000 shares in this offering.
(18)	Represents 317,585 shares held by Wells Fargo Bank, Trustee SHV Profit Sharing Plan FBO Tench Coxe, 107,761 shares held by Rooster Partners, LP, of which Mr. Coxe is the general partner and 99,794 shares held by Tench Coxe and Simone Otus Coxe, Co-Trustees of the Coxe Revocable Trust U/A/D 4/23/98. In the event that the underwriters do not exercise their over-allotment option, Wells Fargo Bank, Trustee SHV Profit Sharing Plan FBO Tench Coxe will sell 27,616 shares in this offering, Rooster Partners, LP will sell 9,371 shares in this offering and Tench Coxe and Simone Otus Coxe, Co-Trustees of the Coxe Revocable Trust U/A/D 4/23/98 will sell 8,678 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Wells Fargo Bank, Trustee SHV Profit Sharing Plan FBO Tench Coxe will sell an aggregate of 31,759 shares in this offering, Rooster Partners, LP will sell an aggregate of 10,776 shares in this offering and Tench Coxe and Simone Otus Coxe, Co-Trustees of the Coxe Revocable Trust U/A/D 4/23/98 will sell an aggregate of 9,979 shares in this offering.
(19)	In the event that the underwriters exercise their over-allotment option in full, Ms. Falakshahi will sell an aggregate of 7,334 shares in this offering.
(20)	Includes 300,000 shares held by the Patterson Family Trust 2000 and 65,000 shares held by Hugo Patterson and LeeAnn S. Patterson as community property. Also includes 212,500 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Patterson will sell 65,000 shares of stock that he holds in his name in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Patterson will sell an aggregate of 74,750 shares of stock that he holds in his name in this offering.
(21)	Includes 115,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Sangster will sell 31,887 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Sangster will sell an aggregate of 36,670 shares in this offering.
(22)	Represents 30,000 shares held by the Beth Lynn White 2004 Trust, 3-24-04, Beth White Trustee and 370,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Ms. White will sell 42,516 shares upon the exercise of currently outstanding options in this offering. In the event that the underwriters exercise their over-allotment option in full, Ms. White will sell an aggregate of 48,894 shares upon the exercise of currently outstanding options in this offering.
(23)	Includes 125,000 shares of common stock issuable upon exercise of options exercisable within 60 days of September 30, 2007. In the event that the underwriters do not exercise their over-allotment option, Mr. Zhu will sell 107,354 shares in this offering. In the event that the underwriters exercise their over-allotment option in full, Mr. Zhu will sell an aggregate of 123,457 shares in this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of September 30, 2007, there were 53,421,271 shares of common stock outstanding held of record by approximately 252 stockholders.

There will be 57,421,271 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and assuming no exercise after September 30, 2007 of outstanding options, after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. See the section titled “Dividend Policy.” In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized to issue preferred stock in one or more series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of such shares and any qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Registration Rights

Holders of 31,425,006 shares of common stock, taking into account the sale of shares by the selling stockholders in this offering, are entitled to rights with respect to the registration of those shares under the Securities Act. Under the terms of the amended and restated investors’ rights agreement between us and the holders of these registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. The holders of these registrable securities are also entitled to specified demand registration rights under which they may require us to file a registration statement under the Securities Act at our expense with respect to our shares of common stock, and we are required to use our commercially reasonable efforts to effect this registration. Further, the holders of these registrable securities may require us to file additional registration statements on Form S-3. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration and our right not to effect a requested registration within six months following our initial public offering.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Election and Removal of Directors.    Our restated certificate of incorporation and our amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and amended and restated bylaws, our board is classified into three classes of directors and, under our amended and restated bylaws, directors are elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and amended and restated bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Under our restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

Special Stockholder Meetings.    Under our restated certificate of incorporation and amended and restated bylaws, only the chairman of the board, our chief executive officer and our board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Elimination of Stockholder Action by Written Consent.    Our restated certificate of incorporation and amended and restated bylaws do not permit stockholders to act by written consent without a meeting.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Undesignated Preferred Stock.    The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Amendment of Provisions in Certificate of Incorporation and Bylaws.    The amendment of most of the above provisions in our restated certificate of incorporation and amended and restated bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services. Its telephone number is (800) 401-1957.

Nasdaq Global Market Listing

Our common stock is listed on The Nasdaq Global Market under the symbol “DDUP.”

SHARES ELIGIBLE FOR FUTURE SALE

As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual and securities law restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could cause the prevailing market price to decline and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 57,421,271 shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of options to purchase common stock that were outstanding as of September 30, 2007. The shares of common stock being sold in this offering will be, and the 8,498,500 shares of our common stock sold in our initial public offering are, freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates.

The remaining 40,816,271 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Section 4(1) or Rules 144, 144(k) or 701 promulgated under the Securities Act. We describe these rules in greater detail below.

Subject to any applicable vesting restrictions, the following table shows approximately when the 57,421,271 shares of our common stock which will be outstanding when this offering is complete will be eligible for sale in the public market:

Date or Days After Date of this Prospectus	Shares Eligible for Sale	Comment

Upon Effectiveness	16,998,500	Shares sold in our initial public offering and this offering

December 24, 2007	8,620,564	180-day lock-up from initial public offering released, subject to extension with respect to certain shares as described below; shares saleable under Rules 144 and 701

90 Days	31,802,207	90-day lock-up from this offering released, subject to extension with respect to certain shares as described below; shares saleable under Rules 144 and 701

Resale of 29,728,822 of the restricted shares that will become available for sale in the public market starting 90 days after the date of this prospectus (or a longer period described below) will be limited by volume and other resale restrictions under Rule 144 because the holders of those shares are our affiliates.

Lock-Up Agreements

Our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters of our initial public offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through December 23, 2007, except with the prior written consent of the representatives of the underwriters in our initial public offering. In addition, all holders of our common stock and options to purchase our common stock have previously entered agreements with us not to sell or otherwise transfer any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through December 23, 2007. Furthermore, our officers and directors and the selling stockholders have agreed with the underwriters of this offering, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 90 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated. Beginning on the expiration of the 180-day restricted period relating to our initial public offering, which may be extended as described in the following paragraph, certain holders affiliated with each of Greylock Partners, New Enterprise Associates and Sutter Hill Ventures will be entitled to sell up to 7.5% of the shares held by them following the sale of a portion of those holders’ shares in this offering, or an aggregate of 2,143,552 shares of common stock.

The 180-day restricted period and the 90-day restricted period under the agreements with the underwriters described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day or 90-day restricted period, as applicable, the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day or 90-day restricted period, as applicable, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day or 90-day period, as applicable, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 574,212 shares immediately after the completion of this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of ours, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares. All Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of the contractual lock-up agreements.

Registration Rights

The holders of 31,425,006 shares of our common stock, taking into account the sale of shares by the selling stockholders in this offering, are entitled to the registration rights described in the section titled “Description of

Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the applicable lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by our affiliates.

Form S-8 Registration Statements

We have filed registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2002 Stock Plan, 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan. See the section titled “Management—Equity Benefit Plans.” Subject to the lock-up agreements described above and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, have each agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Pacific Crest Securities Inc.
Wachovia Capital Markets, LLC
Canaccord Adams Inc.
Needham & Company, LLC

Total	8,500,000

The underwriters are collectively referred to as the “underwriters.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to certain conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The per share price of any shares sold by the underwriters will be $         , less an amount not greater than the per share amount of the concession to dealers described below.

The table below shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,275,000 additional shares.

	Paid by Us		Paid by Selling Stockholders		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$	$	$
Total	$	$	$	$	$	$

The underwriters initially propose to offer part of the shares of common stock directly to the public at a price per share of $         and part to certain dealers at a price that represents a concession not in excess of $         a share under the public offering price. The offering price and other selling terms may from time-to-time be varied by the representative.

The estimated offering expenses, exclusive of underwriting discounts and commissions, are approximately $950,000.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to an aggregate of 600,000 additional shares of common stock from us and an aggregate of up to an additional 675,000 shares of common stock from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $        , the total underwriters’ discounts and commissions would be $         , the total proceeds to us would be $         and the total proceeds to the selling stockholders would be $        .

We, the selling stockholders and all of our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock.

In the case of the agreements made by the selling stockholders and our directors and officers, the restrictions described in the above paragraph do not apply to:

•	the transfer of shares of common stock or other securities acquired by a stockholder in open market transactions after the closing of this offering;

•

the entry by a stockholder into a written trading plan established in accordance with Rule 10b5-1 under the Exchange Act, provided that sales under any such plan may not occur during the 90-day restricted period;

•

the exercise by a stockholder of an option or warrant to purchase shares of common stock or any security convertible into or exercisable or exchangeable for common stock, provided that the shares of common stock obtained upon such exercise or conversion will be subject to the 90-day restricted period;

•	the transfer of shares as a bona fide gift or upon death by will or intestacy;

•

the transfer of shares to any trust for the direct or indirect benefit of the stockholder or the stockholder’s immediate family or a charitable organization, that in each case does not involve a disposition for value; or

•	the transfer of shares to limited partners, general partners, limited liability company members, stockholders or wholly-owned subsidiaries of the stockholder,

provided that, in the case of each of these transactions, each donee or transferee agrees to accept the restrictions described in the paragraph above (other than in the case of the transaction described in the first bullet point above) and, subject to certain exceptions, no filing under Section 16 of the Exchange Act is required or voluntarily made in connection with these transactions during this 90-day restricted period. In addition beginning on the expiration of the restricted period relating to our initial public offering, certain holders affiliated with each of Greylock Partners, New Enterprise Associates and Sutter Hill Ventures will be entitled to sell up to 7.5% of the shares held by them following the sale of a portion of those holders’ shares in this offering. In the case of the agreement made by us, the restrictions described in the above paragraph do not apply to:

•

shares of common stock (or options to purchase common stock) granted under stock plans described in this prospectus, so long as the recipients of such securities that are required to make filings under Section 16 of the Exchange Act agree to be subject to the restrictions described in the above paragraph;

•	shares of common stock (or options to purchase common stock) issued pursuant to outstanding options or other outstanding rights under stock plans described in this prospectus;

•	the issuance of securities to be registered pursuant to any registration statement on Form S-8 pursuant to any stock plan described in this prospectus;

•	shares of common stock issued upon the exercise, conversion or exchange of exercisable, convertible or exchangeable securities outstanding as of the date of the underwriting agreement;

•	shares of common stock issued pursuant to a stock split or stock dividend; or

•

up to an aggregate of 10% of our outstanding shares of common stock (calculated as of the closing date of this offering) issued (A) in connection with any joint venture or strategic alliance involving us and other entities or (B) in connection with the acquisition by us of any business, in each case so long as the recipients of such securities agree to be subject to the restrictions described in the above paragraph.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period, we release earnings results or announce material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event.

In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

The underwriters, on the one hand, and we and the selling stockholders, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time in the ordinary course of business, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

VALIDITY OF COMMON STOCK

The validity of the common stock being offered hereby will be passed upon for the company by Fenwick & West LLP, Mountain View, California and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus contains all information about us and our common stock that may be material to an investor in this offering. The registration statement includes exhibits to which you should refer for additional information about us. We are also subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement and reports and other information we filed with the SEC without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Room maintained by the SEC located at 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Data Domain, Inc.

We have audited the accompanying consolidated balance sheets of Data Domain, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Data Domain, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, in 2006 Data Domain, Inc. changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”.

/s/ ERNST & YOUNG LLP

San Jose, California

October 29, 2007

DATA DOMAIN, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		September 30, 2007
	2005	2006

			(unaudited)
Current assets:
Cash and cash equivalents	$12,505	$11,857	$86,831
Short-term investments	—	—	42,448
Accounts receivable (net of allowances of $1, $10 and $0 respectively)	4,339	15,454	23,303
Inventories	549	1,193	4,047
Prepaid expenses and other current assets	174	311	2,019

Total current assets	17,567	28,815	158,648
Intangible asset	—	400	300
Property, plant and equipment, net	1,329	1,698	6,807

Total assets	$18,896	$30,913	$165,755

Current liabilities:
Accounts payable	$955	$3,590	$4,806
Accrued compensation and related benefits	1,379	3,688	7,322
Other accrued liabilities	310	1,781	8,557
Income taxes payable	35	246	428
Deferred revenue, current	5,196	6,654	12,499

Total current liabilities	7,875	15,959	33,612
Deferred revenue, non-current	574	2,641	6,933
Long-term exercised unvested stock options	175	1,046	979
Other liability (See Note 14)	—	3,319	—

Commitments and contingencies:

Mandatorily redeemable convertible preferred stock:
Series A, $0.0001 par value, 12,794 shares authorized; 12,794 shares issued and outstanding as of December 31, 2005 and 2006 and no shares outstanding at September 30, 2007	9,314	9,318	—
Series B, $0.0001 par value, 14,530 shares authorized; 14,530 shares issued and outstanding as of December 31, 2005 and 2006 and no shares outstanding at September 30, 2007	16,965	16,973	—
Series C, $0.0001 par value, 7,600 shares authorized; 7,397 and 7,457 shares issued and outstanding as of December 31, 2005 and 2006, respectively, and no shares outstanding at September 30, 2007	15,030	15,223	—

Total mandatorily redeemable convertible preferred stock	41,309	41,514	—

Stockholders' equity (deficit):
Common stock and additional paid in capital; $0.0001 par value—60,000 shares authorized as of December 31, 2005 and 2006 and 300,000 shares authorized as of September 30, 2007 (unaudited); 7,463, 9,385 and 53,421 shares issued and outstanding as of December 31, 2005, 2006 and September 30, 2007 (unaudited), respectively	1,542	3,049	164,464
Accumulated other comprehensive income (loss)	13	3	(46)
Stockholder note receivable	(15)	(15)	—
Accumulated deficit	(32,577)	(36,603)	(40,187)

Total stockholders' equity (deficit)	(31,037)	(33,566)	124,231

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' equity (deficit)	$18,896	$30,913	$165,755

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue:
Product	$—	$3,846	$36,884	$21,149	$69,470
Support and services	—	85	2,898	1,400	8,975
Ratable product and related support and services	779	4,190	6,652	6,006	297

Total revenue	779	8,121	46,434	28,555	78,742

Cost of revenue:
Cost of product	922	3,216	11,059	6,976	20,467
Cost of support and services	254	895	1,873	1,246	3,033
Cost of ratable product and related support and services	248	1,059	1,591	1,429	100

Total cost of revenue	1,424	5,170	14,523	9,651	23,600

Gross profit (loss)	(645)	2,951	31,911	18,904	55,142

Operating expenses:
Sales and marketing	4,177	9,495	20,252	12,386	36,933
Research and development	4,454	6,450	10,447	7,162	16,273
General and administrative	739	1,039	2,831	1,505	6,904
Settlement expense	—	—	2,919	—	—

Total operating expenses	9,370	16,984	36,449	21,053	60,110

Operating loss	(10,015)	(14,033)	(4,538)	(2,149)	(4,968)

Other income (expense), net:
Interest income	189	315	523	391	1,950
Other income (expense), net	—	(32)	200	196	(41)

Total other income (expense), net	189	283	723	587	1,909

Loss before provision for income taxes	(9,826)	(13,750)	(3,815)	(1,562)	(3,059)
Provision for income taxes	2	33	211	72	525

Net loss	$(9,828)	$(13,783)	$(4,026)	$(1,634)	$(3,584)

Net loss per share, basic and diluted	$(2.10)	$(2.38)	$(0.56)	$(0.24)	$(0.15)

Shares used in computing basic and diluted net loss per share	4,672	5,801	7,128	6,899	23,721

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years ended December 31, 2004, 2005 and 2006 and the Nine Months ended September 30, 2007 (unaudited)

(in thousands)

	MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK						Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Shareholder Note Receivable	Accumulated Deficit	Total
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2003	12,794	$9,310	14,297	$16,699	—	$—	5,117	$1,322	$—	$—	$(8,966)	$(7,644)
Issuance Series B preferred stock for cash	—	—	233	251	—	—	—	—	—	—	—	—
Issuance of common stock for services rendered	—	—	—	—	—	—	53	8	—	—	—	8
Issuance of common stock for shareholder note receivable	—	—	—	—	—	—	300	15	—	(15)	—	—
Stock options exercised	—	—	—	—	—	—	486	74	—	—	—	74
Stock options repurchased	—	—	—	—	—	—	(81)	(12)	—	—	—	(12)
Reclassification of options exercised but not yet vested	—	—	—	—	—	—	—	(136)	—	—	—	(136)
Accretion of preferred stock	—	3	—	10	—	—	—	(13)	—	—	—	(13)
Stock-based compensation	—	—	—	—	—	—	—	35	—	—	—	35
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(9,828)	(9,828)

Balances, December 31, 2004	12,794	9,313	14,530	16,960	—	—	5,875	1,293	—	(15)	(18,794)	(17,516)

Issuance of Series C preferred stock for cash	—	—	—	—	7,397	15,025	—	—	—	—	—	—
Issuance of common stock for services rendered	—	—	—	—	—	—	5	1	—	—	—	1
Stock options exercised	—	—	—	—	—	—	1,651	212	—	—	—	212
Stock options repurchased	—	—	—	—	—	—	(68)	(9)	—	—	—	(9)
Accretion of preferred stock	—	1	—	5	—	5	—	(12)	—	—	—	(12)
Reclassification of options exercised but not yet vested	—	—	—	—	—	—	—	(39)	—	—	—	(39)
Stock-based compensation	—	—	—	—	—	—	—	96	—	—	—	96
Comprehensive loss:
Currency translation adjustment	—	—	—	—	—	—	—	—	13	—	—	13
Net loss	—	—	—	—	—	—	—	—	—	—	(13,783)	(13,783)

Comprehensive loss												(13,770)

Balances, December 31, 2005	12,794	9,314	14,530	16,965	7,397	15,030	7,463	1,542	13	(15)	(32,577)	(31,037)

Issuance of Series C preferred stock for cash	—	—	—	—	60	180	—	—	—	—	—	—
Issuance of common stock for services rendered	—	—	—	—	—	—	72	7	—	—	—	7
Stock options exercised	—	—	—	—	—	—	1,882	1,109	—	—	—	1,109
Stock options repurchased	—	—	—	—	—	—	(32)	(4)	—	—	—	(4)
Accretion of preferred stock	—	4	—	8	—	13	—	(25)	—	—	—	(25)
Reclassification of options exercised but not yet vested	—	—	—	—	—	—	—	(871)	—	—	—	(871)
Stock-based compensation	—	—	—	—	—	—	—	1,291	—	—	—	1,291
Comprehensive loss:
Currency translation adjustment	—	—	—	—	—	—	—	—	(10)	—	—	(10)
Net loss	—	—	—	—	—	—	—	—	—	—	(4,026)	(4,026)

Comprehensive loss												(4,036)

Balances, December 31, 2006	12,794	$9,318	14,530	$16,973	7,457	$15,223	9,385	$3,049	$3	$(15)	$(36,603)	$(33,566)

DATA DOMAIN, INC.

CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ EQUITY (DEFICIT)—(Continued)

For the Years ended December 31, 2004, 2005 and 2006 and the Nine Months ended September 30, 2007 (unaudited)

(in thousands)

	MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK						Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Shareholder Note Receivable	Accumulated Deficit	Total
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2006 (brought forward)	12,794	$9,318	14,530	$16,973	7,457	$15,223	9,385	$3,049	$3	$(15)	$(36,603)	$(33,566)

Stock options exercised (unaudited)	—	—	—	—	—	—	430	436	—	—	—	436
Stock options repurchased (unaudited)	—	—	—	—	—	—	(88)	(64)	—	—	—	(64)
Restricted stock award to purchase common stock (unaudited)	—	—	—	—	—	—	384	—	—	—	—	—
Repayment of shareholder note receivable (unaudited)	—	—	—	—	—	—	—	—	—	15	—	15
Stock award to purchase common stock (unaudited)	—	—	—	—	—	—	30	267	—	—	—	267
Preferred stock converted to common stock (unaudited)	(12,794)	(9,319)	(14,530)	(16,975)	(7,457)	(15,226)	34,781	41,520	—	—	—	41,520
Issuance of common stock for Quantum settlement (unaudited)	—	—	—	—	—	—	390	3,319	—	—	—	3,319
Common stock issued from Initial Public Offering (unaudited)	—	—	—	—	—	—	8,109	109,161	—	—	—	109,161
Accretion of preferred stock (unaudited)	—	1	—	2	—	3	—	(6)	—	—	—	(6)
Reclassification of options exercised but not yet vested (unaudited)	—	—	—	—	—	—	—	76	—	—	—	76
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	6,706	—	—	—	6,706
Comprehensive loss: (unaudited)
Currency translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(12)	—	—	(12)
Unrealized loss on short-term investments (unaudited)	—	—	—	—	—	—	—	—	(37)	—	—	(37)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	(3,584)	(3,584)

Comprehensive loss (unaudited)												(3,633)

Balances, September 30, 2007 (unaudited)	—	$—	—	$—	—	$—	53,421	$164,464	$(46)	$—	$(40,187)	$124,231

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
Operating Activities:
Net loss	$(9,828)	$(13,783)	$(4,026)	$(1,634)	$(3,584)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	191	606	982	734	1,188
Stock-based compensation	35	96	1,291	742	6,706
Provision (release) for accounts receivable allowances	3	(2)	9	10	(10)
Provision for inventories	109	—	—	—	264
Amortization of evaluation inventory	416	588	1,365	951	1,870
Settlement expense	—	—	2,919	—	—
Common stock issued for services	8	1	7	6	—
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(1,021)	(3,243)	(11,124)	(5,999)	(7,839)
(Increase) in inventories	(518)	(1,110)	(2,009)	(1,144)	(4,988)
(Increase) in prepaid expenses and other current assets	(50)	(33)	(137)	(258)	(1,708)
Increase in accounts payable	517	407	2,635	1,536	1,216
Increase in accrued compensation and related benefits	242	968	2,309	963	3,634
Increase in other accrued liabilities	104	75	1,471	546	6,785
Increase in income taxes payable	2	33	211	-	182
Increase in deferred revenue	1,235	4,465	3,525	1,725	10,137

Net cash provided by (used in) operating activities	(8,555)	(10,932)	(572)	(1,822)	13,853

Investing activities:
Purchases of property, plant and equipment	(754)	(1,162)	(1,351)	(838)	(6,197)
Purchases of available for sale securities	—	—	—	—	(49,248)
Proceeds from available for sale securities	—	—	—	—	6,800

Net cash used in investing activities:	(754)	(1,162)	(1,351)	(838)	(48,645)

Financing activities:
Proceeds from initial public offering, net of offering costs	—	—	—	—	109,161
Repayment of shareholder note receivable	—	—	—	—	15
Proceeds from issuance of mandatorily redeemable convertible preferred stock, net of issuance costs	251	15,025	180	—	—
Proceeds from issuance of common stock, net of repurchases	61	203	1,105	319	639

Net cash provided by financing activities	312	15,228	1,285	319	109,815

Effect of exchange rate changes on cash and cash equivalents	—	13	(10)	(89)	(49)

Net increase (decrease) in cash and cash equivalents	(8,997)	3,147	(648)	(2,430)	74,974

Cash and cash equivalents at beginning of period	18,355	9,358	12,505	12,505	11,857

Cash and cash equivalents at end of period	$9,358	$12,505	$11,857	$10,075	$86,831

Supplemental schedule of cash flow data:
Cash paid for income taxes	$19	$7	$10	$12	$374

Non-cash operating activity:
Issuance of common stock for Quantum settlement	$—	$—	$—	$—	$3,319

Acquisition of cross-license	$—	$—	$400	$—	$—

Non-cash financing activities:
Conversion of mandatorily redeemable convertible preferred stock to common stock and additional paid-in capital	$—	$—	$—	$—	$41,514

See Notes to Consolidated Financial Statements

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Data Domain, Inc. was incorporated in the State of Delaware in October 2001. Our appliances provide deduplication storage for disk-based backup and network–based disaster recovery. We began selling our products and services in February 2004. Our product sales generally include a software license, hardware, post-contract customer support and, in some cases, installation services.

We commenced our initial public offering, or IPO, of common stock on June 27, 2007, and the offering was completed on July 2, 2007. We sold and issued 8,108,500 shares of our common stock in our IPO, including 1,108,500 shares sold by us pursuant to the underwriters’ full exercise of their option to purchase additional shares, at an issue price of $15.00 per share. We raised approximately $109.2 million in net proceeds after deducting underwriting discounts and commissions of $8.5 million and other offering costs of $3.9 million, which were received on July 2, 2007. Upon the closing of the IPO, all shares of our mandatorily redeemable convertible preferred stock outstanding automatically converted into 34,780,625 shares of common stock.

Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, and include our accounts and the accounts of our wholly-owned subsidiaries. Inter-company accounts and transactions have been eliminated.

Unaudited Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the consolidated statement of mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit) for the nine months ended September 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of our statement of financial position as of September 30, 2007 and our results of operations and our cash flows for the nine months ended September 30, 2006 and 2007. The results for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Use of Estimates

Our consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Significant estimates and assumptions made by management include the determination of the fair value of stock awards issued, the allowance for doubtful accounts, warranty reserve and inventory valuation. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

We derive our revenue from sales of our products and support services through third-party value added resellers and distributors, or channel partners, and directly to customers. Product revenue primarily consists of revenue from sales of our appliances and expansion shelves. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue.

Our software is integrated with industry standard appliance hardware and is essential to the functionality of the integrated system product. We provide unspecified software updates and enhancements related to our products through support and services contracts. Accordingly, we recognize revenue in accordance with the guidance provided under AICPA Statement of Position, or SOP, No. 97-2, Software Revenue Recognition , or SOP 97-2, and SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions , or SOP 98-9. Product revenue is recognized when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred, which is when the product title has transferred to the customer; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is probable. Our fees are considered fixed or determinable upon the establishment of an arrangement that contains the final terms of sale including the description, quantity and price of each product purchased. Our customer arrangements do not include rights of return or acceptance provisions. We assess the ability to collect from our customers based on a number of factors, including creditworthiness and past transaction history of the customer. If the customer is deemed not creditworthy, all revenue from the arrangement is deferred until payment is received and all other revenue recognition criteria have been met.

Substantially all of our products have been sold in combination with support and services, which primarily consist of hardware and software support. Hardware support includes repair or replacement in the event of breakage or failure, and telephone and internet access to technical information and support personnel during the term of the support period. Software support provides customers with rights to unspecified software updates and to maintenance releases and patches released during the term of the support period. Installation services, when provided, are also included in support and services revenue.

We have established vendor specific objective evidence, or VSOE, of fair value of our support and services as measured by the renewal prices offered to and paid by our customers. Accordingly, we use the residual method, as allowed by SOP 98-9, to determine the amount of product revenue to be recognized. Under the residual method, the fair value of the undelivered support and services, which is a specified dollar amount, is deferred and the remaining portion of the arrangement is recognized as product revenue. This product revenue is generally recognized upon shipment, except for certain customers whose terms are FOB destination point wherein the revenue is recognized upon delivery, based on freight terms of FOB shipping point or FCA (Incoterms 2000) shipping point, assuming all other criteria for revenue recognition discussed above have been met and, in the case of all indirect channel sales, persuasive evidence of the identity of the customer has been obtained. In all cases of direct or indirect channel sales, we recognize revenue once a customer is identified and shipment has occurred, assuming all other criteria for revenue recognition discussed above have been met. The fair value of the support and services is recognized as support and services revenue on a straight-line basis over the term of the related support period, which is typically one to three years.

Prior to the first quarter of 2005, we had not established VSOE of fair value of support and services contracts provided to our direct and indirect channels. As a result, prior to the first quarter of 2005, we recognized all revenue for multiple element arrangements ratably over the term of the support and services contract and deferred and recognized the direct cost of product over the corresponding period, typically one to three years. Beginning in the first quarter of 2005, we determined that we had established VSOE of fair value of

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

support for products sold in certain types of transactions and continued to establish VSOE of fair value throughout 2005 for the remaining types of transactions. Beginning in the first quarter of 2006, we had established VSOE of fair value for support and services for all types of transactions.

Initial product sales through our direct sales channel sometimes include installation services. Installation revenue is deferred and recognized upon the earlier of customer notice that the installation is complete or sixty days after shipment. We have established VSOE of fair value for our installation services based on the price separately charged to our customers. Revenue from installation, which is included in support and services revenue was $0, $46,000 and $432,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $249,000 and $1.0 million for the nine months ended September 30, 2006 and 2007, respectively.

Deferred Cost of Product Revenue

When our products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2, we defer the related inventory costs for the delivered items and net the amount against the applicable deferred revenue in the balance sheet presentation in accordance with Accounting Research Bulletin 43, Restatement and Revision of Accounting Research Bulletins.

Research and Development

All costs to develop our products are expensed as incurred. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when a product is available for sale to customers. Generally, our products are released for sale soon after technological feasibility has been established. As a result, costs subsequent to achieving technological feasibility have not been significant and all software development costs have been expensed as incurred.

Accounting for Stock-Based Compensation

Stock-based compensation expense included in our Consolidated Statement of Operations for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 is as follows:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Stock-based compensation expense included in above:
Cost of product	$1	$2	$21	$13	$116
Cost of support and services	—	2	15	8	204
Sales and marketing	8	28	485	267	2,993
Research and development	15	47	558	333	1,918
General and administrative	11	17	212	121	1,475

Total stock-based compensation expense	$35	$96	$1,291	$742	$6,706

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to January 1, 2006, we accounted for stock options granted using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123.

Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized in 2006 includes the expense for stock options granted subsequent to January 1, 2006, based on the fair value at the grant date estimated in accordance with SFAS 123(R), and the expense as determined under SFAS 123 for options granted prior to, but not vested as of, January 1, 2006. We recognize this expense on a straight-line basis over the optionees’ requisite service period, which is generally the same as the vesting schedule of the options. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and the expected volatility of the stock over the expected term of the related grants. For stock option awards granted prior to January 1, 2006, we determined the fair value of the award using the minimum value method under SFAS 123.

Given the absence of an active market for our common stock prior to our IPO, our board of directors determined the fair value of our common stock in connection with our grant of stock options and stock awards. Our board of directors made such determinations based on valuation criteria and analyses, the business, financial and venture capital experience of the individual directors and input from management.

In connection with the preparation of our financial statements in anticipation of a potential initial public offering, we engaged Duff & Phelps, LLC, a nationally recognized independent third-party appraiser, to assist management in reassessing management’s estimate of the fair value of our common stock for financial reporting purposes through the provision of valuation reports which retrospectively valued our common stock at five different dates in the year ended December 31, 2006. In addition, Duff & Phelps, LLC provided our management and board of directors with contemporaneous valuations of our common stock at three different dates in the three months ended March 31, 2007 and for three different dates in the three months ended June 30, 2007. We currently grant stock options with exercise prices equal to the closing price of our common stock on the date of grant in accordance with an equity award policy adopted by our board of directors.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding our stock option grants to our employees, non-employee members of our board of directors and advisory boards, and non-employees for 2005 and 2006 and the first nine months of 2007 is summarized as follows:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price Per Share	Fair Value of Common Stock Per Share	Intrinsic Value
Jan 2005–Mar 2005	745,235	$0.15	$0.15	$0.00
Apr 2005–Jun 2005	147,000	$0.15	$0.15	$0.00
Jul-05	182,500	$0.30	$0.30	$0.00
Aug 2005–Sep 2005	1,825,527	$0.40	$0.40	$0.00
Oct-05	435,000	$0.40	$0.40	$0.00
Jan-06	559,000	$0.70	$1.48	$0.78
Feb-06	75,000	$0.70	$1.48	$0.78
Mar-06	1,349,500	$0.70	$1.90	$1.20
Apr-06	112,000	$0.70	$1.90	$1.20
May-06	42,500	$0.70	$1.90	$1.20
Jun-06	205,000	$0.70	$1.50	$0.80
Jul-06	191,000	$0.75	$1.50	$0.75
Aug-06	276,000	$0.75	$1.50	$0.75
Sep-06	1,171,000	$0.75	$1.86	$1.11
Oct-06	543,000	$1.00	$1.86	$0.86
Nov-06	254,500	$1.00	$1.86	$0.86
Dec-06	405,500	$1.00	$5.85	$4.85
Feb-07	1,983,250	$7.26	$7.26	$0.00
Mar-07	378,200	$8.52	$8.52	$0.00
Mar-07	1,194,200	$8.90	$8.90	$0.00
May-07	685,900	$10.55	$10.55	$0.00
Jun-07	442,200	$12.50	$12.50	$0.00
Jun-07	541,798	$15.00	$15.00	$0.00
Jul-07	48,600	$26.68	$26.68	$0.00
Aug-07	329,100	$26.18	$26.18	$0.00
Sep-07	104,100	$28.52	$28.52	$0.00

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For stock options granted during 2004 and 2005, we determined the fair value at the grant date using the minimum value method as allowed under SFAS 123. For options granted in 2006 and the nine months ended September 30, 2007, we determined the fair value at the date of grant using the Black-Scholes option valuation model. The following table summarizes the weighted average assumptions used in determining the fair value of stock options granted under each of these methods:

	Year ended December 31,			Nine months ended September 30, 2007
	2004	2005	2006
Risk-free interest rate	2.97%–4.14%	3.82%–4.35%	4.36%–5.09%	4.0%–4.97%
Dividend yield	—	—	—	—
Volatility	—	—	70%	70%
Expected life (years)	6.08	6.08	4.00	4.25

On June 27, 2007, we implemented our 2007 Employee Stock Purchase Plan, or ESPP, which is compensatory and results in compensation costs accounted for under SFAS 123(R). The fair value of shares purchased under the ESPP was determined using the following assumptions:

Risk-free interest rate	4.95%
Dividend yield	—
Volatility	70%
Expected life in months	7

The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining expected life. We have not paid dividends in the past and do not plan to pay any dividends in the foreseeable future. We determined that it was not practicable to calculate the volatility of our share price because our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we estimated our expected volatility for 2006 and for the nine months ended September 30, 2007 based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable after consideration of their size, maturity, profitability, growth, risk and return on investment. We used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term that we estimated. The expected life of options granted prior to 2006 is based on the midpoint between vesting and expiration. The expected life for options granted beginning in 2006 is based on an analysis of our historical exercise and cancellation data.

During the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, we granted 53,000, 5,000 and 72,270 and 30,000 shares of stock awards, respectively. These awards granted the recipient fully vested shares of our common stock based on the deemed market value of our common stock on the date of grant. The weighted average grant date fair value was $0.15, $0.33, $0.79 and $8.90 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively. Stock-based compensation expense associated with these grants was $1,000, $0, $28,000 and $151,000 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively.

We account for stock compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, the fair value of the stock options is estimated using a Black-Scholes valuation model. This model utilizes the estimated fair value of common stock and requires that, at the date of grant, we use the contractual term of the option, the expected volatility of the price of our common stock,

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

risk free interest rates and expected dividend yield of our common stock. Non-employee stock options have a contractual term of four to ten years, expected volatility of 65-70% and no dividend yield. Stock-based compensation expense associated with grants to non-employees was $6,000, $21,000 and $214,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $163,000 and $544,000 for the nine months ended September 30, 2006 and 2007, respectively.

On June 20, 2007, we granted 383,998 restricted stock awards, granted at fair value, 10,000 of which vested immediately on June 27, 2007 and the remainder vest over a four year period commencing on June 27, 2007. As of September 30, 2007, 373,998 shares remain unvested.

Based on the above assumptions, total stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006, was $35,000, $96,000 and $1.3 million, respectively, and for the nine months ended September 30, 2006 and 2007, was $742,000 and $6.7 million, respectively, before income taxes.

During the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, the total intrinsic value of stock options exercised was approximately $35,000, $106,000, $5.7 million and $1.7 million, respectively. During the year ended December 31, 2006 and the nine months ended September 30, 2007, the total cash received from the exercise of options was approximately $1.1 million and $436,000, respectively.

As a result of adopting SFAS 123(R), our loss before income taxes and net loss, increased by the expense for stock option awards, for the year ended December 31, 2006, were both $70,000 higher than if we had continued to account for stock-based compensation using the minimum value method under SFAS 123. Basic and diluted net loss per share for the year ended December 31, 2006 would have been unchanged if we had not adopted SFAS 123(R).

At December 31, 2006 and September 30, 2007, the total compensation expense related to stock-based awards granted but not yet recognized was approximately $7.0 million and $36.4 million, respectively, net of estimated forfeitures of $370,000 and $1.9 million, respectively. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.1 and 3.1 years, respectively.

In November 2005, the FASB issued FASB Staff Position No. 123(R)-3, Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards , or FASB 123R-3. We have elected to adopt the alternative transition method of calculating the tax effects of share-based compensation pursuant to FASB 123R-3. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool related to the effects of stock-based compensation.

Duff & Phelps, LLC provided its report with respect to the valuation of the common stock to management. Management is responsible for the financial statements included in this prospectus.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Short Term Investments

We carry our portfolio as available for sale. Unrealized gains or losses are recorded in other comprehensive income and amounted to $37,000 of unrealized loss at September 30, 2007.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of Credit Risk

Financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Investment policies have been implemented that limit investments to investment grade securities. We conduct business outside of North America in Europe, Japan and Asia, and are considering other regions. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and by the diversification of our customer base. Historically, we have not hedged any of our foreign currency risk associated with accounts receivable. No individual customer has represented more than 10% of our total revenue in the years ended December 31, 2004, 2005 or 2006 or the nine months ended September 30, 2006 or 2007.

Foreign Currency Translation

The majority of our sales arrangements are denominated in United States dollars and Euros. In addition, we incur operating expenses in local foreign currencies in those countries where we have sales and marketing and administrative personnel. The functional currency of our foreign operations is the local country’s currency. Consequently, expenses of operations outside the United States are translated into United States dollars using average exchange rates for the period reported while assets and liabilities of operations outside the United States are translated into United States dollars using end-of-period exchange rates. The effects of foreign currency translation of the financial statements of our foreign operations are included in stockholders’ equity (deficit) as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. The effects of foreign currency remeasurements for non-U.S. currency denominated assets and liabilities related to our domestic operations are recognized in our consolidated statement of operations, and amounted to a gain or (loss) of $0, $(34,000) and $200,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $196,000 and $(41,000) for the nine months ended September 30, 2006 and 2007, respectively.

Allowance for Doubtful Accounts

We perform credit evaluations of our customers’ financial condition and generally do not require collateral from our customers. These evaluations require significant judgment and are based on a variety of factors including, but not limited to, current economic trends, historical payments, bad debt write-off experience, and financial review of the customer.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. When we become aware that a specific customer is unable or unwilling to meet its financial obligations, we record a specific allowance to reflect the level of credit risk in the customer’s outstanding receivable balance. In addition, we record additional allowances based on certain percentages of aged receivable balances. We classify bad debt expenses as general and administrative expenses. Through December 31, 2006, we did not have write-offs of any customer receivables and our allowance had been based only on certain percentages of aged receivables. In the nine months ended September 30, 2007, we had one write-off of approximately $7,000 pertaining to one customer receivable.

Inventory Valuation

Inventories consist of hardware and related component parts and are stated at the lower of cost (on a first-in, first-out basis) or market value. Finished goods constitute a large portion of our inventory and include customer evaluation units which are carried at cost less accumulated amortization. We amortize the cost of these evaluation units on a straight-line basis over twelve months upon the initial transfer of a unit into the evaluation pool. The cost of the amortization of evaluation units is included in costs of product revenue. If an evaluation

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

unit is purchased, we record a sale pursuant to our revenue recognition policy. We assess the valuation of our inventory on a quarterly basis and write down the value for estimated excess and obsolete inventory based upon estimates of future demand, including warranty requirements. Inherent in our estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for our products and technological obsolescence of our products.

Inventory write-downs are a cost of product and have not been material in any period. Spares are expensed to cost of product as purchased. We do not allocate indirect overhead costs to finished goods inventory as these amounts are not material.

We outsource the assembly of our products to a third-party manufacturing facility under an annual contract which renews automatically but may be terminated by either party with 90 days’ written notice. We also purchase some finished products from a single source supplier under a three-year agreement. At December 31, 2006 and September 30, 2007, we had $2.3 million and $4.7 million, respectively, of non-cancellable purchase commitments with a third-party supplier. In addition, at December 31, 2006 and September 30, 2007, respectively, we had an additional $2.2 million and $5.4 million, respectively, of other non-cancellable purchase commitments with other third-party vendors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. We assess these assets for impairment based on estimated undiscounted future cash flows from these assets. If the carrying value of the assets exceeds the estimated future undiscounted cash flows, a loss is recorded for the excess of the asset’s carrying value over the fair value. To date, we have not recognized any impairment loss for long-lived assets.

Warranty Reserve

Upon shipment of products to our customers, we provide for the estimated cost to repair or replace products that may be returned under warranty. Our warranty period is typically 12 months from the date of shipment to the customer for hardware and 90 days for software. For existing products, the warranty reserve is based on actual historical experience. For new products, the warranty reserve is based on historical experience of similar products until such time as sufficient historical data has been collected for the new product.

During the three months ended March 31, 2007, we recorded an estimated charge of $1.2 million associated with a field replacement program that was initiated in April 2007 to replace a circuit board used in some of our appliances. During the three months ended September 30, 2007, we recorded an additional estimated charge of $450,000 to expand this replacement program for additional circuit boards used in some of our appliances. To date, these circuit boards have experienced failures in less than 1% of the appliances that we believe are potentially affected. Through the replacement program, we are offering to exchange the circuit boards in all of the appliances that we believe are potentially affected with circuit boards manufactured by a particular fabricator. We believe our estimates and judgments for the replacement program continue to be reasonable based upon information available at this time. Our estimated charge associated with the replacement program is based on the

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

number of circuit boards we expect to replace under the program, the anticipated cost of replacement and refurbishment and other associated costs. As of September 30, 2007, we had incurred approximately $936,000 of costs associated with these field replacement programs and $699,000 remains in accrued liabilities to cover future costs for the units potentially affected. To the extent there are differences between our estimates and actual results, our consolidated financial statements will be affected. The following table is a summary of our warranty activity:

	Year ended December 31,		Nine Months Ended September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Warranty reserve—beginning	$—	$3	$21
Warranty expense	21	104	1,826
Warranty usage	18	86	1,015

Warranty reserve—ending	$3	$21	$832

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $2,000, $2,000 and $71,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $42,000 and $176,000 for the nine months ended September 30, 2006 and 2007, respectively.

Accounting for Income Taxes

We account for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and income taxes payable approximate their fair values due to the short-term maturity of these instruments.

Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consists of other comprehensive income (loss), unrealized loss on our short-term investment portfolio and net loss. Other comprehensive income (loss) includes foreign currency translation adjustments. Accumulated other comprehensive income (loss) has been reflected in the consolidated statement of stockholders’ equity (deficit).

Accumulated other comprehensive income (loss) was $13,000, $3,000 and $(46,000) at December 31, 2005, December 31, 2006 and September 30, 2007, respectively, resulting from cumulative foreign currency translation, and for September 30, 2007, includes unrealized loss on our short-term investment portfolio.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In September 2006, the SEC staff issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements or (ii) recording the cumulative effect as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. We are required to adopt SAB No. 108 by the end of 2007 and do not expect adoption to have a significant impact on our consolidated results of statement of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. We are required to adopt SFAS No. 157 effective at the beginning of 2008. We are evaluating the impact this statement will have on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 or SFAS 159. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS 159 become effective as of the beginning of our 2008 fiscal year. We are evaluating the standard and have not yet determined the impact that SFAS 159 will have on our financial statements.

2.    NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss by the weighted average number of vested common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common shares, including options, common stock subject to repurchase and convertible preferred stock.

The following table sets forth the computation of loss per share:

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except per share amounts)
Net loss	$(9,828)	$(13,783)	$(4,026)	$(1,634)	$(3,584)

Shares used in computing basic and diluted net loss per share	4,672	5,801	7,128	6,899	23,721

Basic and diluted net loss per share	$(2.10)	$(2.38)	$(0.56)	$(0.24)	$(0.15)

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following weighted average outstanding options, common stock subject to repurchase and convertible preferred stock were excluded from the computation of diluted net loss per share for the periods presented because including them would have had an antidilutive effect:

	Year ended December 31,			Nine Months Ended September 30, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Options to purchase common stock and common stock subject to repurchase	5,818	7,479	10,367	14,579
Convertible preferred stock (as converted basis)	27,324	34,721	34,727	—

3.    CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

We consider all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value. We have restricted cash from a letter of credit on our new corporate headquarters lease for $209,000 that is part of our cash balance at September 30, 2007.

Cash and cash equivalents consist primarily of highly liquid investments in time deposits held at major banks, commercial paper, United States government agency securities and other money market securities with original maturities of 90 days or less. The carrying value of cash and cash equivalents at December 31, 2005, December 31, 2006 and September 30, 2007 was approximately $12.5 million, $11.9 million and $86.8 million, respectively, and the weighted average interest rates were 3.1%, 4.5% and 4.8%, respectively.

We classify our portfolio of short-term investments as available for sale. Short-term investments consist of auction rate securities, corporate bonds and commercial paper with original maturities of 90 to 365 days. Unrealized gains or losses are recorded in other comprehensive income (loss) and amounted to a $37,000 unrealized loss at September 30, 2007.

	Carrying Value at September 30, 2007	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value at September 30, 2007
	(unaudited)
	(in thousands)
Cash and cash equivalents:
Cash	$17,908	$—	$—	$17,908
Commercial paper	22,096	—	(9)	22,087
Money market funds	46,836	—	—	46,836

Total cash and cash equivalents	86,840	—	(9)	86,831

Short-term investments:
Auction-rate securities	27,151	—	—	27,151
Corporate bonds	8,676	—	(5)	8,671
Commercial paper	6,649	—	(23)	6,626

Total short-term investments	42,476		(28)	42,448

Total cash and cash equivalents and short-term investments	$129,316	$—	$(37)	$129,279

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and cash equivalents at December 31, 2006 consisted of $10.9 million of money market funds, $165,000 of United States government agency securities and $809,000 of cash. Unrealized gains or losses at December 31, 2006 were nominal.

4.    INVENTORIES

Inventories consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Raw materials and accessories	$81	$10	$440
Evaluation units	269	796	1,474
Finished goods	199	387	2,133

Total	$549	$1,193	$4,047

We recorded a provision for excess and obsolete inventory in the nine months ended September 30, 2007 of approximately $264,000 related to our discontinuance of our 4xx series of products. We had no writedowns in the years ended December 31, 2005 and 2006.

Amortization related to evaluation units was $416,000, $588,000 and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $951,000 and $1.9 million for the nine months ended September 30, 2006 and 2007, respectively.

5.    PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at the lower of cost or net realizable value. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which is three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. Repair and maintenance costs are expensed as incurred.

Property, plant and equipment consisted of the following:

	Estimated Useful Lives	December 31,		September 30, 2007
		2005	2006
				(unaudited)
	(in thousands)
Computer hardware	3 years	$1,968	$3,167	$6,396
Computer software	3 years	165	219	1,767
Office equipment, furniture and fixtures	3 years	56	63	286
Leasehold improvements	2.7 years	5	96	1,293

Total fixed assets		2,194	3,545	9,742
Accumulated depreciation and amortization		(865)	(1,847)	(2,935)

Property, plant and equipment, net		$1,329	$1,698	$6,807

Depreciation and amortization expense was $191,000, $606,000 and $982,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $734,000 and $1.2 million for the nine months ended September 30, 2006 and 2007, respectively. Included in computer software is our new enterprise resource software system of $1.4 million, which we will begin to amortize in the fourth quarter of 2007.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    DEFERRED REVENUE

Deferred revenue consisted of the following:

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
Product	$258	$2,207	$716
Support and services	274	4,898	11,824
Ratable product and related support and services	6,232	142	102
Less: deferred cost of ratable product revenue and product revenue	(1,568)	(593)	(143)

Deferred revenue, current	$5,196	$6,654	$12,499

Product, non-current	397	—	—
Support and services, non-current	34	2,556	6,919
Ratable product and related support and services, non-current	379	85	15
Less: deferred cost of ratable product revenue and product revenue	(236)	—	(1)

Deferred revenue, non-current	$574	$2,641	$6,933

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred support and services revenue represents customer payments made in advance for annual support and services contracts. Support and services contracts are typically billed in advance on a per annum basis and revenue is recognized ratably over the support period. Deferred ratable product and related support and services revenue consists of revenue on transactions prior to fiscal 2006 where VSOE of fair value of support and services had not been established and, as a result, the entire arrangement was being recognized ratably over the related support period. All customers are known to us upon sale of our appliances.

7.    GUARANTEES

Our agreements with our channel partners and, less frequently, our customers, generally include certain provisions for indemnifying the channel partners and customers against liabilities if our products infringe a third party’s intellectual property rights. To date, we have not incurred any material costs as a result of such indemnification provisions and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Under the terms of our lease for our current corporate headquarters, we are obligated to provide a letter of credit for $136,000. To date, this letter of credit is not in place, and has not been required by our sub-lessor. Under the terms of our lease for our new corporate headquarters, which commences on November 1, 2007, we provided a letter of credit for $209,000.

As permitted or required under Delaware law and to the maximum extent allowable under that law, we have certain obligations to indemnify our officers, directors and certain key employees for certain events or occurrences while the officer, director or employee is or was serving at our request in such capacity. These indemnification obligations are valid as long as the director, officer or employee acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The maximum potential amount of future payments we could be required to make under these indemnification obligations is unlimited; however, we have a director and officer insurance policy that mitigates our exposure and generally enables us to recover a portion of any future amounts paid.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    LEASE COMMITMENTS

We lease our worldwide facilities and certain other equipment under non-cancelable operating lease agreements. Included in the September 30, 2007 amounts are the $23.0 million for our new corporate headquarters lease starting November 1, 2007. Future minimum commitments for these operating leases in place as of December 31, 2006 and September 30, 2007 are as follows (in thousands):

	December 31, 2006	September 30, 2007
		(unaudited)
	(in thousands)
2007 (remainder of year)	$470	$137
2008	700	2,037
2009	88	2,264
2010	1	2,243
2011 and beyond	—	17,220

	$1,259	$23,901

The terms of certain lease agreements provide for rental payments on a graduated basis. We recognize rent expense on the straight-line basis over the lease period and have accrued for rent expense incurred but not paid. Rent expense under operating leases was $209,000, $351,000 and $483,000 for the years ended December 31, 2004, 2005 and 2006, respectively, and $347,000 and $407,000 for the nine months ended September 30, 2006 and 2007, respectively.

9.    MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK

Mandatorily Redeemable Convertible Preferred Stock

The following table summarizes mandatorily redeemable convertible preferred stock authorized and issued as of December 31, 2006:

Date of Issuance		Shares Authorized	Shares Issued	Net Proceeds	Aggregate Liquidation Preference
Series A-1, A-2	November 2001, January 2003, July 2003	12,794	12,794	$9,302	$9,331
Series B	December 2003, January 2004	14,530	14,530	16,950	17,000
Series C	July 2005, August 2005, November 2006	7,600	7,457	15,205	15,269

		34,924	34,781	$41,457	$41,600

All series of mandatorily redeemable preferred stock were converted on July 2, 2007, the date of the closing of our IPO, to common stock.

Common Stock

On November 8, 2001, we issued 3,360,000 shares of common shares to our founders and others at $0.01 per share. These shares were subject to our right of repurchase, which upon the occurrence of certain events, including the purchaser’s termination of service, allowed us to repurchase any unvested shares at the issuance price. At December 31, 2005, December 31, 2006 and September 30, 2007, there were no founder shares subject to repurchase.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Plan

In May 2002, our board of directors adopted the 2002 Stock Plan, or Plan. The Plan provides that grants of incentive stock options will be made at no less than the estimated fair value of our common stock (no less than 85% of the fair value for nonqualified stock options), as determined by our board of directors at the date of grant. Vesting and exercise provisions are determined by our board of directors at the time of grant. Options typically vest with respect to 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. Options granted under the Plan have a maximum term of ten years. Recipients of stock options under the Plan generally have the right to exercise their options prior to vesting. Any unvested stock issued under the Plan is subject to repurchase by us.

In May 2007, our board of directors approved the 2007 Equity Incentive Plan, or 2007 Plan, and the 2007 Employee Stock Purchase Plan, or ESPP. The following number of shares was reserved under these plans:

Shares
2007 Plan	6,000,000
2007 Employee Stock Purchase Plan	1,200,000

As of September 30, 2007, 5,957,621 shares remained available for grant to eligible employees, directors and consultants under the 2007 Plan.

Options issued under our stock option plans are generally exercisable for periods not to exceed 10 years and are issued at the fair value of the shares of common stock on the date of grant. Following the IPO, the fair value of our common stock is determined by the trading price of such stock on the Nasdaq Global Market. Options typically vest with respect to 25% of the shares one year after the options’ vesting commencement date and the remainder ratably on a monthly basis over the following three years. For some options granted under the 2002 Plan, employees had the right to exercise their options prior to vesting. Any unvested stock issued under the 2002 Plan is subject to repurchase by us upon the employee’s termination of service. Grants made pursuant to the 2007 Plan generally do not provide for the immediate exercise of options.

On June 27, 2007, we implemented our ESPP, which is compensatory and results in compensation costs accounted for under SFAS 123(R).

Under the ESPP, employees may purchase shares of common stock at a price per share that is 85% of the lesser of the fair market value of our common stock as of the beginning or the end of six-month purchase periods. Upon adoption of the ESPP plan, the initial purchase period commenced on June 27, 2007 and will end on January 31, 2008. The ESPP is compensatory and will result in compensation expense amortized on a straight-line basis of approximately $2.0 million, of which $873,000 was recognized in the nine months ended September 30, 2007, and the remainder will be recognized through January 31, 2008, the end of the first purchase period.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In the years ended December 31, 2004, 2005 and 2006, we issued stock awards and options to purchase 2,272,342, 3,340,262, and 5,256,270 shares, respectively, of common stock at exercise prices ranging from $0.05 to $1.00 per share. For the nine months ended September 30, 2007, we issued stock awards and options to purchase 5,751,348 shares of common stock at exercise prices ranging from $7.26 to $28.52 per share. The following tables summarize information about the Plan:

	Available for Grant	Number Granted	Weighted Avg Exercise Price per Share
December 31, 2003	3,750,225	3,480,801	$0.09
Granted	(2,272,342)	2,272,342	$0.15
Exercised	—	(538,956)	$0.15
Repurchased	80,834	—	$0.10
Canceled	282,500	(282,500)	$0.12

December 31, 2004	1,841,217	4,931,687	$0.11
Additional shares reserved	1,505,972	—
Granted	(3,340,262)	3,340,262	$0.33
Exercised	—	(1,438,465)	$0.13
Repurchased	67,500	—	$0.13
Canceled	225,938	(225,938)	$0.15

December 31, 2005	300,365	6,607,546	$0.22
Additional shares reserved	4,625,000	—
Granted	(5,256,270)	5,256,270	$0.79
Exercised	—	(1,954,057)	$0.60
Repurchased	31,959	—	$0.13
Canceled	392,513	(392,513)	$0.33

December 31, 2006	93,567	9,517,246	$0.44
Additional shares reserved (unaudited)	10,354,863	—
Granted (unaudited)	(5,751,348)	5,751,348	$10.86
Exercised (unaudited)	—	(843,955)	$7.64
Repurchased (unaudited)	88,250	—	$0.73
Canceled and expired (unaudited)	1,172,289	(1,172,289)	$1.32

September 30, 2007 (unaudited)	5,957,621	13,252,350	$4.43

Range of Exercise Price	Options Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
		(in years)
$0.05–$0.10	2,591,032	5.82	$0.09
$0.15–$0.40	2,869,497	8.36	$0.31
$0.70–$1.00	4,056,717	9.43	$0.77

$0.05–$1.00	9,517,246	8.12	$0.44	$5,292,943

Vested	3,996,027	6.97	$0.19	$3,237,160
Expected to Vest	5,245,158	7.95	$0.44	$2,055,783

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Range of Exercise Price	Options Outstanding at September 30, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
$0.05–$ 0.40	4,369,033	6.80	$0.22
$0.70–$ 1.00	3,662,967	8.68	$0.76
$7.26–$ 8.90	3,498,950	9.42	$7.94
$10.55–$28.52	1,721,400	9.70	$15.75

$0.05–$ 28.52	13,252,350	8.39	$4.43	$351,514,963

Vested	4,323,568	7.04	$0.71	$130,760,010
Expected to Vest	8,482,343	8.34	$4.31	$220,754,953

At December 31, 2005, December 31, 2006 and September 30, 2007, there were 1,161,000, 1,804,000 and 1,524,996 shares, respectively, subject to repurchase under all common stock repurchase agreements upon forfeiture or early termination of employment. The cash received from the sale of these shares is initially recorded as a liability in long-term exercised unvested options and is subsequently reclassified to common stock as the shares vest. At December 31, 2005, December 31, 2006 and September 30, 2007, there was $175,000, $1.0 million and $979,000, respectively, recorded in liabilities related to the issuance of these shares.

In March 2003, in connection with services provided by our interim chief executive officer, we granted to Greylock Partners an option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share, outside of the 2002 Stock Plan. This option was exercised in full in October 2005.

Shares of Common Stock Reserved for Future Issuance

At December 31, 2006 and September 30, 2007, we had shares of common stock reserved for future issuance as follows:

	December 31, 2006	September 30, 2007
		(unaudited)
	(in thousands)
Outstanding stock options	9,517	13,252
Reserved for future grants	94	5,958
ESPP	—	1,200
Conversion of preferred stock	34,781	—

Total	44,392	20,410

10.     INCOME TAXES

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit which is more likely than not to be realized on ultimate settlement. The cumulative effect of

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current taxes payable and long term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and September 30, 2007 was $820,000 and $1.3 million, respectively. Of this total, $135,000 represents the amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate.

We estimate the total amounts of unrecognized tax benefits associated with our research and development tax credits and the allocations of revenue and costs amongst our global operations to increase by approximately $173,000 over the next three months. At this time, we are unable to estimate the range of the reasonably possible change in unrecognized tax benefits over the next twelve months.

Upon adoption of FIN 48, our policy to include interest and penalties related to unrecognized tax benefits within our provision for income taxes did not change. For the nine months ended September 30, 2007, we recognized $27,000 of interest and penalties related to unrecognized tax benefits in our provision for income taxes. The tax years 2002 through 2006 remain open to examination by the major domestic taxing jurisdictions to which we are subject, and for the international jurisdictions the tax years open to examination vary depending on the local tax laws. The amount of loss carry forwards as of December 31, 2006 was $26.0 million for federal and $24.0 million for state. We have federal research and development tax credits of $873,000 and California research and development tax credits of $919,000 at December 31, 2006. The federal research and development tax credits begin to expire in 2022 and the California research and development credits have no expiration date.

We also have California Manufacturers’ Investment Credit of $11,000 in each year that begin to expire in 2012.

For the three years ended December 31, 2006, our loss before provision for income taxes included the following:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
North America	$(9,826)	$(13,821)	$(4,151)
International	—	71	336

Loss before provision for income taxes	$(9,826)	$(13,750)	$(3,815)

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provision for income taxes consisted of the following:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Current:
Federal	$—	$—	$70
State	2	9	27
International	—	24	114

	2	33	211
Deferred:
Federal	—	—	—
State	—	—	—
International	—	—	—

	—	—	—

Total	$2	$33	$211

Income taxes differ from the amounts computed by applying the federal statutory rate of 34% to net loss as shown below:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Expected tax benefit	$(3,340)	$(4,675)	$(1,297)
Net tax effects of:
State taxes, net of federal benefit	(528)	(591)	(117)
Foreign taxes	—	25	114
Tax credits	(267)	(381)	(663)
Stock-based compensation expense	10	24	322
Other differences, net	10	18	53
Losses not benefited	4,117	5,613	1,799

Provision for income taxes	$2	$33	$211

The components of the deferred tax assets consisted of the following:

	December 31,
	2005	2006
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$11,539	$10,205
Tax credits	964	1,707
Accruals and allowances	586	2,687
Differences in timing of revenue recognition	37	144
Stock-based compensation expense	12	133
Depreciation and amortization	46	107

Total deferred tax assets	13,184	14,983
Less: valuation allowance	(13,184)	(14,983)

Net deferred tax assets	$—	$—

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of the available evidence, which includes our historical operating performance and the recorded cumulative net losses in all prior fiscal periods, we have provided a full valuation allowance against our deferred tax assets. Our valuation allowance increased by $4.1 million, $5.6 million and $1.8 million in the years ended December 31, 2004, 2005 and 2006, respectively. In addition, the utilization of our net operating loss and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if such ownership change occurs in the future, for example, as a result of aggregating this offering with certain other sales of our stock before or after this offering.

We have not provided for federal income taxes on all of our non-U.S. subsidiaries’ undistributed earnings as of December 31, 2006, because such earnings are intended to be indefinitely reinvested. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to applicable federal and state income taxes.

11.    SEGMENT INFORMATION

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Accordingly, we consider ourselves to be in a single reporting segment and operating unit structure.

Revenue by geography is based on the billing address of the customer. The following table sets forth revenue and long-lived assets by geographic area:

Revenue

	Year ended December 31,			Nine months ended September 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
North America	$686	$5,177	$31,734	$19,196	$59,202
Europe, Africa and Middle East	76	2,483	12,210	7,567	14,216
Japan and Asia	17	461	2,490	1,792	5,324

Total	$779	$8,121	$46,434	$28,555	$78,742

For the above periods presented, no one country outside the United States represented 10% or more of our total revenue.

DATA DOMAIN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived Assets

	December 31,		September 30, 2007
	2005	2006
			(unaudited)
	(in thousands)
North America	$1,329	$1,671	$6,699
International	—	27	108

Total	$1,329	$1,698	$6,807

12.    EMPLOYEE BENEFIT PLAN

We have a 401(k) plan covering all eligible employees. We are not required to contribute to the plan and have made no contributions through September 30, 2007.

13.    LEGAL MATTERS

From time to time, we may be involved in various legal proceedings arising in the ordinary course of business. There are no matters at December 31, 2006 or September 30, 2007 that, in the opinion of management, might have a material adverse effect on our financial position, results of operations or cash flows.

14.    QUANTUM SETTLEMENT

In the fourth quarter of 2006, we received an inquiry from Quantum Corporation regarding our interest in licensing certain patents that Quantum believed we may have previously incorporated into our products or may incorporate in the future. As a result of our discussions with Quantum, which commenced in 2006, we entered into a patent cross-license agreement in March 2007, with an effective date of January 1, 2007. Under the terms of the cross-license, we issued Quantum 390,000 shares of our common stock in March 2007. We engaged an independent third-party valuation firm to assist us in valuing the shares of our common stock as of the date of issuance. Based on consideration of this valuation, our estimate of the value of the common stock issued under the agreement was approximately $3.3 million.

The same third-party valuation firm assisted us in estimating the value of the intangible asset associated with the cross-license agreement and to estimate its useful life. Based on consideration of this valuation, we determined the fair value of the intangible asset to be $400,000 and have an estimated useful life of three years. We began to amortize this asset to cost of product revenue beginning January 1, 2007. The $2.9 million balance of the settlement amount represents payment to Quantum for a release of all claims for any past acts or conduct, and we have recorded the amount as settlement expense in our consolidated statements of operations for the year ended December 31, 2006.

datadomain logo with background graphic

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

SEC registration fee	$10,243

FINRA filing fee	33,862

Printing expenses	150,000

Legal fees and expenses	500,000

Accounting fees and expenses	200,000

Blue sky fees and expenses	10,000

Custodian and transfer agent fees	15,000

Miscellaneous fees and expenses	30,895

Total	$950,000

Item 14.    Indemnification of Directors and Officers

Our restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our restated certificate of incorporation also provides that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding. The bylaws also authorize us to indemnify any of our employees or agents and permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We have entered into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is included as Exhibit 10.1 to this registration statement. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer or other key employee because of his or her status as one of our directors, executive officers or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws (except in a proceeding initiated by such person without board approval). In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to Section 9 of the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement contained in Exhibit 4.3 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our amended and restated investors’ rights agreement.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 2004, we have issued the following securities that were not registered under the Securities Act:

1. We granted direct issuances or stock options to purchase 15,594,624 shares of our common stock at exercise prices ranging from $0.15 to $12.50 per share to employees, consultants, directors and other service providers under our 2002 Stock Plan.

2. On March 27, 2003, we granted a stock option to purchase 217,942 shares of our common stock at an exercise price of $0.10 per share to an entity affiliated with Greylock Partners outside of the 2002 Stock Plan, and we issued and sold 217,942 shares of our common stock upon the exercise of this stock option on October 5, 2005.

3. We issued and sold an aggregate of 4,356,373 shares of our common stock to employees, directors, consultants, and other service providers for aggregate consideration of approximately $2,117,347 under direct issuances or exercises of options granted under our 2002 Stock Plan.

4. From December 11, 2003 to January 23, 2004, we issued and sold an aggregate of 14,529,910 shares of our Series B convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $17,000,000.

5. From July 26, 2005 to August 31, 2006, we issued and sold an aggregate of 7,396,512 shares of our Series C convertible preferred stock to certain institutional and individual investors for an aggregate purchase price of approximately $15,100,000.

6. On November 27, 2006 and November 29, 2006, we issued and sold an aggregate of 60,000 shares of our Series C convertible preferred stock to two individual investors for an aggregate purchase price of approximately $180,000.

7. On March 14, 2007, we issued 390,000 shares of our common stock to a corporation in connection with a technology licensing agreement. The shares were issued in consideration of the cross-license of patent rights between the corporation and us.

The sale of securities described in Items 15(1) and (3) were deemed to be exempt from registration under the Securities Act in reliance upon Sections 3(b) or 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The sale of securities described in Items 15(2) and (4)-(7) were sales to accredited investors and were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.(1)

3.2	Amended and Restated Bylaws.(1)

4.1	Reference is made to Exhibits 3.1 and 3.2.(1)

4.2	Form of Common Stock certificate.(1)

4.3	Amended and Restated Investors’ Rights Agreement, dated March 14, 2007, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.(1)

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.(1)

10.2	Data Domain, Inc. 2002 Stock Plan.(1)

10.3	Form of 2002 Stock Plan Stock Purchase Agreement.(1)

10.4	Form of 2002 Stock Plan Stock Option Agreement (early exercise).(1)

10.5	Form of 2002 Stock Plan Stock Option Agreement (installment vesting).(1)

10.6	Form of 2002 Stock Plan Stock Option Agreement (non-employee directors).(1)

10.7	2007 Equity Incentive Plan.(1)

10.8	2007 Employee Stock Purchase Plan.(1)

10.9	Data Domain, Inc. 2007 Bonus Plan.(1)

10.10	Offer Letter with Frank Slootman, dated June 17, 2003.(1)

10.11	Offer Letter with Michael P. Scarpelli, dated September 14, 2006.(1)

10.12	Offer Letter with Daniel R. McGee, dated January 13, 2006.(1)

10.13	Offer Letter with David L. Schneider, dated December 8, 2003.(1)

10.14	Notice of Stock Option Grant and Stock Option Agreement, dated August 28, 2003, with Frank Slootman.(1)

10.15	Notice of Stock Option Grant and Stock Option Agreement, dated August 10, 2005, with Frank Slootman.(1)

10.16	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2006, with Michael P. Scarpelli.(1)

10.17	Notice of Stock Option Grant and Stock Option Agreement, dated March 15, 2006, with Daniel R. McGee.(1)

10.18	Notice of Stock Option Grant and Stock Option Agreement, dated January 22, 2004, with David L. Schneider.(1)

10.19	Notice of Stock Option Grant and Stock Option Agreement, dated January 31, 2005, with David L. Schneider.(1)

10.20	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2005, with David L. Schneider.(1)

10.21	Notice of Stock Option Grant and Stock Option Agreement, dated February 12, 2007, with David L. Schneider.(1)

10.22	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Frank Slootman.(1)

Exhibit No.	Description

10.23	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Michael P. Scarpelli.(1)

10.24	Amended and Restated Consulting Agreement by and between the Registrant and Kai Li, dated September 1, 2003.(1)

10.25	Form of Management Change in Control Agreement.(1)

10.26	Letter Agreement by and between the Registrant and Neal Ater, dated March 15, 2007.(1)

10.27	Sub-Sublease Agreement by and between the Registrant and Juniper Networks, Inc. effective as of July 1, 2006.(1)

10.28†	Manufacturing Services Agreement by and between the Registrant and Solectron USA, Inc., a Delaware corporation, dba Fine Pitch Technology dated April 26, 2006.(1)

10.29†	OEM Purchase Agreement by and between the Registrant and Xyratex Technology Limited, dated March 8, 2007.(1)

10.30	Patent Cross-License Agreement by and between the Registrant and Quantum Corporation, dated March 13, 2007.(1)

10.31	Amended and Restated Voting Agreement, dated July 26, 2005, as amended on October 4, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.(1)

10.32	Form of 2007 Equity Incentive Plan Stock Option Agreement.(1)

10.33	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Initial Director Grants).(1)

10.34	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Annual Director Grants).(1)

10.35	Form of 2007 Equity Incentive Plan Stock Option Agreement (Officer Grants).(1)

10.36	Form of 2007 Equity Incentive Plan Stock Option Agreement (Chief Executive Officer Grants).(1)

10.37	Management Change in Control Agreement by and between the Registrant and Frank Slootman.(1)

10.38	Form of Summary of Stock Grant and Stock Grant Agreement with Kai Li.(1)

10.39	Lease dated as of July 10, 2007 between Sobrato Interests and the Registrant.(2)

10.40	First Amendment To Lease dated as of August 27, 2007 between Sobrato Interests and the Registrant.(3)

21.1	List of subsidiaries.(4)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Fenwick & West LLP (contained in Exhibit 5.1).

24.1	Power of Attorney.(4)

99.1	Consent of Duff & Phelps, LLC.(4)

99.2	Consent of International Data Corporation, a market research firm, dated October 31, 2007.(4)

*	To be filed by amendment.
†	Confidential treatment has been granted for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.
(1)	Filed as an Exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-141716), as filed with the Securities and Exchange Commission on March 30, 2007, as amended and incorporated herein by reference
(2)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 and incorporated herein by reference
(3)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007 and incorporated herein by reference
(4)	Previously filed

(b) Financial Statement Schedules

The following schedule is filed as part of this registration statement:

Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

SCHEDULE II

DATA DOMAIN, INC. VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Additions (Recoveries) Charged to Operations	Write- offs	Ending Balance
	(in thousands)
Trade Receivable Allowances:
Year Ended December 31, 2004	$—	$3	$—	$3

Year Ended December 31, 2005	3	(2)	—	1

Year Ended December 31, 2006	1	9	—	10

Nine Months Ended September 30, 2007 (unaudited)	10	(3)	7	—

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on this 7th day of November, 2007.

DATA DOMAIN, INC.

By:	/S/ FRANK SLOOTMAN
Frank Slootman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 1 to the registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

/S/ FRANK SLOOTMAN Frank Slootman	President, Chief Executive Officer and Director (Principal Executive Officer)	November 7, 2007

/S/ MICHAEL P. SCARPELLI Michael P. Scarpelli	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 7, 2007

* Ronald D. Bernal	Director	November 7, 2007

* Aneel Bhusri	Chairman of the Board of Directors	November 7, 2007

* Ronald E. F. Codd	Director	November 7, 2007

* Reed E. Hundt	Director	November 7, 2007

/s/ KAI LI Kai Li	Director	November 7, 2007

* Jeffrey A. Miller	Director	November 7, 2007

* Scott D. Sandell	Director	November 7, 2007

* By:	/s/ MICHAEL P. SCARPELLI
Michael P. Scarpelli Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.(1)

3.2	Amended and Restated Bylaws.(1)

4.1	Reference is made to Exhibits 3.1 and 3.2.(1)

4.2	Form of Common Stock certificate.(1)

4.3	Amended and Restated Investors’ Rights Agreement, dated March 14, 2007, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.(1)

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers and certain key employees.(1)

10.2	Data Domain, Inc. 2002 Stock Plan.(1)

10.3	Form of 2002 Stock Plan Stock Purchase Agreement.(1)

10.4	Form of 2002 Stock Plan Stock Option Agreement (early exercise).(1)

10.5	Form of 2002 Stock Plan Stock Option Agreement (installment vesting).(1)

10.6	Form of 2002 Stock Plan Stock Option Agreement (non-employee directors).(1)

10.7	2007 Equity Incentive Plan.(1)

10.8	2007 Employee Stock Purchase Plan.(1)

10.9	Data Domain, Inc. 2007 Bonus Plan.(1)

10.10	Offer Letter with Frank Slootman, dated June 17, 2003.(1)

10.11	Offer Letter with Michael P. Scarpelli, dated September 14, 2006.(1)

10.12	Offer Letter with Daniel R. McGee, dated January 13, 2006.(1)

10.13	Offer Letter with David L. Schneider, dated December 8, 2003.(1)

10.14	Notice of Stock Option Grant and Stock Option Agreement, dated August 28, 2003, with Frank Slootman.(1)

10.15	Notice of Stock Option Grant and Stock Option Agreement, dated August 10, 2005, with Frank Slootman.(1)

10.16	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2006, with Michael P. Scarpelli.(1)

10.17	Notice of Stock Option Grant and Stock Option Agreement, dated March 15, 2006, with Daniel R. McGee.(1)

10.18	Notice of Stock Option Grant and Stock Option Agreement, dated January 22, 2004, with David L. Schneider.(1)

10.19	Notice of Stock Option Grant and Stock Option Agreement, dated January 31, 2005, with David L. Schneider.(1)

10.20	Notice of Stock Option Grant and Stock Option Agreement, dated September 14, 2005, with David L. Schneider.(1)

10.21	Notice of Stock Option Grant and Stock Option Agreement, dated February 12, 2007, with David L. Schneider.(1)

10.22	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Frank Slootman.(1)

10.23	Notice of Stock Option Grant and Stock Option Agreement, dated March 26, 2007, with Michael P. Scarpelli.(1)

Exhibit No.	Description

10.24	Amended and Restated Consulting Agreement by and between the Registrant and Kai Li, dated September 1, 2003.(1)

10.25	Form of Management Change in Control Agreement.(1)

10.26	Letter Agreement by and between the Registrant and Neal Ater, dated March 15, 2007.(1)

10.27	Sub-Sublease Agreement by and between the Registrant and Juniper Networks, Inc. effective as of July 1, 2006.(1)

10.28†	Manufacturing Services Agreement by and between the Registrant and Solectron USA, Inc., a Delaware corporation, dba Fine Pitch Technology dated April 26, 2006.(1)

10.29†	OEM Purchase Agreement by and between the Registrant and Xyratex Technology Limited, dated March 8, 2007.(1)

10.30	Patent Cross-License Agreement by and between the Registrant and Quantum Corporation, dated March 13, 2007.(1)

10.31	Amended and Restated Voting Agreement, dated July 26, 2005, as amended on October 4, 2006, by and among the Registrant, certain stockholders and the investors listed on the signature pages thereto.(1)

10.32	Form of 2007 Equity Incentive Plan Stock Option Agreement.(1)

10.33	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Initial Director Grants).(1)

10.34	Form of 2007 Equity Incentive Plan Stock Option Agreement (Automatic Annual Director Grants).(1)

10.35	Form of 2007 Equity Incentive Plan Stock Option Agreement (Officer Grants).(1)

10.36	Form of 2007 Equity Incentive Plan Stock Option Agreement (Chief Executive Officer Grants).(1)

10.37	Management Change in Control Agreement by and between the Registrant and Frank Slootman.(1)

10.38	Form of Summary of Stock Grant and Stock Grant Agreement with Kai Li.(1)

10.39	Lease dated as of July 10, 2007 between Sobrato Interests and the Registrant.(2)

10.40	First Amendment To Lease dated as of August 27, 2007 between Sobrato Interests and the Registrant.(3)

21.1	List of subsidiaries.(4)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Fenwick & West LLP (contained in Exhibit 5.1).

24.1	Power of Attorney.(4)

99.1	Consent of Duff & Phelps, LLC.(4)

99.2	Consent of International Data Corporation, a market research firm, dated October 31, 2007.(4)

*	To be filed by amendment.
†	Confidential treatment has been granted for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.
(1)	Filed as an Exhibit to the Registrant’s Registration Statement on Form S-1 (File No. 333-141716), as filed with the Securities and Exchange Commission on March 30, 2007, as amended and incorporated herein by reference
(2)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2007 and incorporated herein by reference
(3)	Filed as an Exhibit to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007 and incorporated herein by reference
(4)	Previously filed